

THE NORTH WEST COMPANY



SUPPL

September 13, 2006

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS SECOND QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. Second Quarter Interim Financial Statements
4. Interim MD&A – Second Quarter
5. News Release – Second Quarter

Additional Documentation filed on (SEDAR)

6. New Release – April 28, 2006
7. Material Change Report – English – May 2, 2006
8. Material Document(s) – May 16, 2006
9. Material Document(s) (amended) – May 16, 2006
10. Material Document(s) – May 16, 2006
11. Material Document(s) – May 16, 2006
12. Alternative Monthly Report – July 7, 2006
13. Material Change Report – English – Sept. 8, 2006

If you require further information, please feel free to contact me. Thanks.

Yours truly,

for M. Noakes

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

dw 9/19



FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended July 29, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 7, 2006

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended July 29, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 7, 2006

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President & Chief Financial Officer

2006 SECOND QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports second quarter earnings to July 29, 2006 of $12.8 million, an increase of 18.5% over last year's second quarter earnings of $10.8 million. Diluted earnings per unit improved to $0.80 compared to $0.67 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

Sales increased 8.1% to $232.6 million compared to the second quarter last year and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. On a same store basis, sales increased 2.5% and were up 4.4% excluding the foreign exchange impact. Strong food sales growth in our Canadian operations was the leading factor contributing to the sales increase in the quarter, more than offsetting soft general merchandise sales in Northern Canada and Alaska.

The Trustees have approved a three-for-one unit split. Unitholders will receive an additional two units for each unit owned on the record date of September 20, 2006. The unit split will make the unit price more affordable to retail investors which should enhance the liquidity of our units. The Trustees have also approved an increase in the quarterly distribution of 22.2% to $0.22 per unit on a split adjusted basis to unitholders of record on September 30, 2006.

On behalf of the Trustees and the Board of Directors:

"I. Sutherland"	"E. Kennedy"
Ian Sutherland Chairman	Edward S. Kennedy President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Second quarter consolidated sales increased 8.1% (4.4% on a same store basis excluding the foreign exchange impact) to $232.6 million compared to $215.1 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $4.8 million. Food sales increased 8.1% and were up 5.7% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 8.0% as a result of new stores in Canada and Alaska and were up 0.9% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 7.7% to $208.2 million but decreased 34 basis points as a percentage to sales compared to the second quarter of 2005. New and non-comparable store expenses accounted for $12.0 million or 80.1% of the increase. Continued gains in staff productivity and lower debt loss expense helped to counter higher energy-related costs.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 11.7% to $24.4 million compared to $21.9 million in the second quarter last year. Sales growth and lower expenses as a rate to sales in Canada were the leading factors contributing to this improvement. Amortization increased $192,000 or 3.0% to $6.5 million. Amortization related to business acquisitions accounted for the majority of the increase. Interest expense increased 13.1% to $1.7 million due to higher interest rates compared to the second quarter last year which was partially offset by lower average debt outstanding in the quarter compared to last year. Income taxes increased 5.7% to $3.5 million but decreased 200 basis points to 21.4% compared to 23.4% in the second quarter last year. Canadian operations income tax expense benefited from the limited partnership structure implemented at the beginning of the quarter which resulted in a lower effective tax rate. Income tax expense was negatively impacted by approximately $610,000 due to a reduction in the future tax rates substantively enacted in the

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

May 2006 federal budget which resulted in a reduction of the future tax assets.

Net earnings increased $2.0 million or 18.5% to $12.8 million. Diluted earnings per unit improved to $0.80 compared to $0.67 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

Year-to-date sales increased 8.5% to $446.3 million compared to last year and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. Same store sales increased 3.3% and were up 4.9% excluding the foreign exchange impact. Food sales increased 8.6% and were up 6.4% on a same store basis excluding the foreign exchange impact led by strong sales in our Canadian operations. General merchandise sales were up 7.3% as a result of new stores in Canada and Alaska and were up 0.5% on a same store basis excluding the foreign exchange impact. The stronger Canadian dollar negatively impacted sales by $7.4 million.

Cost of sales, selling and administrative expenses increased 7.8% to $401.7 million but decreased 60 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for 71.5% of the increase.

Trading profit increased 15.4% to $44.6 million compared to $38.7 million last year. Strong food sales growth combined with lower expense rates as a percentage to sales in our Canadian operations were the leading factors in the trading profit improvement. Interest expense increased 8.4% to $3.3 million due to higher interest rates which was partially offset by lower average debt levels compared to last year. Income taxes of $5.8 million increased 29.0% over last year. The increase in income tax expense is due to higher first quarter earnings in Canada that were fully taxable as income tax deductions on interest paid by the Company to the Fund were maximized. Consolidated net earnings increased 21.7% to $22.5 million from $18.5 million last year. Diluted earnings per unit improved to $1.41 compared to $1.15 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.02 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 9.0% (4.9% on a same store basis) to $186.5 million compared to $171.0 million last year.

Food sales increased 8.3% in the quarter compared to last year (6.1% on a same store basis). In addition to the effectiveness of marketing programs initiated in earlier quarters, hot weather conditions had a net positive impact ranging from strong beverage sales to increased business supplying fire fighting crews. General merchandise sales were up 10.9% over last year and were up 1.8% on a same store basis. Sales in our Giant Tiger banner continued to accelerate and offset a weaker performance in Northern Canada. Footwear, outerwear, home furnishings and electronics delivered the biggest gains. Credit capacity in northern Canada continues to be a limiting factor for more discretionary, big-ticket general merchandise products.

Gross profit dollars increased 8.8% led by food sales growth. General merchandise gross profit dollars increased 5.8% but decreased as a rate to sales due to higher markdowns resulting from an ongoing initiative to streamline inventories. Operating expenses as a rate to sales decreased by 78 basis points as our stores continued to benefit from more efficient work processes and improved staff productivity which helped offset higher utility costs. Canadian trading profit increased 17.6% to $19.6 million or 10.5% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 15.7% (2.0% on a same store basis) to $41.2 million compared to $35.6 million last year.

Retail food sales increased 20.9% (3.9% on a same store basis) as a result of new stores and continued sales growth in existing locations. Sales were strong across most categories with grocery, produce, and non-food categories having the largest dollar increase over last year. Retail general merchandise sales were up 2.0% as a result of new stores but were down 5.5% on a same store basis. Sales decreases in transportation, sporting goods and home furnishings were partially offset by modest sales growth in apparel categories. Higher energy expenses continue to be a factor in lower customer spending in the big ticket categories.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 5.5% over last year as FE made modest gains in new customer accounts.

Gross profit dollars were up 13.9% driven by food sales growth. Same store operating expenses increased 52 basis points as a percentage to sales primarily due to higher occupancy costs related to utilities and the clean-up of a heating oil spill at a store location. Trading profit increased 1.9% to $4.3 million or 10.3% of sales.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .45:1 compared to .53:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital decreased $16.1 million compared to the second quarter in 2005 largely due to the increase in the current portion of long-term debt due June 15, 2007. The increase in cash is due to the timing of deposits in-transit and higher cash levels in our Canadian operations to support our financial services. The decrease in inventories is due to targeted reductions in slow moving general merchandise inventories in our Canadian operations which was partially offset by new stores opened in Canada and Alaska. Accounts payable and accrued expenses increased from the prior year due to longer payment terms with vendors and higher performance incentive accruals reflecting the strong earnings. The increase in the current portion of long-term debt is due to a principal repayment of $20.2 million due June 15, 2007.

Outstanding Units

The weighted average units outstanding for the quarter were 15,834,000 compared to 15,929,000 last year. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan most of which were purchased during the third and fourth quarters of 2005. The weighted average fully diluted units outstanding for the quarter were 16,128,000 compared to 16,126,000 last year. The increase in the fully diluted units outstanding is due to units granted under the deferred unit plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $21.0 million from $6.7 million last year. The increase in cash flow from operating activities in the quarter is due to higher earnings and a reduction in non-cash working capital primarily due to a decrease in inventories. The increase in cash paid for income taxes in the quarter compared to the second quarter last year is due to the Canadian operations not having to pay income tax installments until the third quarter of 2005 as a result of the utilization of tax losses carried forward from previous years. Although net earnings in the quarter increased $2.0 million from last year, cash flow from operations[1] decreased $100,000 to $19.2 million compared to $19.3 million in the second quarter last year due to a reduction in future income taxes. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, the long-term debt principal repayment due June 15, 2007 as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $7.7 million from $6.0 million last year. The increase in investing activities is due to the acquisition of four stores on Prince of Wales Island, Alaska. Capital expenditures for 2006 are expected to be in the range of $35 to $40 million. These expenditures include store acquisitions, the opening of new gas outlets, the replacement of one large store in northern Canada and the opening of five Giant Tiger stores.

Cash used in financing activities in the quarter was $13.1 million compared to $4.0 million last year. The increase is due to an increase in distributions to unitholders and a decrease in bank advances and short-term notes.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

OTHER HIGHLIGHTS

- The Board of Trustees has approved a three-for-one unit split to unitholders of record on September 20, 2006. The unit split will be done by way of the push out method whereby unitholders will receive two additional units for each unit held. Upon completion of the unit split, the number of units outstanding will approximate 48.4 million. The Fund's units are expected to commence trading on a split adjusted basis on September 18, 2006. The additional units should be mailed to unitholders on September 25, 2006. Unitholders holding their units through a broker will be credited for the additional units through the brokerage firm.
- Giant Tiger stores opened in Calgary, Alberta on June 24, 2006 and in Medicine Hat, Alberta on August 19, 2006.

REORGANIZATION

The Company has submitted its request for a ruling on the second step of the reorganization. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. As a result of transferring most of the Canadian pre-tax earnings to the Fund, the Company will no longer have enough taxable income to realize its future tax assets and therefore, the balance of the future tax assets of the Canadian operations of approximately $6.5 million will be written off as a charge to earnings. The write-off of the future tax assets will be a non-cash expense and will not impact distributions. The timing of the completion of the second step, which is subject to receiving a satisfactory tax ruling and lender approvals, is expected to be three to six months.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.22 per unit on a split adjusted basis to unitholders of record on September 30, 2006 and distributable by October 15, 2006. This distribution represents a 22.2% increase over the previous quarterly distribution and reflects the impact of the transfer of the majority of the Canadian business assets to a limited partnership as announced in the first quarter report to unitholders. Further distribution increases are expected based on the Canadian earnings trend continuing or the completion of the second step of the reorganization. Specifically, subject to receiving a satisfactory tax ruling and assuming the present earnings trend continues, the increase in distributions will be $7 million to $10 million or $0.14 to $0.21 per unit on a split adjusted annualized basis.

OUTLOOK

Same store food sales are expected to lead sales and earnings growth in the second half but are also expected to slow somewhat as cost inflation pressures ease. General merchandise sales profitability is expected to improve through a focus on fresher merchandise and expected higher incomes in Alaska resulting from a higher Permanent Fund Dividend payment in the fall. New store additions will be a significant growth factor at AC throughout the balance of 2006 and will continue to contribute to Canadian performance.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
($ in millions)	2006	2005	2006	2005	2005	2004	2005	2004
Sales	$232.6	$215.1	$213.7	$196.2	$227.0	$209.9	$211.3	$197.0
Trading profit	24.4	21.9	20.2	16.8	24.1	21.5	22.7	21.2
Net earnings	12.8	10.8	9.8	7.7	12.2	10.6	12.2	11.0
Net earnings per unit:								
Basic	0.80	0.68	0.62	0.49	0.77	0.66	0.77	0.69
Diluted	0.80	0.67	0.61	0.48	0.77	0.66	0.76	0.68

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Second Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Net earnings	$ 12,759	$ 10,764	$ 22,526	$ 18,509
Add: Amortization	6,543	6,351	12,992	12,609
Interest expense	1,658	1,466	3,324	3,066
Income taxes	3,470	3,282	5,777	4,476
Trading profit	$ 24,430	$ 21,863	$ 44,619	$ 38,660

For trading profit information by business segment, see note 8 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Second Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Cash flow from operating activities	$ 21,024	$ 6,696	$ 33,439	$ 21,669
Non-cash items:				
Change in other non-cash items	89	5,093	76	4,520
Change in non-cash working capital	(1,945)	7,465	1,492	7,070
Cash flow from operations	$ 19,168	$ 19,254	$ 35,007	$ 33,259

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to September 7, 2006.

Forward-Looking Statements
This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

2006 SECOND QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports second quarter earnings to July 29, 2006 of $12.8 million, an increase of 18.5% over last year's second quarter earnings of $10.8 million. Diluted earnings per unit improved to $0.80 compared to $0.67 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

Sales increased 8.1% to $232.6 million compared to the second quarter last year and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. On a same store basis, sales increased 2.5% and were up 4.4% excluding the foreign exchange impact. Strong food sales growth in our Canadian operations was the leading factor contributing to the sales increase in the quarter, more than offsetting soft general merchandise sales in Northern Canada and Alaska.

The Trustees have approved a three-for-one unit split. Unitholders will receive an additional two units for each unit owned on the record date of September 20, 2006. The unit split will make the unit price more affordable to retail investors which should enhance the liquidity of our units. The Trustees have also approved an increase in the quarterly distribution of 22.2% to $0.22 per unit on a split adjusted basis to unitholders of record on September 30, 2006.

On behalf of the Trustees and the Board of Directors:




Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Second quarter consolidated sales increased 8.1% (4.4% on a same store basis excluding the foreign exchange impact) to $232.6 million compared to $215.1 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $4.8 million. Food sales increased 8.1% and were up 5.7% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 8.0% as a result of new stores in Canada and Alaska and were up 0.9% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 7.7% to $208.2 million but decreased 34 basis points as a percentage to sales compared to the second quarter of 2005. New and non-comparable store expenses accounted for $12.0 million or 80.1% of the increase. Continued gains in staff productivity and lower debt loss expense helped to counter higher energy-related costs.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 11.7% to $24.4 million compared to $21.9 million in the second quarter last year. Sales growth and lower expenses as a rate to sales in Canada were the leading factors contributing to this improvement. Amortization increased $192,000 or 3.0% to $6.5 million. Amortization related to business acquisitions accounted for the majority of the increase. Interest expense increased 13.1% to $1.7 million due to higher interest rates compared to the second quarter last year which was partially offset by lower average debt outstanding in the quarter compared to last year. Income taxes increased 5.7% to $3.5 million but decreased 200 basis points to 21.4% compared to 23.4% in the second quarter last year. Canadian operations income tax expense benefited from the limited partnership structure implemented at the beginning of the quarter which resulted in a lower effective tax rate. Income tax expense was negatively impacted by approximately $610,000 due to a reduction in the future tax rates substantively enacted in the

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

May 2006 federal budget which resulted in a reduction of the future tax assets.

Net earnings increased $2.0 million or 18.5% to $12.8 million. Diluted earnings per unit improved to $0.80 compared to $0.67 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

Year-to-date sales increased 8.5% to $446.3 million compared to last year and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. Same store sales increased 3.3% and were up 4.9% excluding the foreign exchange impact. Food sales increased 8.6% and were up 6.4% on a same store basis excluding the foreign exchange impact led by strong sales in our Canadian operations. General merchandise sales were up 7.3% as a result of new stores in Canada and Alaska and were up 0.5% on a same store basis excluding the foreign exchange impact. The stronger Canadian dollar negatively impacted sales by $7.4 million.

Cost of sales, selling and administrative expenses increased 7.8% to $401.7 million but decreased 60 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for 71.5% of the increase.

Trading profit increased 15.4% to $44.6 million compared to $38.7 million last year. Strong food sales growth combined with lower expense rates as a percentage to sales in our Canadian operations were the leading factors in the trading profit improvement. Interest expense increased 8.4% to $3.3 million due to higher interest rates which was partially offset by lower average debt levels compared to last year. Income taxes of $5.8 million increased 29.0% over last year. The increase in income tax expense is due to higher first quarter earnings in Canada that were fully taxable as income tax deductions on interest paid by the Company to the Fund were maximized. Consolidated net earnings increased 21.7% to $22.5 million from $18.5 million last year. Diluted earnings per unit improved to $1.41 compared to $1.15 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.02 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 9.0% (4.9% on a same store basis) to $186.5 million compared to $171.0 million last year.

Food sales increased 8.3% in the quarter compared to last year (6.1% on a same store basis). In addition to the effectiveness of marketing programs initiated in earlier quarters, hot weather conditions had a net positive impact ranging from strong beverage sales to increased business supplying fire fighting crews. General merchandise sales were up 10.9% over last year and were up 1.8% on a same store basis. Sales in our Giant Tiger banner continued to accelerate and offset a weaker performance in Northern Canada. Footwear, outerwear, home furnishings and electronics delivered the biggest gains. Credit capacity in northern Canada continues to be a limiting factor for more discretionary, big-ticket general merchandise products.

Gross profit dollars increased 8.8% led by food sales growth. General merchandise gross profit dollars increased 5.8% but decreased as a rate to sales due to higher markdowns resulting from an ongoing initiative to streamline inventories. Operating expenses as a rate to sales decreased by 78 basis points as our stores continued to benefit from more efficient work processes and improved staff productivity which helped offset higher utility costs. Canadian trading profit increased 17.6% to $19.6 million or 10.5% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 15.7% (2.0% on a same store basis) to $41.2 million compared to $35.6 million last year.

Retail food sales increased 20.9% (3.9% on a same store basis) as a result of new stores and continued sales growth in existing locations. Sales were strong across most categories with grocery, produce, and non-food categories having the largest dollar increase over last year. Retail general merchandise sales were up 2.0% as a result of new stores but were down 5.5% on a same store basis. Sales decreases in transportation, sporting goods and home furnishings were partially offset by modest sales growth in apparel categories. Higher energy expenses continue to be a factor in lower customer spending in the big ticket categories.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 5.5% over last year as FE made modest gains in new customer accounts.

Gross profit dollars were up 13.9% driven by food sales growth. Same store operating expenses increased 52 basis points as a percentage to sales primarily due to higher occupancy costs related to utilities and the clean-up of a heating oil spill at a store location. Trading profit increased 1.9% to $4.3 million or 10.3% of sales.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .45:1 compared to .53:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital decreased $16.1 million compared to the second quarter in 2005 largely due to the increase in the current portion of long-term debt due June 15, 2007. The increase in cash is due to the timing of deposits in-transit and higher cash levels in our Canadian operations to support our financial services. The decrease in inventories is due to targeted reductions in slow moving general merchandise inventories in our Canadian operations which was partially offset by new stores opened in Canada and Alaska. Accounts payable and accrued expenses increased from the prior year due to longer payment terms with vendors and higher performance incentive accruals reflecting the strong earnings. The increase in the current portion of long-term debt is due to a principal repayment of $20.2 million due June 15, 2007.

Outstanding Units

The weighted average units outstanding for the quarter were 15,834,000 compared to 15,929,000 last year. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan most of which were purchased during the third and fourth quarters of 2005. The weighted average fully diluted units outstanding for the quarter were 16,128,000 compared to 16,126,000 last year. The increase in the fully diluted units outstanding is due to units granted under the deferred unit plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $21.0 million from $6.7 million last year. The increase in cash flow from operating activities in the quarter is due to higher earnings and a reduction in non-cash working capital primarily due to a decrease in inventories. The increase in cash paid for income taxes in the quarter compared to the second quarter last year is due to the Canadian operations not having to pay income tax installments until the third quarter of 2005 as a result of the utilization of tax losses carried forward from previous years. Although net earnings in the quarter increased $2.0 million from last year, cash flow from operations[1] decreased $100,000 to $19.2 million compared to $19.3 million in the second quarter last year due to a reduction in future income taxes. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, the long-term debt principal repayment due June 15, 2007 as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $7.7 million from $6.0 million last year. The increase in investing activities is due to the acquisition of four stores on Prince of Wales Island, Alaska. Capital expenditures for 2006 are expected to be in the range of $35 to $40 million. These expenditures include store acquisitions, the opening of new gas outlets, the replacement of one large store in northern Canada and the opening of five Giant Tiger stores.

Cash used in financing activities in the quarter was $13.1 million compared to $4.0 million last year. The increase is due to an increase in distributions to unitholders and a decrease in bank advances and short-term notes.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

OTHER HIGHLIGHTS

- The Board of Trustees has approved a three-for-one unit split to unitholders of record on September 20, 2006. The unit split will be done by way of the push out method whereby unitholders will receive two additional units for each unit held. Upon completion of the unit split, the number of units outstanding will approximate 48.4 million. The Fund's units are expected to commence trading on a split adjusted basis on September 18, 2006. The additional units should be mailed to unitholders on September 25, 2006. Unitholders holding their units through a broker will be credited for the additional units through the brokerage firm.
- Giant Tiger stores opened in Calgary, Alberta on June 24, 2006 and in Medicine Hat, Alberta on August 19, 2006.

REORGANIZATION

The Company has submitted its request for a ruling on the second step of the reorganization. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. As a result of transferring most of the Canadian pre-tax earnings to the Fund, the Company will no longer have enough taxable income to realize its future tax assets and therefore, the balance of the future tax assets of the Canadian operations of approximately $6.5 million will be written off as a charge to earnings. The write-off of the future tax assets will be a non-cash expense and will not impact distributions. The timing of the completion of the second step, which is subject to receiving a satisfactory tax ruling and lender approvals, is expected to be three to six months.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.22 per unit on a split adjusted basis to unitholders of record on September 30, 2006 and distributable by October 15, 2006. This distribution represents a 22.2% increase over the previous quarterly distribution and reflects the impact of the transfer of the majority of the Canadian business assets to a limited partnership as announced in the first quarter report to unitholders. Further distribution increases are expected based on the Canadian earnings trend continuing or the completion of the second step of the reorganization. Specifically, subject to receiving a satisfactory tax ruling and assuming the present earnings trend continues, the increase in distributions will be $7 million to $10 million or $0.14 to $0.21 per unit on a split adjusted annualized basis.

OUTLOOK

Same store food sales are expected to lead sales and earnings growth in the second half but are also expected to slow somewhat as cost inflation pressures ease. General merchandise sales profitability is expected to improve through a focus on fresher merchandise and expected higher incomes in Alaska resulting from a higher Permanent Fund Dividend payment in the fall. New store additions will be a significant growth factor at AC throughout the balance of 2006 and will continue to contribute to Canadian performance.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
($ in millions)	2006	2005	2006	2005	2005	2004	2005	2004
Sales	$232.6	$215.1	$213.7	$196.2	$227.0	$209.9	$211.3	$197.0
Trading profit	24.4	21.9	20.2	16.8	24.1	21.5	22.7	21.2
Net earnings	12.8	10.8	9.8	7.7	12.2	10.6	12.2	11.0
Net earnings per unit:								
Basic	0.80	0.68	0.62	0.49	0.77	0.66	0.77	0.69
Diluted	0.80	0.67	0.61	0.48	0.77	0.66	0.76	0.68

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Second Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Net earnings	$ 12,759	$ 10,764	$ 22,526	$ 18,509
Add: Amortization	6,543	6,351	12,992	12,609
Interest expense	1,658	1,466	3,324	3,066
Income taxes	3,470	3,282	5,777	4,476
Trading profit	$ 24,430	$ 21,863	$ 44,619	$ 38,660

For trading profit information by business segment, see note 8 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Second Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Cash flow from operating activities	$ 21,024	$ 6,696	$ 33,439	$ 21,669
Non-cash items:				
Change in other non-cash items	89	5,093	76	4,520
Change in non-cash working capital	(1,945)	7,465	1,492	7,070
Cash flow from operations	$ 19,168	$ 19,254	$ 35,007	$ 33,259

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to September 7, 2006.

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	July 29 2006	July 30 2005	January 28 2006
ASSETS			
Current assets			
Cash	$ 20,671	$ 13,351	$ 21,888
Accounts receivable	65,478	65,335	67,498
Inventories	124,542	130,002	124,551
Prepaid expenses	4,608	4,686	2,981
Future income taxes	2,147	2,138	1,824
Total Current Assets	217,446	215,512	218,742
Property and equipment	181,973	182,867	182,108
Other assets	18,224	16,678	17,306
Future income taxes	5,937	6,255	5,693
Total Assets	$ 423,580	$ 421,312	$ 423,849
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 27,090	$ 38,843	$ 27,041
Accounts payable and accrued liabilities	59,995	49,736	65,016
Income taxes payable	4,734	5,365	3,302
Current portion of long-term debt	20,275	104	108
Total Current Liabilities	112,094	94,048	95,467
Long-term debt	63,541	88,048	84,524
Asset retirement obligations	1,332	1,174	1,285
Total Liabilities	176,967	183,270	181,276
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 4)	(10,879)	(5,904)	(9,965)
Retained earnings	88,243	73,911	83,133
Cumulative currency translation adjustments	4,044	4,830	4,200
Total Equity	246,613	238,042	242,573
Total Liabilities and Equity	$ 423,580	$ 421,312	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**13 Weeks Ended July 29 2006**	13 Weeks Ended July 30 2005	**26 Weeks Ended July 29 2006**	26 Weeks Ended July 30 2005
SALES	**$ 232,642**	$ 215,124	**$ 446,333**	$ 411,361
Cost of sales, selling and administrative expenses	**(208,212)**	(193,261)	**(401,714)**	(372,701)
Net earnings before amortization, interest and income taxes	**24,430**	21,863	**44,619**	38,660
Amortization	**(6,543)**	(6,351)	**(12,992)**	(12,609)
	17,887	15,512	**31,627**	26,051
Interest	**(1,658)**	(1,466)	**(3,324)**	(3,066)
	16,229	14,046	**28,303**	22,985
Provision for income taxes (Note 6)	**(3,470)**	(3,282)	**(5,777)**	(4,476)
NET EARNINGS FOR THE PERIOD	**12,759**	10,764	**22,526**	18,509
Retained earnings, beginning of period	**84,192**	70,726	**83,133**	70,560
Distributions	**(8,708)**	(7,579)	**(17,416)**	(15,158)
RETAINED EARNINGS, END OF PERIOD	**$ 88,243**	$ 73,911	**$ 88,243**	$ 73,911
NET EARNINGS PER UNIT				
Basic	**$ 0.80**	$ 0.68	**$ 1.42**	$ 1.16
Diluted	**$ 0.80**	$ 0.67	**$ 1.41**	$ 1.15
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,834**	15,929	**15,830**	15,943
Diluted	**16,128**	16,126	**16,127**	16,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**13 Weeks Ended July 29 2006**	13 Weeks Ended July 30 2005	**26 Weeks Ended July 29 2006**	26 Weeks Ended July 30 2005
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 12,759**	$ 10,764	**$ 22,526**	$ 18,509
Non-cash items				
Amortization	**6,543**	6,351	**12,992**	12,609
Future income taxes	**(179)**	2,014	**(588)**	1,991
Amortization of deferred financing costs	**46**	46	**93**	93
(Gain)/Loss on disposal of property and equipment	**(1)**	79	**(16)**	57
	19,168	19,254	**35,007**	33,259
Change in non-cash working capital	**1,945**	(7,465)	**(1,492)**	(7,070)
Change in other non-cash items	**(89)**	(5,093)	**(76)**	(4,520)
Operating activities	**21,024**	6,696	**33,439**	21,669
Investing Activities				
Business acquisitions (Note 5)	**(3,248)**	-	**(5,577)**	-
Cash held in escrow (Note 5)	**2,521**	-	**-**	-
Purchase of property and equipment	**(6,986)**	(6,600)	**(10,829)**	(10,575)
Proceeds from disposal of property and equipment	**4**	564	**67**	650
Investing activities	**(7,709)**	(6,036)	**(16,339)**	(9,925)
Financing Activities				
Change in bank advances and short-term notes	**(3,588)**	3,548	**53**	6,845
Net purchase of units for unit purchase loan plan	**(747)**	50	**(914)**	(1,475)
Repayment of long-term debt	**(19)**	(21)	**(40)**	(43)
Distributions	**(8,708)**	(7,579)	**(17,416)**	(15,158)
Financing activities	**(13,062)**	(4,002)	**(18,317)**	(9,831)
NET CHANGE IN CASH	**253**	(3,342)	**(1,217)**	1,913
Cash, beginning of period	**22,939**	16,693	**21,888**	11,438
Cash, end of period before cash held in escrow	**23,192**	13,351	**20,671**	13,351
Cash held in escrow	**(2,521)**	-	**-**	-
CASH, END OF PERIOD	**$ 20,671**	$ 13,351	**$ 20,671**	$ 13,351
Supplemental disclosure of cash paid for:				
Interest expense	**$ 2,914**	$ 2,624	**$ 3,269**	$ 2,915
Income taxes	**4,136**	554	**5,462**	832

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

2. Security Based Compensation

At the annual and special meeting on June 8, 2006, unitholders approved the implementation of a deferred unit plan for independent Trustees and Directors. The purpose of the deferred unit plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will promote the interests of the Fund and the Company and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund and Company in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Director or Trustee. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The aggregate number of deferred units granted to any single participant shall not exceed 2% of the issued and outstanding units calculated on an undiluted basis and the total number of deferred units issued to participants at any time under security based compensation arrangements of the Fund shall not exceed 10% of the issued and outstanding units.

The Fund has adopted the fair value method of accounting for security based compensation. The security based compensation expense recorded for the thirteen weeks ended July 29, 2006 is $119,000. The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at July 29, 2006 is 5,655. There were no deferred units exercised during the period.

3. Intangible Assets ($ in thousands)

The non-compete agreements included as part of the business acquisitions (see Note 5) are amortized on a straight-line basis over the term of the agreements which is five to ten years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined. Intangible assets are included in other assets on the Company's consolidated balance sheet.

	July 29, 2006		July 30, 2005	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Non-compete agreements	$ 1,171	$ 143	$ -	$ -
Net book value	$ 1,028		$ -	

Intangible asset amortization expense recorded in amortization on the Company's consolidated statement of earnings for the thirteen weeks ended July 29, 2006 is $143,000 (2005 - $0).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 244,829 units of the Fund with a quoted value at July 29, 2006 of $11,605,000. Loans receivable at July 29, 2006 of $10,879,000 (2005 - $5,904,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

5. Business Acquisitions

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000. Consideration included cash of $727,000 and cash held in escrow of $2,521,000. The acquisition has been accounted for by the purchase method of accounting and the results of the operations are included in the consolidated financial statements from May 1, 2006. The assets acquired were comprised of inventories of $1,462,000; property and equipment of $1,586,000; and intangible assets of $200,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006. The net assets acquired were comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $914,000; intangible assets of $971,000 and future income taxes payable of $85,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

6. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution.

7. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended July 29, 2006 is $900,000 (2005 - $667,000) and for the twenty six weeks ended July 29, 2006 $1,800,000 (2005 - $1,335,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended July 29, 2006 of US$41,000 (2005 - US$35,000) and for the twenty six weeks ended July 29, 2006 of US$82,000 (2005 - US$74,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended July 29 2006	13 Weeks Ended July 30 2005	**26 Weeks Ended July 29 2006**	26 Weeks Ended July 30 2005
Sales				
Canada	$ 186,458	$ 171,007	$ 362,574	$ 330,065
Alaska	46,184	44,117	83,759	81,296
Total	$ 232,642	$ 215,124	$ 446,333	$ 411,361
Net earnings before amortization, interest and income taxes				
Canada	$ 19,639	$ 16,695	$ 37,044	$ 30,785
Alaska	4,791	5,168	7,575	7,875
Total	$ 24,430	$ 21,863	$ 44,619	$ 38,660
Net earnings before interest and income taxes				
Canada	$ 14,052	$ 11,322	$ 25,957	$ 20,153
Alaska	3,835	4,190	5,670	5,898
Total	$ 17,887	$ 15,512	$ 31,627	$ 26,051
Identifiable Assets				
Canada	$ 293,903	$ 300,971	$ 293,903	$ 300,971
Alaska	63,616	64,066	63,616	64,066
Total	$ 357,519	$ 365,037	$ 357,519	$ 365,037

9. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

10. Subsequent Event

On September 7, 2006, the Board of Trustees approved a three-for-one unit split of the Fund's outstanding units whereby unitholders will receive two additional units for each unit held on the record date of September 20, 2006.

11. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.



NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND REPORTS 2006 SECOND QUARTER EARNINGS GAIN, DECLARES DISTRIBUTION INCREASE AND ANNOUNCES UNIT SPLIT

Winnipeg, September 7, 2006: North West Company Fund (the "Fund") today reported a 2006 second quarter earnings gain of 18.5% to $12.8 million for the period ended July 29, 2006. The Fund also announces a three-for-one unit split to unitholders of record on September 20, 2006 and a 22.2% increase in the quarterly cash distribution to $0.22 per unit on a split adjusted basis to unitholders of record on September 30, 2006, distributable by October 15, 2006.

Report to Unitholders

The North West Company Fund reports second quarter earnings to July 29, 2006 of $12.8 million, an increase of 18.5% over last year's second quarter earnings of $10.8 million. Diluted earnings per unit improved to $0.80 compared to $0.67 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

Sales increased 8.1% to $232.6 million compared to the second quarter last year and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. On a same store basis, sales increased 2.5% and were up 4.4% excluding the foreign exchange impact. Strong food sales growth in our Canadian operations was the leading factor contributing to the sales increase in the quarter, more than offsetting soft general merchandise sales in Northern Canada and Alaska.

The Trustees have approved a three-for-one unit split. Unitholders will receive an additional two units for each unit owned on the record date of September 20, 2006. The unit split will make the unit price more affordable to retail investors which should enhance the liquidity of our units. The Trustees have also approved an increase in the quarterly distribution of 22.2% to $0.22 per unit on a split adjusted basis to unitholders of record on September 30, 2006.

"Earnings growth in the quarter was again led by our food business, especially in Northern Canada. More new items, better promotions, store execution and warmer weather contributed to solid results," said Edward Kennedy, President and CEO. "The decision to increase distributions reflects our new trust structure and the unit split indicates our confidence in the Fund's prospects for sustaining profitable future growth. The unit split should also increase the liquidity of our units which is of further benefit to unitholders."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Second quarter consolidated sales increased 8.1% (4.4% on a same store basis excluding the foreign exchange impact) to $232.6 million compared to $215.1 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $4.8 million. Food sales increased 8.1% and were up 5.7% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 8.0% as a result of new stores in Canada and Alaska and were up 0.9% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 7.7% to $208.2 million but decreased 34 basis points as a percentage to sales compared to the second quarter of 2005. New and non-comparable store expenses accounted for $12.0 million or 80.1% of the increase. Continued gains in staff productivity and lower debt loss expense helped to counter higher energy-related costs.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 11.7% to $24.4 million compared to $21.9 million in the second quarter last year. Sales growth and lower expenses as a rate to sales in Canada were the leading factors contributing to this improvement. Amortization increased $192,000 or 3.0% to $6.5 million. Amortization related to business acquisitions accounted for the majority of the increase. Interest expense increased 13.1% to $1.7 million due to higher interest rates compared to the second quarter last year which was partially offset by lower average debt outstanding in the quarter compared to last year. Income taxes increased 5.7% to $3.5 million but decreased 200 basis points to 21.4% compared to 23.4% in the second quarter last year. Canadian operations income tax expense benefited from the limited partnership structure implemented at the beginning of the quarter which resulted in a lower effective tax rate. Income tax expense was negatively impacted by approximately $610,000 due to a reduction in the future tax rates substantively enacted in the May 2006 federal budget which resulted in a reduction of the future tax assets.

Net earnings increased $2.0 million or 18.5% to $12.8 million. Diluted earnings per unit improved to $0.80 compared to $0.67 last year. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

Year-to-date sales increased 8.5% to $446.3 million compared to last year and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. Same store sales increased 3.3% and were up 4.9% excluding the foreign exchange impact. Food sales increased 8.6% and were up 6.4% on a same store basis excluding the foreign exchange impact led by strong sales in our Canadian operations. General merchandise sales were up 7.3% as a result of new stores in Canada and Alaska and were up 0.5% on a same store basis excluding the foreign exchange impact. The stronger Canadian dollar negatively impacted sales by $7.4 million.

Cost of sales, selling and administrative expenses increased 7.8% to $401.7 million but decreased 60 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for 71.5% of the increase.

Trading profit increased 15.4% to $44.6 million compared to $38.7 million last year. Strong food sales growth combined with lower expense rates as a percentage to sales in our Canadian operations were the leading factors in the trading profit improvement. Interest expense increased 8.4% to $3.3 million due to higher interest rates which was partially offset by lower average debt

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

levels compared to last year. Income taxes of $5.8 million increased 29.0% over last year. The increase in income tax expense is due to higher first quarter earnings in Canada that were fully taxable as income tax deductions on interest paid by the Company to the Fund were maximized. Consolidated net earnings increased 21.7% to $22.5 million from $18.5 million last year. Diluted earnings per unit improved to $1.41 compared to $1.15 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.02 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 9.0% (4.9% on a same store basis) to $186.5 million compared to $171.0 million last year.

Food sales increased 8.3% in the quarter compared to last year (6.1% on a same store basis). In addition to the effectiveness of marketing programs initiated in earlier quarters, hot weather conditions had a net positive impact ranging from strong beverage sales to increased business supplying fire fighting crews. General merchandise sales were up 10.9% over last year and were up 1.8% on a same store basis. Sales in our Giant Tiger banner continued to accelerate and offset a weaker performance in Northern Canada. Footwear, outerwear, home furnishings and electronics delivered the biggest gains. Credit capacity in northern Canada continues to be a limiting factor for more discretionary, big-ticket general merchandise products.

Gross profit dollars increased 8.8% led by food sales growth. General merchandise gross profit dollars increased 5.8% but decreased as a rate to sales due to higher markdowns resulting from an ongoing initiative to streamline inventories. Operating expenses as a rate to sales decreased by 78 basis points as our stores continued to benefit from more efficient work processes and improved staff productivity which helped offset higher utility costs. Canadian trading profit increased 17.6% to $19.6 million or 10.5% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 15.7% (2.0% on a same store basis) to $41.2 million compared to $35.6 million last year.

Retail food sales increased 20.9% (3.9% on a same store basis) as a result of new stores and continued sales growth in existing locations. Sales were strong across most categories with grocery, produce, and non-food categories having the largest dollar increase over last year. Retail general merchandise sales were up 2.0% as a result of new stores but were down 5.5% on a same store basis. Sales decreases in transportation, sporting goods and home furnishings were partially offset by modest sales growth in apparel categories. Higher energy expenses continue to be a factor in lower customer spending in the big ticket categories.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 5.5% over last year as FE made modest gains in new customer accounts.

Gross profit dollars were up 13.9% driven by food sales growth. Same store operating expenses increased 52 basis points as a percentage to sales primarily due to higher occupancy costs related to utilities and the clean-up of a heating oil spill at a store location. Trading profit increased 1.9% to $4.3 million or 10.3% of sales.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .45:1 compared to .53:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital decreased $16.1 million compared to the second quarter in 2005 largely due to the increase in the current portion of long-term debt due June 15, 2007. The increase in cash is due to the timing of deposits in-transit and higher cash levels in our Canadian operations to support our financial services. The decrease in inventories is due to targeted reductions in slow moving general merchandise inventories in our Canadian operations which was partially offset by new stores opened in Canada and Alaska. Accounts payable and accrued expenses increased from the prior year due to longer payment terms with vendors and higher performance incentive accruals reflecting the strong earnings. The increase in the current portion of long-term debt is due to a principal repayment of $20.2 million due June 15, 2007.

Outstanding Units

The weighted average units outstanding for the quarter were 15,834,000 compared to 15,929,000 last year. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan most of which were purchased during the third and fourth quarters of 2005. The weighted average fully diluted units outstanding for the quarter were 16,128,000 compared to 16,126,000 last year. The increase in the fully diluted units outstanding is due to units granted under the deferred unit plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $21.0 million from $6.7 million last year. The increase in cash flow from operating activities in the quarter is due to higher earnings and a reduction in non-cash working capital primarily due to a decrease in inventories. The increase in cash paid for income taxes in the quarter compared to the second quarter last year is due to the Canadian operations not having to pay income tax installments until the third quarter of 2005 as a result of the utilization of tax losses carried forward from previous years. Although net earnings in the quarter increased $2.0 million from last year, cash flow from operations[1] decreased $100,000 to $19.2 million compared to $19.3 million in the second quarter last year due to a reduction in future income taxes. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, the long-term debt principal repayment due June 15, 2007 as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $7.7 million from $6.0 million last year. The increase in investing activities is due to the acquisition of four stores on Prince of Wales Island, Alaska. Capital expenditures for 2006 are expected to be in the range of $35 to $40 million. These expenditures include store acquisitions, the opening of new gas outlets, the replacement of one large store in northern Canada and the opening of five Giant Tiger stores.

Cash used in financing activities in the quarter was $13.1 million compared to $4.0 million last year. The increase is due to an increase in distributions to unitholders and a decrease in bank advances and short-term notes.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

OTHER HIGHLIGHTS

- The Board of Trustees has approved a three-for-one unit split to unitholders of record on September 20, 2006. The unit split will be done by way of the push out method whereby unitholders will receive two additional units for each unit held. Upon completion of the unit split, the number of units outstanding will approximate 48.4 million. The Fund's units are expected to commence trading on a split adjusted basis on September 18, 2006. The additional units should be mailed to unitholders on September 25, 2006. Unitholders holding their units through a broker will be credited for the additional units through the brokerage firm.

- Giant Tiger stores opened in Calgary, Alberta on June 24, 2006 and in Medicine Hat, Alberta on August 19, 2006.

REORGANIZATION

The Company has submitted its request for a ruling on the second step of the reorganization. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. As a result of transferring most of the Canadian pre-tax earnings to the Fund, the Company will no longer have enough taxable income to realize its future tax assets and therefore, the balance of the future tax assets of the Canadian operations of approximately $6.5 million will be written off as a charge to earnings. The write-off of the future tax assets will be a non-cash expense and will not impact distributions. The timing of the completion of the second step, which is subject to receiving a satisfactory tax ruling and lender approvals, is expected to be three to six months.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.22 per unit on a split adjusted basis to unitholders of record on September 30, 2006 and distributable by October 15, 2006. This distribution represents a 22.2% increase over the previous quarterly distribution and reflects the impact of the transfer of the majority of the Canadian business assets to a limited partnership as announced in the first quarter report to unitholders. Further distribution increases are expected based on the Canadian earnings trend continuing or the completion of the second step of the reorganization. Specifically, subject to receiving a satisfactory tax ruling and assuming the present earnings trend continues, the increase in distributions will be $7 million to $10 million or $0.14 to $0.21 per unit on a split adjusted annualized basis.

OUTLOOK

Same store food sales are expected to lead sales and earnings growth in the second half but are also expected to slow somewhat as cost inflation pressures ease. General merchandise sales profitability is expected to improve through a focus on fresher merchandise and expected higher incomes in Alaska resulting from a higher Permanent Fund Dividend payment in the fall. New store additions will be a significant growth factor at AC throughout the balance of 2006 and will continue to contribute to Canadian performance.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
($ in millions)	2006	2005	2006	2005	2005	2004	2005	2004
Sales	$232.6	$215.1	$213.7	$196.2	$227.0	$209.9	$211.3	$197.0
Trading profit	24.4	21.9	20.2	16.8	24.1	21.5	22.7	21.2
Net earnings	12.8	10.8	9.8	7.7	12.2	10.6	12.2	11.0
Net earnings per unit:								
Basic	0.80	0.68	0.62	0.49	0.77	0.66	0.77	0.69
Diluted	0.80	0.67	0.61	0.48	0.77	0.66	0.76	0.68

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Second Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Net earnings	$ 12,759	$ 10,764	$ 22,526	$ 18,509
Add: Amortization	6,543	6,351	12,992	12,609
Interest expense	1,658	1,466	3,324	3,066
Income taxes	3,470	3,282	5,777	4,476
Trading profit	$ 24,430	$ 21,863	$ 44,619	$ 38,660

For trading profit information by business segment, see note 8 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Second Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Cash flow from operating activities	$ 21,024	$ 6,696	$ 33,439	$ 21,669
Non-cash items:				
Change in other non-cash items	89	5,093	76	4,520
Change in non-cash working capital	(1,945)	7,465	1,492	7,070
Cash flow from operations	$ 19,168	$ 19,254	$ 35,007	$ 33,259

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to September 7, 2006.

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 199 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, and CFO, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance & Secretary, The North West Company
Phone (204) 934-1397; fax (204) 934-1455; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	July 29 2006	July 30 2005	January 28 2006
ASSETS			
Current assets			
Cash	$ 20,671	$ 13,351	$ 21,888
Accounts receivable	65,478	65,335	67,498
Inventories	124,542	130,002	124,551
Prepaid expenses	4,608	4,686	2,981
Future income taxes	2,147	2,138	1,824
Total Current Assets	217,446	215,512	218,742
Property and equipment	181,973	182,867	182,108
Other assets	18,224	16,678	17,306
Future income taxes	5,937	6,255	5,693
Total Assets	$ 423,580	$ 421,312	$ 423,849
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 27,090	$ 38,843	$ 27,041
Accounts payable and accrued liabilities	59,995	49,736	65,016
Income taxes payable	4,734	5,365	3,302
Current portion of long-term debt	20,275	104	108
Total Current Liabilities	112,094	94,048	95,467
Long-term debt	63,541	88,048	84,524
Asset retirement obligations	1,332	1,174	1,285
Total Liabilities	176,967	183,270	181,276
EQUITY			
Capital	165,205	165,205	165,205
Unit purchase loan plan (Note 4)	(10,879)	(5,904)	(9,965)
Retained earnings	88,243	73,911	83,133
Cumulative currency translation adjustments	4,044	4,830	4,200
Total Equity	246,613	238,042	242,573
Total Liabilities and Equity	$ 423,580	$ 421,312	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**13 Weeks Ended July 29 2006**	13 Weeks Ended July 30 2005	**26 Weeks Ended July 29 2006**	26 Weeks Ended July 30 2005
SALES	**$ 232,642**	$ 215,124	**$ 446,333**	$ 411,361
Cost of sales, selling and administrative expenses	**(208,212)**	(193,261)	**(401,714)**	(372,701)
Net earnings before amortization, interest and income taxes	**24,430**	21,863	**44,619**	38,660
Amortization	**(6,543)**	(6,351)	**(12,992)**	(12,609)
	17,887	15,512	**31,627**	26,051
Interest	**(1,658)**	(1,466)	**(3,324)**	(3,066)
	16,229	14,046	**28,303**	22,985
Provision for income taxes (Note 6)	**(3,470)**	(3,282)	**(5,777)**	(4,476)
NET EARNINGS FOR THE PERIOD	**12,759**	10,764	**22,526**	18,509
Retained earnings, beginning of period	**84,192**	70,726	**83,133**	70,560
Distributions	**(8,708)**	(7,579)	**(17,416)**	(15,158)
RETAINED EARNINGS, END OF PERIOD	**$ 88,243**	$ 73,911	**$ 88,243**	$ 73,911
NET EARNINGS PER UNIT				
Basic	**$ 0.80**	$ 0.68	**$ 1.42**	$ 1.16
Diluted	**$ 0.80**	$ 0.67	**$ 1.41**	$ 1.15
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,834**	15,929	**15,830**	15,943
Diluted	**16,128**	16,126	**16,127**	16,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**13 Weeks Ended July 29 2006**	13 Weeks Ended July 30 2005	**26 Weeks Ended July 29 2006**	26 Weeks Ended July 30 2005
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 12,759**	$ 10,764	**$ 22,526**	$ 18,509
Non-cash items				
Amortization	**6,543**	6,351	**12,992**	12,609
Future income taxes	**(179)**	2,014	**(588)**	1,991
Amortization of deferred financing costs	**46**	46	**93**	93
(Gain)/Loss on disposal of property and equipment	**(1)**	79	**(16)**	57
	19,168	19,254	**35,007**	33,259
Change in non-cash working capital	**1,945**	(7,465)	**(1,492)**	(7,070)
Change in other non-cash items	**(89)**	(5,093)	**(76)**	(4,520)
Operating activities	**21,024**	6,696	**33,439**	21,669
Investing Activities				
Business acquisitions (Note 5)	**(3,248)**	-	**(5,577)**	-
Cash held in escrow (Note 5)	**2,521**	-	**-**	-
Purchase of property and equipment	**(6,986)**	(6,600)	**(10,829)**	(10,575)
Proceeds from disposal of property and equipment	**4**	564	**67**	650
Investing activities	**(7,709)**	(6,036)	**(16,339)**	(9,925)
Financing Activities				
Change in bank advances and short-term notes	**(3,588)**	3,548	**53**	6,845
Net purchase of units for unit purchase loan plan	**(747)**	50	**(914)**	(1,475)
Repayment of long-term debt	**(19)**	(21)	**(40)**	(43)
Distributions	**(8,708)**	(7,579)	**(17,416)**	(15,158)
Financing activities	**(13,062)**	(4,002)	**(18,317)**	(9,831)
NET CHANGE IN CASH	**253**	(3,342)	**(1,217)**	1,913
Cash, beginning of period	**22,939**	16,693	**21,888**	11,438
Cash, end of period before cash held in escrow	**23,192**	13,351	**20,671**	13,351
Cash held in escrow	**(2,521)**	-	**-**	-
CASH, END OF PERIOD	**$ 20,671**	$ 13,351	**$ 20,671**	$ 13,351
Supplemental disclosure of cash paid for:				
Interest expense	**$ 2,914**	$ 2,624	**$ 3,269**	$ 2,915
Income taxes	**4,136**	554	**5,462**	832

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

2. Security Based Compensation

At the annual and special meeting on June 8, 2006, unitholders approved the implementation of a deferred unit plan for independent Trustees and Directors. The purpose of the deferred unit plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will promote the interests of the Fund and the Company and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund and Company in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Director or Trustee. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The aggregate number of deferred units granted to any single participant shall not exceed 2% of the issued and outstanding units calculated on an undiluted basis and the total number of deferred units issued to participants at any time under security based compensation arrangements of the Fund shall not exceed 10% of the issued and outstanding units.

The Fund has adopted the fair value method of accounting for security based compensation. The security based compensation expense recorded for the thirteen weeks ended July 29, 2006 is $119,000. The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at July 29, 2006 is 5,655. There were no deferred units exercised during the period.

3. Intangible Assets ($ in thousands)

The non-compete agreements included as part of the business acquisitions (see Note 5) are amortized on a straight-line basis over the term of the agreements which is five to ten years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined. Intangible assets are included in other assets on the Company's consolidated balance sheet.

	July 29, 2006		July 30, 2005	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Non-compete agreements	**$ 1,171**	**$ 143**	$ -	$ -
Net book value	**$ 1,028**		$ -	

Intangible asset amortization expense recorded in amortization on the Company's consolidated statement of earnings for the thirteen weeks ended July 29, 2006 is $143,000 (2005 - $0).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 244,829 units of the Fund with a quoted value at July 29, 2006 of $11,605,000. Loans receivable at July 29, 2006 of $10,879,000 (2005 - $5,904,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

5. Business Acquisitions

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000. Consideration included cash of $727,000 and cash held in escrow of $2,521,000. The acquisition has been accounted for by the purchase method of accounting and the results of the operations are included in the consolidated financial statements from May 1, 2006. The assets acquired were comprised of inventories of $1,462,000; property and equipment of $1,586,000; and intangible assets of $200,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006. The net assets acquired were comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $914,000; intangible assets of $971,000 and future income taxes payable of $85,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

6. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution.

7. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended July 29, 2006 is $900,000 (2005 - $667,000) and for the twenty six weeks ended July 29, 2006 $1,800,000 (2005 - $1,335,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended July 29, 2006 of US$41,000 (2005 - US$35,000) and for the twenty six weeks ended July 29, 2006 of US$82,000 (2005 - US$74,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended July 29 2006	13 Weeks Ended July 30 2005	**26 Weeks Ended July 29 2006**	26 Weeks Ended July 30 2005
Sales				
Canada	$ 186,458	$ 171,007	$ 362,574	$ 330,065
Alaska	46,184	44,117	83,759	81,296
Total	$ 232,642	$ 215,124	$ 446,333	$ 411,361
Net earnings before amortization, interest and income taxes				
Canada	$ 19,639	$ 16,695	$ 37,044	$ 30,785
Alaska	4,791	5,168	7,575	7,875
Total	$ 24,430	$ 21,863	$ 44,619	$ 38,660
Net earnings before interest and income taxes				
Canada	$ 14,052	$ 11,322	$ 25,957	$ 20,153
Alaska	3,835	4,190	5,670	5,898
Total	$ 17,887	$ 15,512	$ 31,627	$ 26,051
Identifiable Assets				
Canada	$ 293,903	$ 300,971	$ 293,903	$ 300,971
Alaska	63,616	64,066	63,616	64,066
Total	$ 357,519	$ 365,037	$ 357,519	$ 365,037

9. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

10. Subsequent Event

On September 7, 2006, the Board of Trustees approved a three-for-one unit split of the Fund's outstanding units whereby unitholders will receive two additional units for each unit held on the record date of September 20, 2006.

11. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

FOR RELEASE April 30, 2006

The North West Company Fund (the "Fund") announces today that it has completed an internal reorganization of the business of its wholly-owned subsidiary, The North West Company Inc. (the "Company").

Winnipeg, Manitoba – April 29, 2006. The North West Company Fund (the "Fund") (TSX: NWF.UN) announced today that it has completed an internal reorganization of the business of its wholly-owned subsidiary, The North West Company Inc. (the "Company").

The purpose of the restructuring plan is to enable the Fund to increase profitability, to grow its business operations, to meet its long term debt commitments and to allow for further growth in distributions to its unitholders. The Fund will continue to carry on business throughout Canada and Alaska through its directly and indirectly held entities as set forth below.

Pursuant to the reorganization, the Fund, among other things, established a commercial trust named the NWC Trust ("NWC Trust"). The NWC Trust is a limited partner in a newly formed limited partnership, The North West Company LP ("NWCLP"). The Fund has also formed and is the sole shareholder of NWC GP Inc. ("NWCGP"), the general partner of NWCLP.

Each of the Company and Tora Western Canada Limited ("Tora Canada") transferred their assets to NWCLP in exchange for limited partnership units of NWCLP. NWCLP is an operating partnership that operates the Canadian business formerly operated by the Company and Tora Canada. NWCLP does not operate the U.S. business and the Alaska assets were not transferred to NWCLP.

The completion of the internal reorganization did not involve any amendments to the declaration of trust of the Fund and approval of the unitholders was not required.

A second phase restructuring plan, as indicated in prior quarterly reports, is proceeding. The completion of the restructuring is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

****

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 193 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue-shopping services through its Selections catalogue in Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

RECEIVED
2006 SEP 19 P 12:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

North West Company Fund (the "Fund")
77 Main Street
Winnipeg, Manitoba R3C 2R1

2. Date of Material Change

April 29, 2006

3. News Release

A press release dated April 29, 2006 disclosing in detail the material summarised in this material change report was issued by the Fund on April 29, 2006 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where the Fund is a reporting issuer and the stock exchange on which the securities of the Fund are listed and posted for trading in the normal course of its dissemination.

4. Summary of Material Change

The Fund announced on April 29, 2006 that it has completed an internal re-organization of the business of its wholly-owned subsidiary, The North West Company Inc. (the "Company").

The purpose of the restructuring plan is to enable the Fund to increase profitability, to grow its business operations, to meet its long-term debt commitments and to allow for further growth in distributions to its unitholders. The Fund will continue to carry on business throughout Canada and Alaska through its directly and indirectly held entities.

5. Full Description of Material Change

The Fund announced on April 29, 2006 that it has completed an internal re-organization of the business of its wholly-owned subsidiary, the Company.

The purpose of the restructuring plan is to enable the Fund to increase profitability, to grow its business operations, to meet its long-term debt commitments and to allow for further growth in distributions to its unitholders. The Fund will continue to carry on business throughout Canada and Alaska through its directly and indirectly held entities as set forth below.

Pursuant to the re-organization, the Fund, among other things, established a commercial trust named the NWC Trust (the "NWC Trust"). The NWC Trust is a limited partner in a newly formed limited partnership, The North West Company LP ("NWCLP"). The Fund has also formed and is the sole shareholder of NWC GP Inc. ("NWCGP"), the general partner of NWCLP.

Each of the Company and Tora Western Canada Limited ("Tora Canada") transferred their assets to NWCLP in exchange for limited partnership units of NWCLP. NWCLP is an operating partnership that operates the Canadian business formerly operated by the Company and Tora

Canada. NWCLP does not operate the U.S. business and the Alaska assets were not transferred to NWCLP.

The completion of the internal re-organization did not involve any amendments to the declaration of trust of the Fund and approval of the unitholders was not required.

A second phase restructuring plan, as indicated in prior quarterly reports, is proceeding. The completion of the restructuring is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No information has been omitted.

8. Executive Officer

For further information, please contact Edward Kennedy, President and Chief Executive Officer of The North West Company at: Telephone: (204) 934-1482; Fax (204) 934-1317 or Léo Charrière, Executive Vice President, Chief Financial Officer and Secretary of The North West Company at: Telephone (204) 934-1503; Fax (204) 934-1455.

9. Date of Report

May 2, 2006.

NWC GP INC.

as General Partner

and

THE NWC TRUST

as Limited Partner

and

EACH PERSON WHO IS ADMITTED TO THE PARTNERSHIP AS A LIMITED PARTNER IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT

LIMITED PARTNERSHIP AGREEMENT

FEBRUARY 15, 2006

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

Page

THE NORTH WEST COMPANY LP
LIMITED PARTNERSHIP AGREEMENT

Limited Partnership Agreement of **THE NORTH WEST COMPANY LP** (the "**Partnership**") dated February 15, 2006 among **NWC GP INC.** (the "**General Partner**"), a corporation incorporated under the federal laws of Canada and **THE NWC TRUST** (the "**Trust**" or the "**Initial Limited Partner**"), a trust established under the laws of the Province of Manitoba, and each person who is admitted to the Partnership as a Limited Partner in accordance with the terms of this Agreement.

RECITALS:

A. Each of the parties hereto desires to enter into arrangements whereby they will form and undertake business together as a limited partnership, the limited partnership being formed under the laws of the Province of Manitoba pursuant to a Registration of a Limited Partnership filed February 15, 2006, under the name "**The North West Company LP**";

B. It is considered necessary and desirable to enter into an agreement governing the relationship as between the parties hereto as the general partner and as the initial limited partner of the Partnership;

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

In this Agreement, the following terms have the following meanings:

(a) "**Acquisition Agreements**" means the NWC Acquisition Agreement and the Tora Amalco Acquisition Agreement and "**Acquisition Agreement**" means either of them.

(b) "**Acquisition Assets**" means the NWC Acquisition Assets and the Tora Amalco Acquisition Assets or either of them, as applicable.

(c) "**Acquisition Closing**" means February 27, 2006, with effect as of 12:03 a.m. February 26, 2006, or such earlier or later date as may be agreed among the Partnership, NWC and Tora Amalco.

(d) "**affiliate**" has the meaning given to that term in the *Securities Act* (Ontario).

(e) "**Agreement**" means this limited partnership agreement, including without limitation the schedules hereto, as further amended, restated, modified or supplemented from time to time.

(f) "**Annual Class B Preferred Return**" means, for a Fiscal Year, the lesser of:

(i) the Net Income of the Partnership for the Fiscal Year; and

(ii) an amount equal to 8% of the total aggregate Class B Subscription Amount.

(g) "**BNRA**" means *The Business Names Registration Act* (Manitoba).

(h) "**Business**" means the business of retailer and distributor of everyday consumer goods and services to remote communities, rural towns and urban neighbourhoods across northern Canada and western Canada, including the business and assets acquired pursuant to the Acquisition Agreements, together with all businesses and activities ancillary, incidental or related thereto.

(i) "**Business Day**" means any day on which commercial banks are open for business in Winnipeg, Manitoba other than a Saturday, a Sunday or a day observed as a holiday in Winnipeg, Manitoba;

(j) "**Class A Units**" means the Class A Units of the Partnership which will have the attributes set forth in Schedule A hereto.

(k) "**Class A Subscription Amount**" will be $10 per Class A Unit payable in cash and/or property.

(l) "**Class B Preferred Return**" means, for a Distribution Period, the lesser of:

(i) the Net Income of the Partnership for the Distribution Period; and

(ii) an amount equal to $^{1}/_{12}$ multiplied by 8% of the total aggregate Class B Subscription Amount.

(m) "**Class B Units**" means the Class B Units of the Partnership which will have the attributes set forth in Schedule A hereto.

(n) "**Class B Subscription Amount**" will be $10,000 per Class B Unit payable in cash and/or property.

(o) "**Contribution**" means, generally, the amount to be contributed to the capital of the Partnership by a Partner for each Unit subscribed for by that Partner, to be made upon the terms and conditions set out in its contribution agreement with the Partnership or other subscription documents delivered to and accepted by the General Partner and as provided for in this Agreement.

(p) "**Declaration**" means the Registration of a Limited Partnership (Form 2) for the Partnership filed under the Partnership Act and the BNRA and, where the context requires and all changes and amendments thereto and renewals, replacements or restatements thereof.

(q) "**Distribution Payment Date**" means any date on which a distribution is paid to Partners, generally being the 14th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next following Business Day) or such other date as may be determined from time to time by the General Partner.

(r) "**Distribution Period**" means (i) in respect of the initial distribution, unless otherwise determined by the General Partner, the period commencing on and including the Acquisition Closing and ending on and including the last day of the calendar month following the month in which the Acquisition Closing occurs, and (ii) thereafter means each calendar month, from and including the first day thereof to and including the last day thereof; in each calendar year throughout the term of the Partnership.

(s) "**Distribution Record Date**" means in respect of a Distribution Period the last Business Day of the Distribution Period, or such other date as may be determined from time to time by the General Partner.

(t) **"Fiscal Year"** has the meaning given to it in Section 2.6.

(u) **"Financing"** means any credit facility granted or extended to, or investment by way of debt (or the purchase of debt) in, the Partnership whereby or pursuant to which money, credit or other financial accommodation has been or may be provided, made available or extended to the Partnership by way of borrowed money, the purchase of debt instruments or securities, bankers acceptances, letters of credit, overdraft or other forms of credit and financial accommodation, and includes any and all trust deeds, indentures, mortgages, bonds or debentures (whether issued and delivered as security or sold to a purchaser), security agreements and other deeds, instruments or documents in respect thereof;

(v) **"Form of Transfer"** means the form attached hereto as Schedule B.

(w) **"GAAP"** means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

(x) **"General Partner"** means NWC GP Inc., a corporation incorporated under the federal laws of Canada, any of its successors and any successor general partner appointed in accordance with this Agreement.

(y) **"Governmental Entity"** means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

(z) **"Initial Limited Partner"** means the Trust.

(aa) **"ITA"** means the *Income Tax Act* (Canada).

(bb) **"Limited Partners"** means those persons who contribute cash and/or assets, are issued Units, and are accepted as Limited Partners pursuant to the terms of this Agreement.

(cc) **"Net Income"** or **"Net Loss"**, in respect of any period, means, respectively, the net income or net loss of the Partnership in respect of such period determined in accordance with GAAP.

(dd) **"Non-Resident"** means a person who is a non-resident of Canada pursuant to the ITA.

(ee) **"NWC"** means The North West Company Inc., a corporation incorporated under the federal laws of Canada.

(ff) **"NWC Fund"** means The North West Company Fund, a trust established under the laws of the Province of Manitoba.

(gg) **"NWC Acquisition Agreement"** means the acquisition agreement to be entered into between NWC and the Partnership pursuant to which the Partnership will acquire the NWC Acquisition Assets.

(hh) **"NWC Acquisition Assets"** means the assets to be acquired pursuant to the NWC Acquisition Agreement.

(ii) **"NWC Contribution"** means the Contribution to be made by NWC on the Acquisition Closing, namely the NWC Acquisition Assets.

(jj) **"Partners"** means the General Partner and the Limited Partners, and **"Partner"** means any one of them.

(kk) **"Partnership"** means The North West Company LP, a limited partnership formed under the laws of the Province of Manitoba.

(ll) **"Partnership Act"** means *The Partnership Act* (Manitoba).

(mm) **"Partnership Properties"** means all of the property and assets, tangible or intangible, of whatever kind or nature, in which the Partnership has an interest, whether legal, beneficial or otherwise, from time to time or at any time.

(nn) **"Person"** means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(oo) **"Redemption Price"** will have the meaning ascribed thereto in Schedule A.

(pp) **"Sharing Ratio"** means the ratio of the number of Units held by each Partner to the aggregate number of outstanding Units then held by all Partners.

(qq) **"Subscription Price"** means the value of the Contribution by a Partner to the Partnership, which will be the amount determined by the General Partner as the fair market value thereof, divided by that number of Units for which such person has subscribed or has agreed to receive in payment for such Contribution. For purposes of Class A Units and Class B Units the Subscription Price will be respectively the Class A Subscription Amount and the Class B Subscription Amount.

(rr) **"Taxable Income"** or **"Tax Loss"**, in respect of any Fiscal Year, means, respectively, the amount of income or loss of the Partnership for such period as determined by the General Partner in accordance with the provisions of the ITA (including the amount of the taxable capital gain or allowable capital loss from the disposition of each capital property of the Partnership as determined by the General Partner in accordance with the provisions of the ITA).

(ss) **"Termination Date"** means the same date that NWC Fund terminates.

(tt) **"Tora Amalco"** means Tora Western Canada Ltd., a corporation amalgamated under the federal laws of Canada.

(uu) **"Tora Amalco Acquisition Assets"** means the assets to be acquired pursuant to the Tora Amalco Acquisition Agreement.

(vv) **"Tora Amalco Acquisition Agreement"** means the acquisition agreement to be entered into between Tora Amalco and the Partnership pursuant to which the Partnership will acquire the Tora Amalco Acquisition Assets.

(ww) **"Tora Amalco Contribution"** means the Contribution to be made by Tora Amalco on the Acquisition Closing, namely the Tora Amalco Acquisition Assets.

(xx) "**Trust**" means The NWC Trust, a trust established under the laws of Manitoba.

(yy) "**Unit**" means the Class A Units and Class B Units, and if the context requires, the Units of only one of the two classes, issued in consideration of a Contribution as provided in herein, which interest entitles the holder thereof to all the rights and benefits hereunder.

(zz) "**Unit Certificate**" has the meaning given to it in Section 8.1.

1.2 Gender and Number

Any reference in this Agreement to gender includes all genders and words importing the singular number only will include the plural and *vice versa*.

1.3 Headings etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed to in Canadian currency.

1.5 Certain Phrases, etc.

In this Agreement (i) (y) the words "**including**" and "**includes**" mean "**including (or includes) without limitation**", and (z) the phrase "**the aggregate of**", "**the total of**", "**the sum of**", or a phrase of similar meaning means "**the aggregate (or total or sum), without duplication, of**", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "**from**" means "**from and including**" and the words "**to**" and "**until**" each mean "**to but excluding**".

1.6 Accounting Terms

All accounting terms not specifically defined in this Agreement will be construed in accordance with GAAP.

1.7 Statutory References

Except as otherwise expressly provided in this Agreement, any references to a statute or regulation will be construed as a reference to such statute or regulation as it may be amended, re-enacted or superseded from time to time.

1.8 Day not a Business Day

If anything is required to be done or any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, then, unless otherwise specified, such action will be valid if taken on or by the next succeeding Business Day.

1.9 Calculation of Time

In this Agreement, unless otherwise specified, a period of days will be deemed to begin on the first day after the event that began the period and to end at midnight (Winnipeg time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period will terminate at midnight (Winnipeg time) on the next succeeding Business Day.

1.10 Withholding Rights

The Partnership will be entitled to deduct and withhold from any consideration otherwise payable to Partners under this Agreement any amounts as the Partnership is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law, in each case as amended or superseded, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Partner exceeds the cash portion of the consideration otherwise payable to the Partner, the Partnership is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and the Partnership will notify the Partner and remit to the Partner any unapplied balance of the net proceeds of such sale.

1.11 Schedules

The schedules attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
RELATIONSHIP AMONG PARTNERS

2.1 Formation of Partnership

The Partners acknowledge and confirm that the Partnership is a limited partnership formed under the laws of the Province of Manitoba and the Partnership was formed effective as of February 15, 2006, the date on which the General Partner caused the filing of the Declaration under the Partnership Act and the BNRA. The General Partner will file, if, as and when required by the Partnership Act, the BNRA or this Agreement, any Declaration of changes or new declarations, and may file a declaration of change at any time for any proper purpose as the General Partner may determine, and will take all necessary action on the basis of information available to it in order to maintain the status of the Partnership as a limited partnership.

2.2 Name of Partnership

Subject to the provisions of the Partnership Act and any other applicable legislation, the name of the Partnership will be "**The North West Company LP**", or such other name as the General Partner may from time to time determine.

2.3 Business of the Partnership

(a) The business of the Partnership is the Business. The Partnership may carry on any other business as the General Partner may from time to time determine.

(b) The Partnership will be permitted to carry on business in any jurisdiction in which, in the opinion of counsel to the Partnership, the laws of that jurisdiction permit the liability of the Limited Partners to be limited upon compliance with such laws substantially to the same extent that such Limited Partners enjoy limited liability under the laws of the Province of Manitoba, provided that the General Partner has taken all steps that may be required by the laws of that jurisdiction for the Limited Partners to benefit from such limited liability.

(c) The Partnership must carry on business, in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the General Partner will register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

2.4 No Limitation

The purposes of the Partnership set forth in Section 2.3 and the powers vested in the General Partner pursuant to Sections 5.1 and 5.2 will be construed as both purposes and powers of the Partnership. The Partnership will have the power to do any and every act and thing necessary, convenient or incidental to the accomplishment of the purposes of the Partnership and the enumeration in Sections 5.1 and 5.2 of any means by which the purposes of the Partnership may be accomplished will not limit or be construed so as to limit the powers which may be exercised by the Partnership.

2.5 Office

The registered office of the Partnership will be 77 Main Street, Winnipeg, Manitoba, R3C 2R1 or at such other office in the Province of Manitoba as the General Partner may designate from time to time. The General Partner will notify each Limited Partner of any change in the registered office of the Partnership within 20 Business Days of such change.

2.6 Fiscal Year

The fiscal year (the "**Fiscal Year**") of the Partnership for tax and financial reporting purposes will end on December 31 in each calendar year or such other date as the General Partner may determine from time to time, provided that the General Partner has obtained any necessary consents from applicable taxation authorities.

2.7 Term

The Partnership will exist until it is dissolved in accordance with this Agreement, the Partnership Act and the BNRA.

2.8 Private Issuer Restrictions

Notwithstanding any other provisions in this Agreement, (i) unless otherwise determined by the General Partner, the number of Partners will be limited to no more than 50, (ii) the right to transfer Units is restricted as herein provided, and (iii) any invitation to the public to subscribe for Units is prohibited.

2.9 Limitation on Authority of Limited Partners

(a) No Limited Partner will, except in its capacity as an officer, director, agent or employee of the General Partner or an affiliate thereof (and then only in connection with Sections 2.9(a)(i) through (v):

(i) take an active role in the business of the Partnership or take part in the administration, operation, management or control of the business of the Partnership;

(ii) transact any business on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership;

(iii) other than by voting on a resolution of the Partners, execute any document that binds or purports to bind the Partnership or any other Partner as such;

(iv) hold itself out as having the power or authority to bind the Partnership or any other Partner as such;

(v) have any authority to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(vi) bring any action for partition or sale or otherwise in connection with the Partnership, or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership;

(vii) compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement; or

(viii) take any action that will jeopardize or eliminate the status of the Partnership as a limited partnership.

2.10 Unlimited Liability of General Partner

The General Partner will have unlimited liability to third parties for the debts, liabilities and obligations of the Partnership.

2.11 Limited Liability of Limited Partners

Subject to the provisions of the Partnership Act and of such similar legislation in Canada as is applicable to the Partnership, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership will be limited to the amount of capital contributed by or agreed to be contributed by such Limited Partner to the Partnership.

2.12 Indemnity of Limited Partners

The General Partner will operate the Partnership to ensure to the greatest extent possible the limited liability of the Limited Partners and will indemnify and hold harmless each Limited Partner (including former Limited Partners) from any costs, damages, liabilities or expenses suffered or incurred by such Limited Partner as a result of the liability of such Limited Partner not being limited in the manner

provided in Section 2.11 unless the liability of such Limited Partner is not so limited as a result of or arising out of any act of such Limited Partner.

2.13 Indemnity of Partnership

The General Partner will indemnify and hold harmless the Partnership from any costs, damages, liabilities, expenses or losses (including legal expenses incurred by the Partnership to defend any action, suit or proceeding based in whole or in part upon allegations indicating that the General Partner has been in contravention of Section 5.5 if the defence thereof is substantially unsuccessful with respect to such allegations) suffered or incurred by the Partnership that results from or arises out of any act, omission or error in judgment that is a contravention of Section 5.5 by virtue of the General Partner's failure to maintain or exercise the standard and degree of care, diligence and skill therein required.

2.14 Indemnity of General Partner

(a) To the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, the General Partner, any former General Partner, any Person who is or was an affiliate of the General Partner or any former General Partner, any Person who is or was an officer, director, employee, partner or agent of the General Partner or any former General Partner or any of their affiliates, or any Person who is or was serving at the request of the General Partner or any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person (collectively, an "**Indemnitee**") will be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, legal fees and expenses on a full indemnity basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

(i) the General Partner, a former General Partner or any of their affiliates; or

(ii) an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii) a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person,

provided, that

(iv) in each case the Indemnitee acted honestly and in good faith with a view to the best interests of the Partnership;

(v) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful; and

(vi) no indemnification pursuant to this Section 2.14 will be available to an Indemnitee where the Indemnitee has been adjudged by a final decision of a court of competent jurisdiction in Manitoba that is no longer appealable to have been negligent in the performance of its obligations under this Agreement. The termination of any action, suit or proceeding by

judgment, order, settlement or conviction will not create a presumption that the Indemnitee acted in a manner contrary to that specified above.

Any indemnification pursuant to this Section 2.14 will be made only out of the assets of the Partnership.

(b) To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by the Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay that amount if it is determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 2.14.

(c) The indemnification provided by this Section 2.14 will be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any resolution of the Partners, as a matter of law or otherwise, as to actions in the Indemnitee's capacity as:

(i) the General Partner, a former General Partner or any of their affiliates;

(ii) an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii) a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person,

and will continue as to an Indemnitee who has ceased to serve in that capacity.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of those Persons as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

(e) The General Partner will hold the benefit of this indemnity in trust and as agent for the Indemnitees.

2.15 Limitations on Liability of the Trust

Each of the parties hereto acknowledges that the obligations of the Trust under this Agreement will not be personally binding upon any of the trustees of the Trust, any registered or beneficial holder of units of the Trust or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Trust will be limited to, and satisfied only out of, the assets of the Trust. Any obligation of the Trust set out in this Agreement will, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the Trust in their capacity as trustees of the Trust only.

2.16 Compliance with Laws

Each Limited Partner will, on the request of the General Partner from time to time, immediately execute any documents or instruments considered by the General Partner to be necessary to comply with any applicable law or regulation of the Province of Manitoba or any other jurisdiction in which the Partnership carries on business, for the continuation, operation and good standing of the Partnership.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1 Initial Contributions

(a) The General Partner will contribute $10 in cash as its initial Contribution to the Partnership in exchange for 1 Class A Unit at the Class A Subscription Amount. The General Partner may make further Contributions to the Partnership from time to time and the capital account of the General Partner will be adjusted accordingly following such Contributions.

(b) The Initial Limited Partner will contribute $10 to the Partnership as its initial Contribution to the Partnership in exchange for 1 Class A Unit at a price per Class A Unit equal to the Class A Subscription Amount. The Initial Limited Partner may make further Contributions to the Partnership from time to time and the capital account of the Initial Limited Partner will be adjusted accordingly following such Contributions.

3.2 Additional Limited Partners and Further Units

(a) The General Partner may admit, at one or more times and from time to time, additional Limited Partners provided that such Limited Partners execute and deliver to the General Partner a contribution agreement with the Partnership or other subscription documents approved and accepted by the General Partner, together with any documents deemed necessary by the General Partner to comply with applicable laws.

(b) A subscriber for or purchaser of Units will become a Limited Partner upon the completion of the conveyance, transfer or payment of its Contribution to the Partnership as provided in its contribution agreement with the Partnership or other subscription documents, which in the case of each of NWC and Tora Amalco will be their respective Acquisition Agreements, and the acceptance thereof by the General Partner. In the case of each of NWC and Tora Amalco, it will become a Limited Partner upon the Acquisition Closing.

(c) The General Partner will have the discretionary right to accept or reject any subscription or request for Units and to restrict the number of Units to be issued to any subscriber or other prospective Limited Partner.

(d) The Partnership, at the determination of the General Partner, may admit additional Limited Partners and create and issue additional classes of Units.

3.3 Contributions

Each Limited Partner will contribute to the Partnership the Contribution set forth in the subscription documents or contribution agreement approved by the General Partner and executed by that Limited Partner, representing the applicable Subscription Price for each Unit purchased. Payment of the

entire Contribution will be made as provided therein. In the case of each of NWC and Tora Amalco, each will contribute the NWC Contribution and Tora Amalco Contribution, respectively, at the Acquisition Closing. The General Partner will make all filings that are necessary or desirable under the Partnership Act and the BNRA to reflect each Contribution made by the Limited Partners.

3.4 Acquisition Agreements

The General Partner is authorized to enter into each of the Acquisition Agreements on behalf of the Partnership and take whatever actions as may be necessary on behalf of the Partnership to complete the acquisition of the Acquisition Assets by the Partnership as provided in the Acquisition Agreements.

3.5 Adjustments

The number of Units issued from time to time in respect of each Contribution will be determined by the General Partner having regard to the fair market value of the property and assets so contributed pursuant to such Contribution, the fair market value of the Partnership Properties and other financial factors relating to such property and assets, the Partnership Properties and the Partnership. If at any time the amount of such Contribution is determined to be different from that determined pursuant to the relevant contribution agreement (including each of the Acquisition Agreements) or other subscription documents in respect of such Contribution by reason of:

(a) the decision of a Court or tribunal of competent jurisdiction following the expiry of all applicable appeal periods;

(b) an agreement with Canada Revenue Agency or one of its provincial counterparts by the General Partner and the Limited Partner in question; or

(c) an agreement among the Partners;

then the number of Units issued to the relevant Limited Partner shall be increased or reduced accordingly, the Sharing Ratio of that Limited Partner shall be increased or reduced accordingly and the allocations and distributions contemplated by Article 4 will be adjusted, all as of the effective date of the issuance of such Units.

3.6 Capital Accounts

A separate capital account will be maintained in the records of the Partnership for each Partner, which account will be credited with the value of the Partner's Contribution to the Partnership and the Partner's share of Partnership Income and gains allocable to such Partner in accordance with this Agreement. Such account will be debited with the Limited Partner's share of Partnership Losses and distributions.

3.7 No Responsibility For Losses and Sharing in Other Income

No Limited Partner will be responsible for any of the Net Losses or Taxable Losses of any other Limited Partner nor share in the Net Income or Taxable Income or allocation of tax-deductible expenses attributable to the Unit of any other Limited Partner except as provided herein.

ARTICLE 4
ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocations of Net Income and Net Loss

The Net Income or Net Loss, if any, for a particular Fiscal Year, will be allocated to the Partners as follows:

(a) to the extent there is a Net Loss for any Fiscal Year, such Net Loss will be allocated as follows:

(i) first to the Class A Units pro rata up to the amount of the capital account for each Partner holding Class A Units, then

(ii) second to the Class B Units pro rata up to the amount of the capital account for each Partner holding Class B Units, then

(iii) to the General Partner;

(b) to the extent there is Net Income in a Fiscal Year, such Net Income will be allocated:

(i) first to the Class B Units up to the amount of the Annual Class B Preferred Return, then

(ii) to the Class A Units pro rata in accordance with the aggregate number of Class A Units held by a Partner.

4.2 Allocations of Taxable Income and Taxable Loss

The Taxable Income and Taxable Loss, if any, for a particular Fiscal Year will be allocated to the Partners in the same proportions as the Net Income or Net Loss, as the case may be, for such Fiscal Year.

4.3 Distributions – Each Distribution Period

In respect of each Distribution Period, commencing from and after the Acquisition Closing, on or before each Distribution Record Date, the General Partner will declare payable distributions from the Partnership as follows:

(a) first to the Class B Units, the amount of the Class B Preferred Return, then

(b) to the Class A Units, the Net Income of the Partnership for such Distribution Period minus the distributions declared in respect of such Distribution Period pursuant to Section 4.3(a), pro rata in accordance with the respective aggregate number of Class A Units held by a Partner.

Any distributions that have been declared to be payable pursuant to this Section 4.3 in respect of a Distribution Period will be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

4.4 Distributions – Annual Reconciliation

In respect of each Fiscal Year, on or before December 31 of such Fiscal Year, the General Partner will declare payable distributions from the Partnership as follows:

(a) first to the Class B Units, the amount of the Annual Class B Preferred Return minus all distributions declared payable to the Class B Units in respect of each Distribution Period in such Fiscal Year pursuant to Section 4.3(a), then

(b) subject to Section 4.5, to the Class A Units, the positive amount, if any, equal to the Net Income of the Partnership for such Fiscal Year minus (i) all distributions declared payable to the Class B Units in respect of each Distribution Period in such Fiscal Year pursuant to Section 4.3(a), minus (ii) the amount determined pursuant to Section 4.4(a), and minus (iii) all distributions declared payable to the Class A Units in respect of each Distribution Period in such Fiscal Year pursuant to Section 4.3(b).

4.5 Distributions – Prior Class B Shortfalls

If the Net Income of the Partnership for a Fiscal Year (the "**Current Year**") is greater than an amount equal to 8% of the total aggregate Class B Subscription Amount (such difference, the "**Current Year Excess**") and in any Fiscal Year prior to the Current Year (each, a "**Prior Year**") the amount of distributions declared and paid to the Class B Units in respect of such Prior Year was less than an amount equal to 8% of the total aggregate Class B Subscription Amount (each such difference in respect of a Prior Year, a "**Prior Year Shortfall**") then the General Partner may, in its discretion, on or before December 31 of the Current Year, declare payable a distribution from the Partnership to the Class B Units in an aggregate amount up to, but not exceeding, the lesser of:

(i) the Prior Year Shortfall pertaining to each Prior Year, less all amounts declared in respect of each such Prior Year pursuant to this Section 4.5; and

(ii) the Current Year Excess.

4.6 Payment of Distributions

Any distributions that have been declared to be payable pursuant to Sections 4.4 and 4.5 during a Fiscal Year will be paid in cash not later than January 31 of the following Fiscal Year.

ARTICLE 5
MANAGEMENT OF THE PARTNERSHIP

5.1 General Authority and Obligations of General Partner

(a) Subject to Section 5.5, the General Partner (i) has unlimited liability for the debts, liabilities and obligations of the Partnership, (ii) except as herein expressly provided, is authorized and obliged to manage, control, administer and operate the business and affairs of the Partnership and to make all decisions regarding the business of the Partnership including the Business and to represent the Partnership, and (iii) has the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the objects, purposes and business of the Partnership including the Business for and on behalf of the Partnership. In so doing, the General Partner has all of the rights and powers of a general partner as provided in the Partnership Act and as otherwise provided by law and any action taken by the General Partner will constitute the act of and will serve to bind the Partnership. The power of the General Partner to represent the Partnership in dealings with third parties is unrestricted insofar as third parties are concerned and no person dealing with the Partnership will be required to inquire into the authority of the General

Partner to take any act or proceeding, to make any decision or to execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

(b) Notwithstanding anything to the contrary herein contained, all material transactions or agreements entered into by the Partnership, other than those agreements entered into in connection with the formation of the Partnership must be approved by the General Partner.

(c) The authority and power vested in the General Partner to manage the business and affairs of the Partnership will include all authority necessary or incidental to make all decisions regarding the Partnership, to bind the Partnership in respect of any such decision, to carry out the objects, purposes and Business of the Partnership including, without limitation, the ability to engage agents to assist the General Partner in carrying out, and the ability to delegate all of, its management obligations and administrative functions.

5.2 General Powers of the General Partner

(a) Subject to, and without limiting the generality of, Section 5.5, the General Partner has full power and exclusive authority for and on behalf of and in the name of the Partnership:

(i) to enter into and to perform any agreement in connection with the establishment, operation, conduct or expansion of the business of the Partnership;

(ii) to manage, control and develop all of the activities of the Partnership and take all measures necessary or appropriate for the business of the Partnership or ancillary thereto;

(iii) to maintain records and provide reports to the Partners;

(iv) to acquire property, both real and personal, of any description;

(v) to incur, assume or become liable under or in respect of any Financing from time to time, and without limit as to the amount, cost or terms of payment thereof (including payments which may be calculated by reference to cash flow, income, revenue or like amounts) upon the credit of the Partnership and to incur and to assume and covenant to pay indebtedness, liabilities and obligations of all kinds, to guarantee obligations of, co-covenant with and join in the covenants of, others, whether in respect of the indebtedness, liabilities or obligations of the Partnership or of others, and to raise or secure the repayment thereof, in such manner, upon such terms and conditions, and in all respects as the General Partner thinks fit, and in particular may, without limiting the generality of the foregoing (a) draw, make, accept, endorse, execute, negotiate, issue and deliver bills of exchange, promissory notes, cheques, drafts, orders for payment or delivery of money, receipts, directions, evidences of indebtedness, other negotiable and non-negotiable instruments and bonds, debentures, debenture stock and other debt obligations either outright or as security for any indebtedness, liabilities or obligations of the Partnership or of any other Person, (b) grant, create, incur or assume any security interest, mortgage, pledge, lien, charge, whether by way of specific or floating charge, or give other security on the undertaking and on the whole or any part of the property and assets of the Partnership (both present and future) and (c) execute and deliver all agreements, instruments, deeds and other documents relative to the foregoing;

(vi) to provide guarantees, indemnities and other forms of assurance to third parties in respect of the indebtedness, liabilities or obligations of the Partnership or of any other Person;

(vii) to employ all Persons necessary for the conduct of the business of the Partnership;

(viii) to retain such legal counsel, experts, advisors or consultants as the General Partner considers appropriate, including any of same as the General Partner may, in its discretion, determine to engage on behalf of Limited Partners in the representation of Limited Partners, and to rely upon the advice of such Persons;

(ix) to open and operate any bank account;

(x) to establish places of business of the Partnership;

(xi) to pay all costs and expenses of the Partnership;

(xii) to commence or defend any action or proceeding in connection with the Partnership;

(xiii) to collect, sue for and receive all sums of money or other property or items that are believed due to the Partnership;

(xiv) to file returns required by any governmental or like authority;

(xv) to invest funds of the Partnership not immediately required for the business of the Partnership in accordance with the policies of the Partnership established from time to time;

(xvi) to make or cause to be made any election, designation or determination that may be made under the ITA or any other fiscal legislation of Canada or any province;

(xvii) to sell, assign, exchange or otherwise dispose of the property, assets and undertaking of the Partnership as an entirety or substantially as an entirety or any part thereof or interest therein;

(xviii) to lease or license all or any part of the property, assets or undertaking of the Partnership at such time, in such manner and on such terms as the General Partner considers appropriate;

(xix) to enter into any agreement for the management or operation of the business, property and assets of the Partnership or any part thereof;

(xx) to acquire and maintain or cause to be acquired and maintained such insurance coverage as the General Partner may deem necessary or advisable for protection of the Partnership against claims, liabilities and losses arising from the conduct of its business or the ownership or leasing of its property and assets and to administer all claims or proceedings covered by insurance maintained by the Partnership;

(xxi) to employ, supervise, manage and terminate, or cause to be employed, supervised, managed and terminated, employees in the conduct of the business, affairs and undertaking of the Partnership and to incur and pay or cause to be paid all remuneration and other costs and expenses of the Partnership in connection with their employment;

(xxii) to enter into hedge contracts or similar arrangements to permit the Partnership to mitigate or eliminate the Partnership's exposure to interest rate, foreign exchange or other risks associated with the business of the Partnership;

(xxiii) to execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any and all agreements, instruments, deeds and other documents to effect any and all of the foregoing;

(xxiv) to make distributions to the Partners; and

(xxv) to do anything that is provided for in this Agreement or that is in furtherance of or is incidental to or is necessary or desirable in respect of the business of the Partnership, including, without limitation, to do all such acts and things and execute all such agreements and other instruments as are necessary to give effect to the Acquisition Agreements whether or not herein specifically mentioned.

(b) The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder; provided, however, that no such contract will relieve the General Partner of any of its obligations hereunder.

5.3 Borrowings

The General Partner (and its affiliates or associates) or any Limited Partner (and its affiliates or associates) may advance or loan to the Partnership funds which may be necessary for the payment of operating expenses of the Partnership or for any other purpose.

5.4 Title to Property

Title to the assets of the Partnership, whether real, personal or mixed and whether tangible or intangible, will be deemed to be owned by the Partnership as an entity, and no Partner individually will have any ownership interest in the assets of the Partnership or any portion thereof. Title to any or all of the Partnership's assets will be held in the name of the General Partner for the benefit of the Partnership or in such other names as the General Partner may determine from time to time. The General Partner declares and warrants that any assets of the Partnership of which legal title is held in the name of the General Partner will be held by the General Partner as agent of the Partnership for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All of the assets of the Partnership will be recorded as the property of the Partnership on its books and records, irrespective of the name in which legal title to such assets is held.

5.5 Discharge of Duties of General Partner

The General Partner must exercise its powers and discharge its duties under this Agreement honestly and in good faith and in the best interests of the Partnership and in connection therewith must exercise the standard and degree of care, diligence and skill that a reasonably prudent Person experienced in the business of the Partnership would exercise in comparable circumstances.

5.6 Limitation of Liability

The General Partner is not personally liable for the return of any capital contribution made by a Limited Partner to the Partnership. Moreover, notwithstanding anything else contained in this Agreement, but subject to Section 5.5, neither the General Partner nor its officers, directors, shareholders,

employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for any action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by law unless the act or omission constituted negligence or wilful misconduct of the General Partner in performing its obligations under this Agreement.

5.7 Reimbursement of General Partner

The General Partner will be reimbursed by the Partnership for all expenses incurred by the General Partner in the performance of its duties hereunder (including, without limitation, all costs of administration, overhead and remuneration paid to officers and employees of the Partnership or General Partner).

5.8 Co-mingling of Funds

The funds and assets of the Partnership may be co-mingled with the funds or assets of the General Partner.

5.9 Insurance

The General Partner will, on behalf of the Partnership, purchase and maintain, or cause to be purchased and maintained, for the benefit of the Partnership and the operation of the business thereof, property, casualty and other insurance of such types and coverages as the General Partner determines to be appropriate in the circumstances.

5.10 Maintenance of Limited Liability

The General Partner must so far as possible, at all times, conduct the business and affairs of the Partnership in such a manner so that the liability of a Limited Partner will be limited to the amount of the capital contributed or agreed to be contributed in respect of the Units held by such Limited Partner.

5.11 Filing of Elections

The Partners hereby authorize the General Partner to execute and file on behalf of the Partnership any elections that are referred to in the ITA or other applicable tax legislation as are in its reasonable opinion appropriate in the circumstances.

5.12 Ostensible Authority of General Partner

No person dealing with the Partnership will be required to inquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for and on behalf of or in the name of the Partnership.

ARTICLE 6
ACCOUNTING AND REPORTING

6.1 Maintenance of Books and Records

The General Partner will:

(a) keep and maintain, or cause to be kept and maintained, adequate records and accounts of the business, operations and expenditures of the Partnership; and

(b) within 90 days following the end of each Fiscal Year of the Partnership the General Partner will forward or cause to be forwarded to each Partner, who was a Partner at any time during such Fiscal Year, all necessary income tax reporting information to enable the Partner to file its income tax returns with respect to the Partner's income or loss from the Partnership with respect to such Fiscal Year.

6.2 Access to Books and Records

A Limited Partner may, upon reasonable written notice to the General Partner, inspect copies of the books and records of the Partnership and of the General Partner at the Limited Partner's expense during normal business hours, but a Limited Partner may not have access to any information of the Partnership that the Partnership is required to hold confidential.

ARTICLE 7
DISSOLUTION AND TERMINATION

7.1 Events of Dissolution

The Partnership will be dissolved upon the earliest of:

(a) 60 days after the Termination Date;

(b) the date of a dissolution caused by operation of law; and

(c) the authorization of a dissolution by written determination of the General Partner.

The General Partner will provide notice to the Limited Partners upon it becoming aware of the occurrence of any of the foregoing.

7.2 Events Not Causing Dissolution

Except by operation of Section 7.1, the Partnership will not be dissolved or terminated by the amendment of this Agreement or by the resignation, removal, death, mental incompetence, bankruptcy, insolvency, dissolution, liquidation, winding up or receivership of, or the admission, resignation, retirement or withdrawal of any Partner.

7.3 Receiver

Upon the occurrence of any of the events set out in Section 7.1, the General Partner will serve as the receiver of the Partnership, provided that if the General Partner is unable or unwilling to act in such capacity, the Limited Partners will appoint some other appropriate person or party to act as the receiver of the Partnership.

7.4 Liquidation of Assets

The receiver will prepare or cause to be prepared a statement of financial position of the Partnership and a copy of which will be forwarded to each Person who was a Partner at the date of dissolution. The receiver will wind up the affairs of the Partners and all property of the Partnership will be liquidated in an orderly manner. The receiver will manage and operate the assets and undertaking of the Partnership and will have all powers and authority of the General Partner under this Agreement. The receiver will be paid its reasonable fees and disbursements incurred in carrying out its duties as such.

7.5 Distribution of Proceeds of Liquidation

The receiver will distribute the net proceeds from liquidation of the Partnership as follows:

(a) first, to pay the expenses of liquidation and the debts and liabilities of the Partnership to its creditors, or to make due provision for payment thereof;

(b) second, to provide for such reserves as the receiver considers reasonably necessary for any contingent or unforeseen liability or obligation of the Partnership, which will be paid to an escrow agent to be held for payment of liabilities or obligations of the Partnership;

(c) third, to pay to the General Partner, the amount of any costs and expenses that the General Partner is entitled to receive from the Partnership; and

(d) distribute the remaining assets and proceeds of sale, to the Partners in accordance with the provisions of Sections 1(c) and 2(c) of Schedule A hereto.

7.6 Termination of Partnership

The Partnership will terminate when all of its assets have been sold and the net proceeds therefrom, after payment of or due provision for the payment of all debts, liabilities and obligations of the Partnership to creditors, have been distributed as provided in this Article 7.

ARTICLE 8
CERTIFICATES, ASSIGNMENTS AND TRANSFERS OF UNITS

8.1 Unit Certificates

The General Partner will issue to each Limited Partner that has duly conveyed or paid its Contribution as provided herein, a certificate of ownership representing that Limited Partner's Units to be issued to it. Each such certificate, if issued, referred to above is hereinafter referred to as a "Unit Certificate" and will be in such form, consistent with the foregoing, as is proscribed by the General Partner, indicating that the registered owner thereof is the owner of the number of Units represented by its Contribution and, if applicable, bearing any legend required pursuant to the terms of such Limited Partner's contribution agreement or subscription documents or applicable law.

8.2 Loss of Unit Certificates

In the event any Unit Certificate, if issued, is lost, mutilated or destroyed, the General Partner will issue a replacement Unit Certificate to the Limited Partner upon receipt of evidence satisfactory to the General Partner of such loss, mutilation or destruction and upon receiving such indemnification as it deems appropriate in the circumstances.

8.3 Transfer of Interest of General Partner

The interest of a General Partner as a general partner of the Partnership may be transferred without the approval of the Limited Partners to a Person controlling that General Partner, controlled by that General Partner or controlled by a Person controlling that General Partner, provided that the transferee assumes all of the obligations of that General Partner with respect to the Partnership.

8.4 Limitations on Transfer of Units by Limited Partners

A Limited Partner will not sell, assign, transfer, hypothecate, pledge, charge or otherwise encumber any of its legal or beneficial interest in any Units, take any action whatsoever that would create an interest of any nature or kind in any Units without the consent of the General Partner, in its sole and unfettered discretion.

8.5 Assignment of Units

A Unit may be assigned by a Limited Partner, subject to applicable laws, regulations and orders and to compliance with the terms and conditions of this Agreement, upon receipt of consent of the General Partner, if required, as provided herein. Subject to the foregoing, such assignment may be made by a Limited Partner or its agent duly authorized in writing to any assignee, but such assignee will not be recorded as the holder of a Unit nor, if such assignee is not a Limited Partner, be entitled to become a Limited Partner unless such assignee:

(a) has surrendered to the General Partner the certificate representing the Units to be transferred, if any certificates have been issued;

(b) has delivered a Form of Transfer to the General Partner;

(c) has agreed in writing to be bound by the terms of this Agreement and to assume the obligations of a Limited Partner under this Agreement; and

(d) is not a Non-Resident.

and no such assignee will become a Limited Partner until a Change in a Limited Partnership (Form 5) has been filed and recorded pursuant to the Partnership Act. Where the assignee is entitled to become a Limited Partner pursuant to the provisions hereof (such assignee being sometimes referred to as a "substituted Limited Partner"), the General Partner will be authorized to admit the substituted Limited Partner to the Partnership as a Limited Partner and the Limited Partners hereby consent to the admission of, and will admit, the assignee to the Partnership as a Limited Partner, without further act of the Partners (other than the filing of a notice to amend the Declaration, which the General Partner will file as soon as practicable thereafter).

8.6 Assignor as Representative

If the assignor of a Unit is a firm or corporation, or purports to assign such Unit in any representative capacity, or if an assignment results from the death, mental incapacity or bankruptcy of a Limited Partner or is otherwise involuntary, the assignor or its legal representative will furnish to the General Partner such documents, certificates, assurances, court orders and other materials as the General Partner may reasonably require to cause such assignment to be effected.

8.7 No Assignment of Fractional Units

No assignment of a fraction of a Unit may be made or will be recognized.

8.8 No Joint Registration

A Unit may only be registered in the name of one Person unless the General Partner agrees otherwise.

8.9 Limitation on Release of Liability

No conveyance or disposition of any description made pursuant to the foregoing provisions of this Article will relieve the Limited Partner of any obligation which has accrued or was incurred prior to the effective date of such disposition.

ARTICLE 9
REPRESENTATIONS

9.1 Representations of the General Partner

The General Partner represents that it:

(a) is duly incorporated or formed under the federal laws of Canada;

(b) is not a Non-Resident; and

(c) has the capacity and corporate authority to act as General Partner and the performance of its obligations hereunder as General Partner does not and will not conflict with or breach its constating documents or any agreement by which it is bound.

9.2 Representations of the Limited Partners

Each Limited Partner represents that it:

(a) is not a Non-Resident;

(b) is not exempt from taxation under the ITA; and

(c) has the legal capacity to enter into this Agreement and execute and deliver its contribution agreement or other subscription documents delivered by it.

9.3 Survival

The representations contained in this Article will survive execution of this Agreement and each party is obligated to ensure the continuing accuracy of each representation made by it throughout the continuation of the Partnership.

ARTICLE 10
APPOINTMENT OF A REPLACEMENT GENERAL PARTNER

10.1 Resignation of the General Partner

The General Partner may resign upon 180 days written notice to the Limited Partners and such resignation will become effective upon the earlier of:

(a) 180 days after such written notice is given; and

(b) the admission, by the existing General Partner, of a new General Partner to the Partnership, which new General Partner will be an affiliate of NWC Fund or consented to by each of the Limited Partners.

10.2 Certain Actions of the General Partner

If the General Partner resigns as general partner of the Partnership:

(a) the General Partner will do all things and take all steps to effectively transfer the books, records and management of the Partnership and that part of the interest of the General Partner in the Partnership which has been delivered to the replacement General Partner; and

(b) the replacement General Partner will file all certificates and amendments to any certificate or other instruments necessary to record the addition of another General Partner or qualify or continue the Partnership as a limited partnership.

10.3 Release

Upon the resignation of the General Partner, the Partnership will release and hold harmless, and the Limited Partners will release, the General Partner from any and all costs, damages, liabilities or expenses incurred by the General Partner or the Partnership in connection with the Partnership business as a result of or arising out of events occurring after such resignation and caused by or deriving from any act of the General Partner, other than its wilful act or omission, or gross negligence, prior to the date of such resignation.

ARTICLE 11
AMENDMENT

11.1 Amendment

This Agreement may be amended in writing on the initiative of the General Partner, provided that no existing provisions will be amended or new provisions added that would adversely affect the Limited Partners, without the consent of each of the Limited Partners. Additionally, this Agreement will not be amended so as to provide for additional Contributions from any Limited Partner without the approval of such Limited Partner.

11.2 Amendment Without Consent

Notwithstanding Section 11.1, the General Partner may, without prior notice to or consent from any Limited Partner, amend any provisions of this Agreement from time to time:

(a) for the purpose of adding to the Agreement any further covenants, restrictions, deletions or provisions which in the opinion of counsel to the Partnership are for the protection of the Limited Partners; or

(b) to cure an ambiguity or to correct or supplement any provisions contained herein which in the opinion of counsel to the Partnership may be defective or inconsistent with any other provisions contained herein, provided the cure, correction or supplemental provision does not and will not adversely affect the interests of Limited Partners; or

(c) to make such other provisions in regard to matters or questions arising under this Agreement which in the opinion of counsel to the Partnership do not and will not adversely affect the interest of the Limited Partners; or

(d) to make such amendments or deletions to take into account the effect of the change in, amendment of or repeal of any applicable legislation, which amendments, in the opinion of counsel to the Partnership, do not and will not adversely affect the interests of the Limited Partners.

11.3 Notification of Amendment

The General Partner will notify the Limited Partners of full details of any amendment to this Agreement within 30 days of the effective date of such amendment.

11.4 Limitations

Notwithstanding the foregoing or any other provisions to the contrary contained in this Agreement, no amendment of this Agreement will be adopted if such amendment would change the Partnership to a general partnership or change the liability of General Partner or the Limited Partners or allow the Limited Partners to take part in the daily management of the Partnership.

ARTICLE 12
POWER OF ATTORNEY

12.1 Power of Attorney

Each Limited Partner hereby irrevocably constitutes and appoints the General Partner, or such other General Partner as from time to time has control over the management of the Partnership, with full power of substitution, as its true and lawful attorney and agent, with full power and authority in its name, place and stead to:

(a) execute, deliver, swear to, file and record in the appropriate public offices any and all of the following:

(i) this Agreement, all certificates, amendments to certificates, and other instruments necessary to form, qualify or continue the qualification of the Partnership as a limited partnership in all jurisdictions in which it may conduct business or own interests;

(ii) all instruments and certificates necessary or appropriate to give effect to or to reflect any amendment, change or modification to the Partnership in accordance with the terms of this Agreement;

(iii) all conveyances and other instruments or documents necessary to reflect the dissolution and liquidation of the Partnership, including cancellation of any certificates;

(iv) elections, filings, returns and reports in connection with the business of the Partnership permitted under the ITA and amendments thereto and any substitutions therefor, or otherwise in respect to taxes, including goods and services tax or commodity taxes ; and

(b) execute and file with any governmental body or instrumentality thereof of the Government of Canada or a Province any documents necessary or appropriate to be filed in connection with the business of the Partnership or in connection with this Agreement.

The power of attorney granted is irrevocable for so long as the Limited Partner is a Limited Partner of the Partnership and is a power coupled with an interest and will survive the death or

disability of the Limited Partners and will extend to the respective heirs, executors, administrators, personal representatives, successors and permitted assigns of each Limited Partner.

Each Limited Partner agrees and acknowledges that upon receipt and acceptance of its Contribution by the Partnership, it will become a Limited Partner of the Partnership and that as a Limited Partner, it will be bound by the provisions of this Agreement and by any representations and actions made or taken by the General Partner and any successor thereto, while acting in good faith pursuant to the power of attorney hereby granted and will make contributions of capital as required pursuant to this Agreement.

ARTICLE 13
NOTICE

13.1 Notice

(a) Any notice, direction or other communication given under this Agreement will be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(i) If to the Trust to:

77 Main Street
Winnipeg, Manitoba
R3C 2R1
Attention: The Trustees of The NWC Trust
Facsimile: (204) 934-1455

(ii) If to the General Partner to:

77 Main Street
Winnipeg, Manitoba
R3C 2R1
Attention: Chief Financial Officer
Facsimile: (204) 934-1455

(iii) If to the Limited Partners:

at the addresses set forth in the form of contribution agreement, subscription agreement or other notice signed by the Limited Partner, as the case may be.

(b) Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Winnipeg time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission provided the transmitter receives a confirmation of successful transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to such Party at its changed address.

ARTICLE 14
MISCELLANEOUS

14.1 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

14.2 Time of the Essence

Time will be of the essence of this Agreement.

14.3 Third Party Beneficiaries

The parties intend that, except as explicitly set forth herein, this Agreement will not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties and, except as explicitly set forth herein, no Person, other than a party will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

14.4 Further Assurances

The parties will perform and cause to be performed any further and other acts and things and execute and deliver or cause to be executed and delivered any further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

14.5 Limited Partner Not A General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner, other than the General Partner, any of the liabilities or obligations of a general partner, such provision will be of no force and effect but the remainder of this Agreement will continue in effect.

14.6 Waiver

(a) No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the party to be bound by the waiver.

(b) No failure on the part of a party to exercise, and no delay in exercising any right under this Agreement will operate as a waiver of such right; nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

14.7 Successors and Assigns

This Agreement will be binding upon and enure to the benefit of the parties and their respective successors, heirs, personal representatives and permitted assigns. Except otherwise provided in this Agreement, neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by any party without the prior written consent of the other parties unless (i) such assignment is permitted under and completed in accordance with this Agreement, and (ii) the assignee agrees to be bound by this Agreement.

14.8 Severability

If any provision of this Agreement is determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect.

14.9 Counterparts

This Agreement may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have entered into this Agreement as of the date first above written.

GENERAL PARTNER:

NWC GP INC.

Signed by: "Leo Charriere"

Per:______________________________

Name: Leo Charriere
Title: Executive Vice President & CFO

LIMITED PARTNER:

THE NWC TRUST, by its Trustees

Signed by: "Ian Sutherland"

IAN SUTHERLAND

Signed by: "Edward Kennedy"

EDWARD KENNEDY

Signed by: "Leo Charriere"

LEO CHARRIERE

SCHEDULE A

To the Limited Partnership Agreement dated February 15, 2006 with respect to The North West Company LP (the "**Partnership Agreement**")

ATTRIBUTES OF CLASS A UNITS AND CLASS B UNITS

Defined Terms

All capitalized terms used but not defined in this Schedule A will have the meanings given to them in the Partnership Agreement.

1. Class A Units

In addition to the rights, privileges, restrictions and conditions attaching to the Class A Units as set forth elsewhere in the Partnership Agreement and in this Schedule A, the Class A Units will have the following rights, privileges, restrictions and conditions as are set forth below:

(a) **Parity**: Other than as set forth in the Partnership Agreement and in this Schedule A, the rights of all holders of Class A Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of the Partnership in the event of any liquidation, dissolution or winding up of the Partnership, or other distribution of assets of the Partnership for the purpose of winding up its affairs.

(b) **Distributions to Holders of Class A Units**: The holders of the Class A Units will be entitled to receive from time to time distributions in respect of such Class A Units held thereby in such amount, character and nature as is in accordance with the provisions of Article 4 of the Partnership Agreement and such other provisions of the Partnership Agreement and this Schedule A as may be applicable. Holders of Class A Units will be entitled to receive non-cumulative distributions only if, as and when declared by the General Partner in accordance with the provisions of Article 4 of the Partnership Agreement.

(c) **Participation Upon Liquidation, Dissolution or Winding Up**: In the event of the liquidation, dissolution or winding up of the Partnership or other distribution of assets of the partnership among its Partners for the purpose of winding up its affairs, the holders of the Class A Units will, subject to the rights of the holders of any other class of Units entitled to receive assets of the Partnership upon such a distribution in priority to, or concurrently with, the holders of the Class A Units, be entitled to participate in the distribution all in accordance with Articles 4 and 7 of the Partnership Agreement. Such distribution to which the holders of Class A Units are entitled will be made in equal amounts per Class A Unit on all the Class A Units at the time outstanding without preference or distinction.

2. Class B Units

In addition to the rights, privileges, restrictions and conditions attaching to the Class B Units as set forth elsewhere in the Partnership Agreement and in this Schedule A, the Class B Units will have the following rights, privileges, restrictions and conditions as are set forth below:

(a) **Parity**: The rights of all holders of Class B Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of

distributions, and the distribution of assets of the Partnership in the event of any liquidation, dissolution or winding up of the Partnership, or other distribution of assets of the Partnership for the purpose of winding up its affairs.

(b) **Distributions to Holders of Class B Units**: The holders of Class B Units as a class will be entitled to receive, in respect of each Distribution Period or Fiscal Year, as the case may be, in priority to holders of Class A Units, distributions from the Partnership in an amount equal to the Class B Preferred Return or the Annual Class B Preferred Return, as applicable, all in the manner set forth in Article 4 of the Partnership Agreement. All Class B Units outstanding from time to time represent an equal fractional undivided beneficial interest in and will be entitled to equal shares in the Class B Preferred Return or the Annual Class B Preferred Return, as applicable. All Class B Units will rank among themselves equally and rateably without discrimination, preference or priority.

(c) **Participation on Liquidation, Dissolution or Winding Up**: In the event of the liquidation, dissolution or winding up of the Partnership, or other distribution of assets of the Partnership among its Partners for the purpose of winding up the affairs of the Partnership, each holder of Class B Units will be entitled to receive from the assets of the Partnership, for each Class B Unit held by such holder, the sum of:

(i) the Class B Subscription Amount for each Class B Unit, plus

(ii) for each Fiscal Year (or prorated part thereof, if such liquidation, dissolution or winding up does not occur at the end of a Fiscal Year), such holder's prorata proportion of an amount equal to 8% of the total aggregate Class B Subscription Amount, to the extent that it has not been paid to such holder for each Class B Unit held by it in respect of such Fiscal Year (or prorated part therof),

before any amount will be paid to any holder of Class A Units or partnership units of any other class ranking junior to the Class B Units. After payment as provided in this subsection 2(c) has been made to the holders of the Class B Units, such holders will, as such, have no further entitlement to participate in any further distributions upon any such liquidation, dissolution or winding up of the affairs of the Partnership except to the extent that such holders of Class B Units are also holders of Class A Units.

(d) **Right of Redemption at Option of the Holder**: Subject to the rights, privileges, restrictions and conditions of any class or series of Units ranking in preference to, or on a parity with, the Class B Units, each Partner holding Class B Units will be entitled to require the Partnership to redeem at any time, or from time to time, at the demand of such Partner all or any part of the Class B Units registered in the name of such Partner at the Redemption Price (as herein defined), with respect to each Class B Unit so redeemed, as determined and payable in accordance with the terms and conditions hereinafter provided.

(e) **Exercise of Redemption Right**: To exercise the above-mentioned right to require redemption hereunder, a duly completed and properly executed notice requiring the Partnership to redeem the relevant Class B Units, in a form reasonably acceptable to the General Partner, will be sent by the relevant Partner to the Partnership at the head office of the Partnership, together with the certificates representing the Class B Units to be redeemed and written instructions as to the number of Class B Units to be redeemed. No form or manner of completion or execution of such notice and other documents will be sufficient unless the same is in all respects satisfactory to the General Partner and is accompanied by any further evidence that the General Partner may

reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon the tender by a Partner of Class B Units for redemption, such Partner will thereafter cease to have any rights with respect to the Class B Units tendered for redemption (other than to receive the Redemption Price therefor) including the right to receive any distributions thereon which are declared payable to the holders of Class B Units of record on a date which is subsequent to the Redemption Date (defined below). Class B Units will be considered to be tendered for redemption on the date (the "**Redemption Date**") the Partnership has, to the satisfaction of the General Partner, received the notice, certificates representing the Class B Units to be redeemed, the written instructions as to the number of Class B Units to be redeemed and other required documents or evidence as aforesaid.

(f) **Payment of Redemption Price**: The Redemption Price payable in respect of the Class B Units tendered or called for redemption will be paid in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Partner holding the Class B Units to be redeemed.

Payments made by the Partnership of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Partner holding Class B Units and/or any party having a security interest therein, unless such cheque is dishonored upon presentment. Upon such payment, the Partnership will be discharged from all liability to the relevant Partner in respect of the Class B Units so redeemed to the extent of the amount of such cheque.

(g) **Redemption Price**: For the purposes hereof, the price per Class B Unit payable to the Partner holding Class B Units for each Class B Unit tendered for redemption by such Partner (the "**Redemption Price**") will be equal to the sum of:

(i) the Class B Subscription Amount for each Class B Unit, plus

(ii) for each Fiscal Year (or prorated part thereof, if the Redemption Date does not occur at the end of a Fiscal Year), such Partner's prorata proportion of an amount equal to 8% of the total aggregate Class B Subscription Amount, to the extent that it has not been paid to such Partner for each Class B Unit held by it in respect of such Fiscal Year (or prorated part therof).

(h) **Cancellation of Certificates for all Redeemed Class B Units**: All certificates representing Class B Units that are redeemed hereunder will be cancelled and such Class B Units will no longer be outstanding.

SCHEDULE B

To the Limited Partnership Agreement dated February 15, 2006 with respect to The North West Company LP (the "**Partnership Agreement**")

THE NORTH WEST COMPANY LP
FORM OF TRANSFER

The undersigned, a Limited Partner of The North West Company LP (the "**Limited Partnership**") hereby transfers, assigns and sells to:

______________________________	______________________________
(Name of Transferee)	(Address)

__________________ Unit(s) in the Partnership recorded in the undersigned's name, constitutes the above-named transferee as a substitute Limited Partner for the said number of Unit(s) and agrees to execute and deliver to the general partner of the Limited Partnership (the "**General Partner**") any documents required to effect a valid transfer of the said Unit(s) or which are necessary or advisable, in the opinion of the General Partner, to preserve the status of the Limited Partnership as a limited partnership. The undersigned agrees that the power of attorney previously granted to the General Partner will continue to be effective for the purpose of executing and filing all certificates, amendments and other instruments necessary to give effect to this transfer.

DATED at ______________________, Province of _____________________, this ________ day of

__________________, ______.

______________________________	______________________________
(Witness to Signature)	(Signature of Limited Partner)
______________________________	______________________________
(Name of Witness Please Print)	(Name of Limited Partner - Please Print)
	______________________________
	(Residence Address)
	______________________________
	(City, Province, Postal Code)
	Res: ____________ Bus: __________
	(Telephone)
	Facsimile No.: ___________________

NWC GP INC.

as General Partner

and

THE NWC TRUST

as Initial Limited Partner

and

EACH PERSON WHO IS ADMITTED TO THE PARTNERSHIP AS A LIMITED PARTNER IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

APRIL 28, 2006

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

Page

THE NORTH WEST COMPANY LP
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

Amended and Restated Limited Partnership Agreement of **THE NORTH WEST COMPANY LP** (the "**Partnership**") dated April 28, 2006 among **NWC GP INC.** (the "**General Partner**"), a corporation incorporated under the federal laws of Canada and **THE NWC TRUST** (the "**Trust**" or the "**Initial Limited Partner**"), a trust established under the laws of the Province of Manitoba, and each person who is admitted to the Partnership as a Limited Partner in accordance with the terms of this Agreement.

RECITALS:

A. The General Partner and the Trust established the Partnership under the laws of the Province of Manitoba pursuant to the Declaration filed February 15, 2006 and a limited partnership agreement dated as of February 15, 2006 (the "**Original Partnership Agreement**"), under the name "**The North West Company LP**";

B. The parties wish to amend and restate the Original Partnership Agreement on the terms and conditions set forth herein;

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

In this Agreement, the following terms have the following meanings:

(a) "**Acquisition Agreements**" means the NWC Acquisition Agreement and the Tora Amalco Acquisition Agreement and "**Acquisition Agreement**" means either of them.

(b) "**Acquisition Assets**" means the NWC Acquisition Assets and the Tora Amalco Acquisition Assets or either of them, as applicable.

(c) "**Acquisition Closing**" means April 29, 2006, with effect as of 12:03 a.m. April 29, 2006, or such earlier or later date as may be agreed among the Partnership, NWC and Tora Amalco.

(d) "**affiliate**" has the meaning given to that term in the *Securities Act* (Ontario).

(e) "**Agreement**" means this amended and restated limited partnership agreement, including without limitation the schedules hereto, as further amended, restated, modified or supplemented from time to time.

(f) "**Annual Class B Preferred Return**" means, for a Fiscal Year, the lesser of:

(i) the Net Income of the Partnership for the Fiscal Year, after allocations of Net Income or payment of distributions, as the case may be, in an amount equal to the Annual Class C Preferred Return in respect of such Fiscal Year; and

(ii) an amount equal to the Class B Preferred Rate multiplied by the total aggregate Class B Subscription Amount.

(g) "**Annual Class C Preferred Return**" means, for a Fiscal Year, an amount equal to the Class C Preferred Rate multiplied by the total aggregate Class C Subscription Amount.

(h) "**BNRA**" means *The Business Names Registration Act* (Manitoba).

(i) "**Business**" means the business of retailer and distributor of everyday consumer goods and services to remote communities, rural towns and urban neighbourhoods across northern Canada and western Canada, including the business and assets acquired pursuant to the Acquisition Agreements, together with all businesses and activities ancillary, incidental or related thereto.

(j) "**Business Day**" means any day on which commercial banks are open for business in Winnipeg, Manitoba other than a Saturday, a Sunday or a day observed as a holiday in Winnipeg, Manitoba;

(k) "**Class A Units**" means the Class A Units of the Partnership which will have the attributes set forth in Schedule A hereto.

(l) "**Class A Subscription Amount**" will be $10 per Class A Unit payable in cash and/or property.

(m) "**Class B Preferred Rate**" means 8.6%.

(n) "**Class B Preferred Return**" means, for a Distribution Period, the lesser of:

(i) the Net Income of the Partnership for the Distribution Period, after payment of distributions in an amount equal to the Class C Preferred Return in respect of such Distribution Period; and

(ii) an amount equal to $^{1}/_{12}$ multiplied by the Class B Preferred Rate multiplied by the total aggregate Class B Subscription Amount.

(o) "**Class B Units**" means the Class B Units of the Partnership which will have the attributes set forth in Schedule A hereto.

(p) "**Class B Subscription Amount**" will be $10,000 per Class B Unit payable in cash and/or property.

(q) "**Class C Preferred Rate**" means the rate of interest payable in respect of the NWC Senior Notes from time to time, plus 0.1%.

(r) "**Class C Preferred Return**" means, for a Distribution Period, an amount equal to $^{1}/_{12}$ multiplied by the Class C Preferred Rate multiplied by the total aggregate Class C Subscription Amount.

(s) "**Class C Subscription Amount**" will be US$10,000 per Class C Unit payable in cash and/or property.

(t) "**Class C Units**" means the Class C Units of the Partnership which will have the attributes set forth in Schedule A hereto.

(u) "**Contribution**" means, generally, the amount to be contributed to the capital of the Partnership by a Partner for each Unit subscribed for by that Partner, to be made upon the terms and

conditions set out in its contribution agreement with the Partnership or other subscription documents delivered to and accepted by the General Partner and as provided for in this Agreement.

(v) **"Declaration"** means the Registration of a Limited Partnership (Form 2) for the Partnership filed under the Partnership Act and the BNRA and, where the context requires and all changes and amendments thereto and renewals, replacements or restatements thereof.

(w) **"Distribution Payment Date"** means any date on which a distribution is paid to Partners, generally being the 14th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next following Business Day) or such other date as may be determined from time to time by the General Partner.

(x) **"Distribution Period"** means (i) in respect of the initial distribution, unless otherwise determined by the General Partner, the period commencing on and including the Acquisition Closing and ending on and including the last day of the calendar month following the month in which the Acquisition Closing occurs, and (ii) thereafter means each calendar month, from and including the first day thereof to and including the last day thereof; in each calendar year throughout the term of the Partnership.

(y) **"Distribution Record Date"** means in respect of a Distribution Period the last Business Day of the Distribution Period, or such other date as may be determined from time to time by the General Partner.

(z) **"Fiscal Year"** has the meaning given to it in Section 2.6.

(aa) **"Financing"** means any credit facility granted or extended to, or investment by way of debt (or the purchase of debt) in, the Partnership whereby or pursuant to which money, credit or other financial accommodation has been or may be provided, made available or extended to the Partnership by way of borrowed money, the purchase of debt instruments or securities, bankers acceptances, letters of credit, overdraft or other forms of credit and financial accommodation, and includes any and all trust deeds, indentures, mortgages, bonds or debentures (whether issued and delivered as security or sold to a purchaser), security agreements and other deeds, instruments or documents in respect thereof;

(bb) **"Form of Transfer"** means the form attached hereto as Schedule B.

(cc) **"GAAP"** means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

(dd) **"General Partner"** means NWC GP Inc., a corporation incorporated under the federal laws of Canada, any of its successors and any successor general partner appointed in accordance with this Agreement.

(ee) **"Governmental Entity"** means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

(ff) **"Initial Limited Partner"** means the Trust.

(gg) **"ITA"** means the *Income Tax Act* (Canada).

(hh) **"Limited Partners"** means those persons who contribute cash and/or assets, are issued Units, and are accepted as Limited Partners pursuant to the terms of this Agreement.

(ii) **"Net Income"** or **"Net Loss"**, in respect of any period, means, respectively, the net income or net loss of the Partnership in respect of such period determined in accordance with GAAP.

(jj) **"Non-Resident"** means a person who is a non-resident of Canada pursuant to the ITA.

(kk) **"NWC"** means The North West Company Inc., a corporation amalgamated under the federal laws of Canada.

(ll) **"NWC Acquisition Agreement"** means the acquisition agreement to be entered into between NWC and the Partnership pursuant to which the Partnership will acquire the NWC Acquisition Assets.

(mm) **"NWC Acquisition Assets"** means the assets to be acquired pursuant to the NWC Acquisition Agreement.

(nn) **"NWC Contribution"** means the Contribution to be made by NWC on the Acquisition Closing, namely the NWC Acquisition Assets.

(oo) **"NWC Fund"** means The North West Company Fund, a trust established under the laws of the Province of Manitoba.

(pp) **"NWC Senior Notes"** means the secured promissory notes issued on August 27, 2002 by NWC to Metropolitan Life Insurance Company, Teachers Insurance and Annuity Association of America, New York Life Insurance and Annuity Corporation and New York Life Insurance Company, together with such successors and assigns of such parties from time to time, in the aggregate principal amount, as at the date hereof, of US$65,000,000 bearing interest at the rate, as at the date hereof, of 5.89% per annum.

(qq) **"NWC Services Agreement"** means the services agreement to be entered into between NWC and the Partnership pursuant to which NWC will provide the services of its employees to the Partnership.

(rr) **"Original Partnership Agreement"** has the meaning set out in the recitals.

(ss) **"Partners"** means the General Partner and the Limited Partners, and **"Partner"** means any one of them.

(tt) **"Partnership"** means The North West Company LP, a limited partnership formed under the laws of the Province of Manitoba.

(uu) **"Partnership Act"** means *The Partnership Act* (Manitoba).

(vv) **"Partnership Properties"** means all of the property and assets, tangible or intangible, of whatever kind or nature, in which the Partnership has an interest, whether legal, beneficial or otherwise, from time to time or at any time.

(ww) **"Person"** means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(xx) **"Redemption Price"** will have the meaning ascribed thereto in Schedule A.

(yy) **"Services Agreements"** means the NWC Services Agreement and the Tora Amalco Services Agreement, as each may be amended, restated, modified or supplemented from time to time, and **"Services Agreement"** means either of them.

(zz) **"Sharing Ratio"** means the ratio of the number of Units held by each Partner to the aggregate number of outstanding Units then held by all Partners.

(aaa) **"Subscription Price"** means the value of the Contribution by a Partner to the Partnership, which will be the amount determined by the General Partner as the fair market value thereof, divided by that number of Units for which such person has subscribed or has agreed to receive in payment for such Contribution. For purposes of Class A Units, Class B Units and Class C Units the Subscription Price will be respectively the Class A Subscription Amount, the Class B Subscription Amount and the Class C Subscription Amount.

(bbb) **"Taxable Income"** or **"Tax Loss"**, in respect of any Fiscal Year, means, respectively, the amount of income or loss of the Partnership for such period as determined by the General Partner in accordance with the provisions of the ITA (including the amount of the taxable capital gain or allowable capital loss from the disposition of each capital property of the Partnership as determined by the General Partner in accordance with the provisions of the ITA).

(ccc) **"Termination Date"** means the same date that NWC Fund terminates.

(ddd) **"Tora Amalco"** means Tora Western Canada Limited, a corporation amalgamated under the federal laws of Canada.

(eee) **"Tora Amalco Acquisition Assets"** means the assets to be acquired pursuant to the Tora Amalco Acquisition Agreement.

(fff) **"Tora Amalco Acquisition Agreement"** means the acquisition agreement to be entered into between Tora Amalco and the Partnership pursuant to which the Partnership will acquire the Tora Amalco Acquisition Assets.

(ggg) **"Tora Amalco Contribution"** means the Contribution to be made by Tora Amalco on the Acquisition Closing, namely the Tora Amalco Acquisition Assets.

(hhh) **"Tora Amalco Services Agreement"** means the services agreement to be entered into between Tora Amalco and the Partnership pursuant to which Tora Amalco will provide the services of its employees to the Partnership.

(iii) **"Trust"** means The NWC Trust, a trust established under the laws of Manitoba.

(jjj) **"Units"** means the Class A Units, Class B Units and Class C Units, and if the context requires, the Units of only one of the three classes, issued in consideration of a Contribution as provided in herein, which interest entitles the holder thereof to all the rights and benefits hereunder.

(kkk) "**Unit Certificate**" has the meaning given to it in Section 8.1.

1.2 Gender and Number

Any reference in this Agreement to gender includes all genders and words importing the singular number only will include the plural and *vice versa.*

1.3 Headings etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed to in Canadian currency.

1.5 Certain Phrases, etc.

In this Agreement (i) (y) the words "**including**" and "**includes**" mean "**including (or includes) without limitation**", and (z) the phrase "**the aggregate of**", "**the total of**", "**the sum of**", or a phrase of similar meaning means "**the aggregate (or total or sum), without duplication, of**", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "**from**" means "**from and including**" and the words "**to**" and "**until**" each mean "**to but excluding**".

1.6 Accounting Terms

All accounting terms not specifically defined in this Agreement will be construed in accordance with GAAP.

1.7 Statutory References

Except as otherwise expressly provided in this Agreement, any references to a statute or regulation will be construed as a reference to such statute or regulation as it may be amended, re-enacted or superseded from time to time.

1.8 Day not a Business Day

If anything is required to be done or any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, then, unless otherwise specified, such action will be valid if taken on or by the next succeeding Business Day.

1.9 Calculation of Time

In this Agreement, unless otherwise specified, a period of days will be deemed to begin on the first day after the event that began the period and to end at midnight (Winnipeg time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period will terminate at midnight (Winnipeg time) on the next succeeding Business Day.

1.10 Withholding Rights

The Partnership will be entitled to deduct and withhold from any consideration otherwise payable to Partners under this Agreement any amounts as the Partnership is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law, in each case as amended or superseded, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Partner exceeds the cash portion of the consideration otherwise payable to the Partner, the Partnership is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and the Partnership will notify the Partner and remit to the Partner any unapplied balance of the net proceeds of such sale.

1.11 Schedules

The schedules attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
RELATIONSHIP AMONG PARTNERS

2.1 Formation of Partnership

The General Partner and the Initial Limited Partner agreed to and formed the Partnership pursuant to the laws of the Province of Manitoba on February 15, 2006. The parties have agreed to amend and restate the terms of the Original Partnership Agreement on the terms and conditions set out in this Agreement. The Partnership will be effective as a limited partnership from February 15, 2006, the date on which the General Partner caused the filing of the Declaration under the Partnership Act and the BNRA. The General Partner will file, if, as and when required by the Partnership Act, the BNRA or this Agreement, any Declaration of changes or new declarations, and may file a declaration of change at any time for any proper purpose as the General Partner may determine, and will take all necessary action on the basis of information available to it in order to maintain the status of the Partnership as a limited partnership.

2.2 Name of Partnership

Subject to the provisions of the Partnership Act and any other applicable legislation, the name of the Partnership will be "**The North West Company LP**", or such other name as the General Partner may from time to time determine.

2.3 Business of the Partnership

(a) The business of the Partnership is the Business. The Partnership may carry on any other business as the General Partner may from time to time determine.

(b) The Partnership will be permitted to carry on business in any jurisdiction in which, in the opinion of counsel to the Partnership, the laws of that jurisdiction permit the liability of the Limited

Partners to be limited upon compliance with such laws substantially to the same extent that such Limited Partners enjoy limited liability under the laws of the Province of Manitoba, provided that the General Partner has taken all steps that may be required by the laws of that jurisdiction for the Limited Partners to benefit from such limited liability.

(c) The Partnership must carry on business, in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the General Partner will register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

2.4 No Limitation

The purposes of the Partnership set forth in Section 2.3 and the powers vested in the General Partner pursuant to Sections 5.1 and 5.2 will be construed as both purposes and powers of the Partnership. The Partnership will have the power to do any and every act and thing necessary, convenient or incidental to the accomplishment of the purposes of the Partnership and the enumeration in Sections 5.1 and 5.2 of any means by which the purposes of the Partnership may be accomplished will not limit or be construed so as to limit the powers which may be exercised by the Partnership.

2.5 Office

The registered office of the Partnership will be 77 Main Street, Winnipeg, Manitoba, R3C 2R1 or at such other office in the Province of Manitoba as the General Partner may designate from time to time. The General Partner will notify each Limited Partner of any change in the registered office of the Partnership within 20 Business Days of such change.

2.6 Fiscal Year

The fiscal year (the "**Fiscal Year**") of the Partnership for tax and financial reporting purposes will end on December 31 in each calendar year or such other date as the General Partner may determine from time to time, provided that the General Partner has obtained any necessary consents from applicable taxation authorities.

2.7 Term

The Partnership will exist until it is dissolved in accordance with this Agreement, the Partnership Act and the BNRA.

2.8 Private Issuer Restrictions

Notwithstanding any other provisions in this Agreement, (i) unless otherwise determined by the General Partner, the number of Partners will be limited to no more than 50, (ii) the right to transfer Units is restricted as herein provided, and (iii) any invitation to the public to subscribe for Units is prohibited.

2.9 Limitation on Authority of Limited Partners

(a) No Limited Partner will, except in its capacity as an officer, director, agent or employee of the General Partner or an affiliate thereof (and then only in connection with Sections 2.9(a)(i) through (v):

(i) take an active role in the business of the Partnership or take part in the administration, operation, management or control of the business of the Partnership;

(ii) transact any business on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership;

(iii) other than by voting on a resolution of the Partners, execute any document that binds or purports to bind the Partnership or any other Partner as such;

(iv) hold itself out as having the power or authority to bind the Partnership or any other Partner as such;

(v) have any authority to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(vi) bring any action for partition or sale or otherwise in connection with the Partnership, or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership;

(vii) compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement; or

(viii) take any action that will jeopardize or eliminate the status of the Partnership as a limited partnership.

2.10 Unlimited Liability of General Partner

The General Partner will have unlimited liability to third parties for the debts, liabilities and obligations of the Partnership.

2.11 Limited Liability of Limited Partners

Subject to the provisions of the Partnership Act and of such similar legislation in Canada as is applicable to the Partnership, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership will be limited to the amount of capital contributed by or agreed to be contributed by such Limited Partner to the Partnership.

2.12 Indemnity of Limited Partners

The General Partner will operate the Partnership to ensure to the greatest extent possible the limited liability of the Limited Partners and will indemnify and hold harmless each Limited Partner (including former Limited Partners) from any costs, damages, liabilities or expenses suffered or incurred by such Limited Partner as a result of the liability of such Limited Partner not being limited in the manner provided in Section 2.11 unless the liability of such Limited Partner is not so limited as a result of or arising out of any act of such Limited Partner.

2.13 Indemnity of Partnership

The General Partner will indemnify and hold harmless the Partnership from any costs, damages, liabilities, expenses or losses (including legal expenses incurred by the Partnership to defend any action, suit or proceeding based in whole or in part upon allegations indicating that the General Partner has been in contravention of Section 5.5 if the defence thereof is substantially unsuccessful with respect to such allegations) suffered or incurred by the Partnership that results from or arises out of any act, omission or error in judgment that is a contravention of Section 5.5 by virtue of the General Partner's failure to maintain or exercise the standard and degree of care, diligence and skill therein required.

2.14 Indemnity of General Partner

(a) To the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, the General Partner, any former General Partner, any Person who is or was an affiliate of the General Partner or any former General Partner, any Person who is or was an officer, director, employee, partner or agent of the General Partner or any former General Partner or any of their affiliates, or any Person who is or was serving at the request of the General Partner or any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person (collectively, an "**Indemnitee**") will be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, legal fees and expenses on a full indemnity basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

(i) the General Partner, a former General Partner or any of their affiliates; or

(ii) an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii) a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person,

provided, that

(iv) in each case the Indemnitee acted honestly and in good faith with a view to the best interests of the Partnership;

(v) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful; and

(vi) no indemnification pursuant to this Section 2.14 will be available to an Indemnitee where the Indemnitee has been adjudged by a final decision of a court of competent jurisdiction in Manitoba that is no longer appealable to have been negligent in the performance of its obligations under this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnitee acted in a manner contrary to that specified above.

Any indemnification pursuant to this Section 2.14 will be made only out of the assets of the Partnership.

(b) To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by the Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay that amount if it is determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 2.14.

(c) The indemnification provided by this Section 2.14 will be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any resolution of the Partners, as a matter of law or otherwise, as to actions in the Indemnitee's capacity as:

(i) the General Partner, a former General Partner or any of their affiliates;

(ii) an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii) a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person,

and will continue as to an Indemnitee who has ceased to serve in that capacity.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of those Persons as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

(e) The General Partner will hold the benefit of this indemnity in trust and as agent for the Indemnitees.

2.15 Limitations on Liability of the Trust

Each of the parties hereto acknowledges that the obligations of the Trust under this Agreement will not be personally binding upon any of the trustees of the Trust, any registered or beneficial holder of units of the Trust or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Trust will be limited to, and satisfied only out of, the assets of the Trust. Any obligation of the Trust set out in this Agreement will, to the extent necessary to give effect to such obligation, be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the Trust in their capacity as trustees of the Trust only.

2.16 Compliance with Laws

Each Limited Partner will, on the request of the General Partner from time to time, immediately execute any documents or instruments considered by the General Partner to be necessary to

comply with any applicable law or regulation of the Province of Manitoba or any other jurisdiction in which the Partnership carries on business, for the continuation, operation and good standing of the Partnership.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1 Initial Contributions

(a) The General Partner will contribute $10 in cash as its initial Contribution to the Partnership in exchange for 1 Class A Unit at the Class A Subscription Amount. The General Partner may make further Contributions to the Partnership from time to time and the capital account of the General Partner will be adjusted accordingly following such Contributions.

(b) The Initial Limited Partner will contribute $10 to the Partnership as its initial Contribution to the Partnership in exchange for 1 Class A Unit at a price per Class A Unit equal to the Class A Subscription Amount. The Initial Limited Partner may make further Contributions to the Partnership from time to time and the capital account of the Initial Limited Partner will be adjusted accordingly following such Contributions.

3.2 Additional Limited Partners and Further Units

(a) The General Partner may admit, at one or more times and from time to time, additional Limited Partners provided that such Limited Partners execute and deliver to the General Partner a contribution agreement with the Partnership or other subscription documents approved and accepted by the General Partner, together with any documents deemed necessary by the General Partner to comply with applicable laws.

(b) A subscriber for or purchaser of Units will become a Limited Partner upon the completion of the conveyance, transfer or payment of its Contribution to the Partnership as provided in its contribution agreement with the Partnership or other subscription documents, which in the case of each of NWC and Tora Amalco will be their respective Acquisition Agreements, and the acceptance thereof by the General Partner. In the case of each of NWC and Tora Amalco, it will become a Limited Partner upon the Acquisition Closing.

(c) The General Partner will have the discretionary right to accept or reject any subscription or request for Units and to restrict the number of Units to be issued to any subscriber or other prospective Limited Partner.

(d) The Partnership, at the determination of the General Partner, may admit additional Limited Partners and create and issue additional classes of Units.

3.3 Contributions

Each Limited Partner will contribute to the Partnership the Contribution set forth in the subscription documents or contribution agreement approved by the General Partner and executed by that Limited Partner, representing the applicable Subscription Price for each Unit purchased. Payment of the entire Contribution will be made as provided therein. In the case of each of NWC and Tora Amalco, each will contribute the NWC Contribution and Tora Amalco Contribution, respectively, at the Acquisition Closing. The General Partner will make all filings that are necessary or desirable under the Partnership Act and the BNRA to reflect each Contribution made by the Limited Partners.

3.4 Acquisition Agreements

The General Partner is authorized to enter into each of the Acquisition Agreements on behalf of the Partnership and take whatever actions as may be necessary on behalf of the Partnership to complete the acquisition of the Acquisition Assets by the Partnership as provided in the Acquisition Agreements.

3.5 Adjustments

The number of Units issued from time to time in respect of each Contribution will be determined by the General Partner having regard to the fair market value of the property and assets so contributed pursuant to such Contribution, the fair market value of the Partnership Properties and other financial factors relating to such property and assets, the Partnership Properties and the Partnership. If at any time the amount of such Contribution is determined to be different from that determined pursuant to the relevant contribution agreement (including each of the Acquisition Agreements) or other subscription documents in respect of such Contribution by reason of:

(a) the decision of a Court or tribunal of competent jurisdiction following the expiry of all applicable appeal periods;

(b) an agreement with Canada Revenue Agency or one of its provincial counterparts by the General Partner and the Limited Partner in question; or

(c) an agreement among the Partners;

then the number of Units issued to the relevant Limited Partner shall be increased or reduced accordingly, the Sharing Ratio of that Limited Partner shall be increased or reduced accordingly and the allocations and distributions contemplated by Article 4 will be adjusted, all as of the effective date of the issuance of such Units.

3.6 Capital Accounts

A separate capital account will be maintained in the records of the Partnership for each class of Units held by each Partner, which account will be credited with the value of the Partner's Contribution to the Partnership and the Partner's share of Partnership Income and gains allocable to such Partner in accordance with this Agreement. Such account will be debited with the Limited Partner's share of Partnership Losses and distributions.

3.7 No Responsibility For Losses and Sharing in Other Income

No Limited Partner will be responsible for any of the Net Losses or Taxable Losses of any other Limited Partner nor share in the Net Income or Taxable Income or allocation of tax-deductible expenses attributable to the Unit of any other Limited Partner except as provided herein.

ARTICLE 4
ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocations of Net Income and Net Loss

The Net Income or Net Loss, if any, for a particular Fiscal Year, will be allocated to the Partners as follows:

(a) to the extent there is a Net Loss for any Fiscal Year, then one-twelfth of such Net Loss will be allocated to the Partners of record on the last day of each month ending in that Fiscal Year as follows:

(i) first to the Class A Units pro rata up to the amount of the capital account on the last day of such month for each Partner holding Class A Units, then

(ii) second to the Class B Units pro rata up to the amount of the capital account on the last day of such month for each Partner holding Class B Units, then

(iii) third to the Class C Units pro rata up to the amount of the capital account on the last day of such month for each Partner holding Class C Units, then

(iv) to the General Partner;

(b) to the extent there is Net Income in a Fiscal Year, then one-twelfth of such Net Income will be allocated to the Partners of record on the last day of each month ending in that Fiscal Year as follows:

(i) first to the Class C Units up to the amount of the Annual Class C Preferred Return, pro rata to the aggregate number of Class C Units held by a Partner on the last day of such month, then

(ii) second, if the Net Income of the Partnership for a Fiscal Year (in this Section 4.1(b)(ii), the "**Current Year**") is greater than the aggregate distributions declared and paid by the Partnership pursuant to Section 4.3(a) in respect of the Current Year (such difference, in this Section 4.1(b)(ii), the "**Current Year Excess**") and in any Fiscal Year prior to the Current Year (each, in this Section 4.1(b)(ii), a "**Prior Year**") the amount of distributions declared and paid in respect of such Prior Year pursuant to Section 4.3(a) was greater than the Net Income of the Partnership allocated pursuant to Section 4.1(b)(i) in respect of such Prior Year (each such difference in respect of a Prior Year, in this Section 4.1(b)(ii), a "**Prior Year Class C Shortfall**"), then to the Class C Units, pro rata to the aggregate number of Class C Units held by any Partner on the last day of such month, in an aggregate amount equal to the lesser of:

(A) the Prior Year Class C Shortfall pertaining to each Prior Year, less all amounts allocated in respect of each such Prior Year pursuant to this Section 4.1(b)(ii); and

(B) the Current Year Excess, then

(iii) third to the Class B Units up to the amount of the Annual Class B Preferred Return, pro rata to the aggregate number of Class B Units held by a Partner on the last day of such month, then

(iv) to the Class A Units pro rata to the aggregate number of Class A Units held by a Partner on the last day of such month.

4.2 Allocations of Taxable Income and Taxable Loss

The Taxable Income and Taxable Loss, if any, for a particular Fiscal Year will be allocated to the Partners in the same proportions and as at the same times as the Net Income or Net Loss, as the case may be, for such Fiscal Year.

4.3 Distributions – Each Distribution Period

In respect of each Distribution Period, commencing from and after the Acquisition Closing, on or before each Distribution Record Date, the General Partner will declare payable distributions from the Partnership as follows:

(a) first to the Class C Units, the amount of the Class C Preferred Return, then

(b) second to the Class B Units, the amount of the Class B Preferred Return, then

(c) to the Class A Units, the Net Income of the Partnership for such Distribution Period minus the distributions declared in respect of such Distribution Period pursuant to Sections 4.3(a) and 4.3(b), pro rata in accordance with the respective aggregate number of Class A Units held by a Partner.

Any distributions that have been declared to be payable pursuant to this Section 4.3 in respect of a Distribution Period will be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

4.4 Distributions – Annual Reconciliation

In respect of each Fiscal Year, on or before December 31 of such Fiscal Year, the General Partner will declare payable distributions from the Partnership as follows:

(a) first to the Class B Units, the amount of the Annual Class B Preferred Return minus all distributions declared payable to the Class B Units in respect of each Distribution Period in such Fiscal Year pursuant to Section 4.3(b), then

(b) subject to Section 4.5, to the Class A Units, the positive amount, if any, equal to the Net Income of the Partnership for such Fiscal Year minus (i) all distributions declared payable to the Class C Units in respect of each Distribution Period in such Fiscal Year pursuant to Section 4.3(a), minus (ii) all distributions declared payable to the Class B Units in respect of each Distribution Period in such Fiscal Year pursuant to Section 4.3(b), minus (iii) the amount determined pursuant to Section 4.4(a), and minus (iv) all distributions declared payable to the Class A Units in respect of each Distribution Period in such Fiscal Year pursuant to Section 4.3(c).

4.5 Distributions – Prior Class B Shortfalls

If the Net Income of the Partnership for a Fiscal Year (in this Section 4.5, the "**Current Year**") is greater than an amount equal to the Class B Preferred Rate multiplied by the total aggregate Class B Subscription Amount (such difference, in this Section 4.5, the "**Current Year Excess**") and in any Fiscal Year prior to the Current Year (each, in this Section 4.5, a "**Prior Year**") the amount of distributions declared and paid to the Class B Units in respect of such Prior Year was less than an amount equal to the Class B Preferred Rate multiplied by the total aggregate Class B Subscription Amount (each such difference in respect of a Prior Year, in this Section 4.5, a "**Prior Year Class B Shortfall**") then the

General Partner shall, on or before December 31 of the Current Year, declare payable a distribution from the Partnership to the Class B Units in an aggregate amount equal to the lesser of:

(i) the Prior Year Class B Shortfall pertaining to each Prior Year, less all amounts declared in respect of each such Prior Year pursuant to this Section 4.5; and

(ii) the Current Year Excess.

4.6 Payment of Distributions

Any distributions that have been declared to be payable pursuant to Sections 4.4 and 4.4(b) during a Fiscal Year will be paid in cash not later than January 31 of the following Fiscal Year.

ARTICLE 5
MANAGEMENT OF THE PARTNERSHIP

5.1 General Authority and Obligations of General Partner

(a) Subject to Section 5.5, the General Partner (i) has unlimited liability for the debts, liabilities and obligations of the Partnership, (ii) except as herein expressly provided, is authorized and obliged to manage, control, administer and operate the business and affairs of the Partnership and to make all decisions regarding the business of the Partnership including the Business and to represent the Partnership, and (iii) has the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the objects, purposes and business of the Partnership including the Business for and on behalf of the Partnership. In so doing, the General Partner has all of the rights and powers of a general partner as provided in the Partnership Act and as otherwise provided by law and any action taken by the General Partner will constitute the act of and will serve to bind the Partnership. The power of the General Partner to represent the Partnership in dealings with third parties is unrestricted insofar as third parties are concerned and no person dealing with the Partnership will be required to inquire into the authority of the General Partner to take any act or proceeding, to make any decision or to execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

(b) Notwithstanding anything to the contrary herein contained, all material transactions or agreements entered into by the Partnership, other than those agreements entered into in connection with the formation of the Partnership must be approved by the General Partner.

(c) The authority and power vested in the General Partner to manage the business and affairs of the Partnership will include all authority necessary or incidental to make all decisions regarding the Partnership, to bind the Partnership in respect of any such decision, to carry out the objects, purposes and Business of the Partnership including, without limitation, the ability to engage agents to assist the General Partner in carrying out, and the ability to delegate all of, its management obligations and administrative functions.

5.2 General Powers of the General Partner

(a) Subject to, and without limiting the generality of, Section 5.5, the General Partner has full power and exclusive authority for and on behalf of and in the name of the Partnership:

(i) to enter into and to perform any agreement in connection with the establishment, operation, conduct or expansion of the business of the Partnership;

(ii) to manage, control and develop all of the activities of the Partnership and take all measures necessary or appropriate for the business of the Partnership or ancillary thereto;

(iii) to maintain records and provide reports to the Partners;

(iv) to acquire property, both real and personal, of any description;

(v) to incur, assume or become liable under or in respect of any Financing from time to time, and without limit as to the amount, cost or terms of payment thereof (including payments which may be calculated by reference to cash flow, income, revenue or like amounts) upon the credit of the Partnership and to incur and to assume and covenant to pay indebtedness, liabilities and obligations of all kinds, to guarantee obligations of, co-covenant with and join in the covenants of, others, whether in respect of the indebtedness, liabilities or obligations of the Partnership or of others, and to raise or secure the repayment thereof, in such manner, upon such terms and conditions, and in all respects as the General Partner thinks fit, and in particular may, without limiting the generality of the foregoing (a) draw, make, accept, endorse, execute, negotiate, issue and deliver bills of exchange, promissory notes, cheques, drafts, orders for payment or delivery of money, receipts, directions, evidences of indebtedness, other negotiable and non-negotiable instruments and bonds, debentures, debenture stock and other debt obligations either outright or as security for any indebtedness, liabilities or obligations of the Partnership or of any other Person, (b) grant, create, incur or assume any security interest, mortgage, pledge, lien, charge, whether by way of specific or floating charge, or give other security on the undertaking and on the whole or any part of the property and assets of the Partnership (both present and future) and (c) execute and deliver all agreements, instruments, deeds and other documents relative to the foregoing;

(vi) to provide guarantees, indemnities and other forms of assurance to third parties in respect of the indebtedness, liabilities or obligations of the Partnership or of any other Person;

(vii) to employ all Persons necessary for the conduct of the business of the Partnership;

(viii) to retain such legal counsel, experts, advisors or consultants as the General Partner considers appropriate, including any of same as the General Partner may, in its discretion, determine to engage on behalf of Limited Partners in the representation of Limited Partners, and to rely upon the advice of such Persons;

(ix) to open and operate any bank account;

(x) to establish places of business of the Partnership;

(xi) to pay all costs and expenses of the Partnership;

(xii) to commence or defend any action or proceeding in connection with the Partnership;

(xiii) to collect, sue for and receive all sums of money or other property or items that are believed due to the Partnership;

(xiv) to file returns required by any governmental or like authority;

(xv) to invest funds of the Partnership not immediately required for the business of the Partnership in accordance with the policies of the Partnership established from time to time;

(xvi) to make or cause to be made any election, designation or determination that may be made under the ITA or any other fiscal legislation of Canada or any province;

(xvii) to sell, assign, exchange or otherwise dispose of the property, assets and undertaking of the Partnership as an entirety or substantially as an entirety or any part thereof or interest therein;

(xviii) to lease or license all or any part of the property, assets or undertaking of the Partnership at such time, in such manner and on such terms as the General Partner considers appropriate;

(xix) to enter into any agreement for the management or operation of the business, property and assets of the Partnership or any part thereof;

(xx) to acquire and maintain or cause to be acquired and maintained such insurance coverage as the General Partner may deem necessary or advisable for protection of the Partnership against claims, liabilities and losses arising from the conduct of its business or the ownership or leasing of its property and assets and to administer all claims or proceedings covered by insurance maintained by the Partnership;

(xxi) to employ, supervise, manage and terminate, or cause to be employed, supervised, managed and terminated, employees in the conduct of the business, affairs and undertaking of the Partnership and to incur and pay or cause to be paid all remuneration and other costs and expenses of the Partnership in connection with their employment;

(xxii) to enter into hedge contracts or similar arrangements to permit the Partnership to mitigate or eliminate the Partnership's exposure to interest rate, foreign exchange or other risks associated with the business of the Partnership;

(xxiii) to execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any and all agreements, instruments, deeds and other documents to effect any and all of the foregoing;

(xxiv) to make distributions to the Partners;

(xxv) to enter into the Services Agreements (it being acknowledged and agreed, for greater certainty, that each of NWC and Tora Amalco shall also have the power and authority to enter into the Services Agreements); and

(xxvi) to do anything that is provided for in this Agreement or that is in furtherance of or is incidental to or is necessary or desirable in respect of the business of the Partnership, including, without limitation, to do all such acts and things and execute all such agreements and other instruments as are necessary to give effect to the Acquisition Agreements whether or not herein specifically mentioned.

(b) The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder; provided, however, that no such contract will relieve the General Partner of any of its obligations hereunder.

5.3 Borrowings

The General Partner (and its affiliates or associates) or any Limited Partner (and its affiliates or associates) may advance or loan to the Partnership funds which may be necessary for the payment of operating expenses of the Partnership or for any other purpose.

5.4 Title to Property

Title to the assets of the Partnership, whether real, personal or mixed and whether tangible or intangible, will be deemed to be owned by the Partnership as an entity, and no Partner individually will have any ownership interest in the assets of the Partnership or any portion thereof. Title to any or all of the Partnership's assets will be held in the name of the General Partner for the benefit of the Partnership or in such other names as the General Partner may determine from time to time. The General Partner declares and warrants that any assets of the Partnership of which legal title is held in the name of the General Partner will be held by the General Partner as agent of the Partnership for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All of the assets of the Partnership will be recorded as the property of the Partnership on its books and records, irrespective of the name in which legal title to such assets is held.

5.5 Discharge of Duties of General Partner

The General Partner must exercise its powers and discharge its duties under this Agreement honestly and in good faith and in the best interests of the Partnership and in connection therewith must exercise the standard and degree of care, diligence and skill that a reasonably prudent Person experienced in the business of the Partnership would exercise in comparable circumstances.

5.6 Limitation of Liability

The General Partner is not personally liable for the return of any capital contribution made by a Limited Partner to the Partnership. Moreover, notwithstanding anything else contained in this Agreement, but subject to Section 5.5, neither the General Partner nor its officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for any action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by law unless the act or omission constituted negligence or wilful misconduct of the General Partner in performing its obligations under this Agreement.

5.7 Reimbursement of General Partner

The General Partner will be reimbursed by the Partnership for all expenses incurred by the General Partner in the performance of its duties hereunder (including, without limitation, all costs of administration, overhead and remuneration paid to officers and employees of the Partnership or General Partner).

5.8 Co-mingling of Funds

The funds and assets of the Partnership may be co-mingled with the funds or assets of the General Partner.

5.9 Insurance

The General Partner will, on behalf of the Partnership, purchase and maintain, or cause to be purchased and maintained, for the benefit of the Partnership and the operation of the business thereof, property, casualty and other insurance of such types and coverages as the General Partner determines to be appropriate in the circumstances.

5.10 Maintenance of Limited Liability

The General Partner must so far as possible, at all times, conduct the business and affairs of the Partnership in such a manner so that the liability of a Limited Partner will be limited to the amount of the capital contributed or agreed to be contributed in respect of the Units held by such Limited Partner.

5.11 Filing of Elections

The Partners hereby authorize the General Partner to execute and file on behalf of the Partnership any elections that are referred to in the ITA or other applicable tax legislation as are in its reasonable opinion appropriate in the circumstances.

5.12 Ostensible Authority of General Partner

No person dealing with the Partnership will be required to inquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for and on behalf of or in the name of the Partnership.

ARTICLE 6
ACCOUNTING AND REPORTING

6.1 Maintenance of Books and Records

The General Partner will:

(a) keep and maintain, or cause to be kept and maintained, adequate records and accounts of the business, operations and expenditures of the Partnership; and

(b) within 90 days following the end of each Fiscal Year of the Partnership the General Partner will forward or cause to be forwarded to each Partner, who was a Partner at any time during such Fiscal Year, all necessary income tax reporting information to enable the Partner to file its income tax returns with respect to the Partner's income or loss from the Partnership with respect to such Fiscal Year.

6.2 Access to Books and Records

A Limited Partner may, upon reasonable written notice to the General Partner, inspect copies of the books and records of the Partnership and of the General Partner at the Limited Partner's expense during normal business hours, but a Limited Partner may not have access to any information of the Partnership that the Partnership is required to hold confidential.

ARTICLE 7
DISSOLUTION AND TERMINATION

7.1 Events of Dissolution

The Partnership will be dissolved upon the earliest of:

(a) 60 days after the Termination Date;

(b) the date of a dissolution caused by operation of law; and

(c) the authorization of a dissolution by written determination of the General Partner.

The General Partner will provide notice to the Limited Partners upon it becoming aware of the occurrence of any of the foregoing.

7.2 Events Not Causing Dissolution

Except by operation of Section 7.1, the Partnership will not be dissolved or terminated by the amendment of this Agreement or by the resignation, removal, death, mental incompetence, bankruptcy, insolvency, dissolution, liquidation, winding up or receivership of, or the admission, resignation, retirement or withdrawal of any Partner.

7.3 Receiver

Upon the occurrence of any of the events set out in Section 7.1, the General Partner will serve as the receiver of the Partnership, provided that if the General Partner is unable or unwilling to act in such capacity, the Limited Partners will appoint some other appropriate person or party to act as the receiver of the Partnership.

7.4 Liquidation of Assets

The receiver will prepare or cause to be prepared a statement of financial position of the Partnership and a copy of which will be forwarded to each Person who was a Partner at the date of dissolution. The receiver will wind up the affairs of the Partners and all property of the Partnership will be liquidated in an orderly manner. The receiver will manage and operate the assets and undertaking of the Partnership and will have all powers and authority of the General Partner under this Agreement. The receiver will be paid its reasonable fees and disbursements incurred in carrying out its duties as such.

7.5 Distribution of Proceeds of Liquidation

The receiver will distribute the net proceeds from liquidation of the Partnership as follows:

(a) first, to pay the expenses of liquidation and the debts and liabilities of the Partnership to its creditors, or to make due provision for payment thereof;

(b) second, to provide for such reserves as the receiver considers reasonably necessary for any contingent or unforeseen liability or obligation of the Partnership, which will be paid to an escrow agent to be held for payment of liabilities or obligations of the Partnership;

(c) third, to pay to the General Partner, the amount of any costs and expenses that the General Partner is entitled to receive from the Partnership; and

(d) distribute the remaining assets and proceeds of sale, to the Partners in accordance with the provisions of Sections 1(c), 2(c) and 3(c) of Schedule A hereto.

7.6 Termination of Partnership

The Partnership will terminate when all of its assets have been sold and the net proceeds therefrom, after payment of or due provision for the payment of all debts, liabilities and obligations of the Partnership to creditors, have been distributed as provided in this Article 7.

ARTICLE 8
CERTIFICATES, ASSIGNMENTS AND TRANSFERS OF UNITS

8.1 Unit Certificates

The General Partner will issue to each Limited Partner that has duly conveyed or paid its Contribution as provided herein, a certificate of ownership representing that Limited Partner's Units to be issued to it. Each such certificate, if issued, referred to above is hereinafter referred to as a "Unit Certificate" and will be in such form, consistent with the foregoing, as is proscribed by the General Partner, indicating that the registered owner thereof is the owner of the number of Units represented by its Contribution and, if applicable, bearing any legend required pursuant to the terms of such Limited Partner's contribution agreement or subscription documents or applicable law.

8.2 Loss of Unit Certificates

In the event any Unit Certificate, if issued, is lost, mutilated or destroyed, the General Partner will issue a replacement Unit Certificate to the Limited Partner upon receipt of evidence satisfactory to the General Partner of such loss, mutilation or destruction and upon receiving such indemnification as it deems appropriate in the circumstances.

8.3 Transfer of Interest of General Partner

The interest of a General Partner as a general partner of the Partnership may be transferred without the approval of the Limited Partners to a Person controlling that General Partner, controlled by that General Partner or controlled by a Person controlling that General Partner, provided that the transferee assumes all of the obligations of that General Partner with respect to the Partnership.

8.4 Limitations on Transfer of Units by Limited Partners

A Limited Partner will not sell, assign, transfer, hypothecate, pledge, charge or otherwise encumber any of its legal or beneficial interest in any Units, take any action whatsoever that would create an interest of any nature or kind in any Units without the consent of the General Partner, in its sole and unfettered discretion.

8.5 Assignment of Units

A Unit may be assigned by a Limited Partner, subject to applicable laws, regulations and orders and to compliance with the terms and conditions of this Agreement, upon receipt of consent of the General Partner, if required, as provided herein. Subject to the foregoing, such assignment may be made

by a Limited Partner or its agent duly authorized in writing to any assignee, but such assignee will not be recorded as the holder of a Unit nor, if such assignee is not a Limited Partner, be entitled to become a Limited Partner unless such assignee:

(a) has surrendered to the General Partner the certificate representing the Units to be transferred, if any certificates have been issued;

(b) has delivered a Form of Transfer to the General Partner;

(c) has agreed in writing to be bound by the terms of this Agreement and to assume the obligations of a Limited Partner under this Agreement; and

(d) is not a Non-Resident.

and no such assignee will become a Limited Partner until a Change in a Limited Partnership (Form 5) has been filed and recorded pursuant to the Partnership Act. Where the assignee is entitled to become a Limited Partner pursuant to the provisions hereof (such assignee being sometimes referred to as a "substituted Limited Partner"), the General Partner will be authorized to admit the substituted Limited Partner to the Partnership as a Limited Partner and the Limited Partners hereby consent to the admission of, and will admit, the assignee to the Partnership as a Limited Partner, without further act of the Partners (other than the filing of a notice to amend the Declaration, which the General Partner will file as soon as practicable thereafter).

8.6 Assignor as Representative

If the assignor of a Unit is a firm or corporation, or purports to assign such Unit in any representative capacity, or if an assignment results from the death, mental incapacity or bankruptcy of a Limited Partner or is otherwise involuntary, the assignor or its legal representative will furnish to the General Partner such documents, certificates, assurances, court orders and other materials as the General Partner may reasonably require to cause such assignment to be effected.

8.7 No Assignment of Fractional Units

No assignment of a fraction of a Unit may be made or will be recognized.

8.8 No Joint Registration

A Unit may only be registered in the name of one Person unless the General Partner agrees otherwise.

8.9 Limitation on Release of Liability

No conveyance or disposition of any description made pursuant to the foregoing provisions of this Article will relieve the Limited Partner of any obligation which has accrued or was incurred prior to the effective date of such disposition.

ARTICLE 9
REPRESENTATIONS

9.1 Representations of the General Partner

The General Partner represents that it:

(a) is duly incorporated or formed under the federal laws of Canada;

(b) is not a Non-Resident; and

(c) has the capacity and corporate authority to act as General Partner and the performance of its obligations hereunder as General Partner does not and will not conflict with or breach its constating documents or any agreement by which it is bound.

9.2 Representations of the Limited Partners

Each Limited Partner represents that it:

(a) is not a Non-Resident;

(b) is not exempt from taxation under the ITA; and

(c) has the legal capacity to enter into this Agreement and execute and deliver its contribution agreement or other subscription documents delivered by it.

9.3 Survival

The representations contained in this Article will survive execution of this Agreement and each party is obligated to ensure the continuing accuracy of each representation made by it throughout the continuation of the Partnership.

ARTICLE 10
APPOINTMENT OF A REPLACEMENT GENERAL PARTNER

10.1 Resignation of the General Partner

The General Partner may resign upon 180 days written notice to the Limited Partners and such resignation will become effective upon the earlier of:

(a) 180 days after such written notice is given; and

(b) the admission, by the existing General Partner, of a new General Partner to the Partnership, which new General Partner will be an affiliate of NWC Fund or consented to by each of the Limited Partners.

10.2 Certain Actions of the General Partner

If the General Partner resigns as general partner of the Partnership:

(a) the General Partner will do all things and take all steps to effectively transfer the books, records and management of the Partnership and that part of the interest of the General Partner in the Partnership which has been delivered to the replacement General Partner; and

(b) the replacement General Partner will file all certificates and amendments to any certificate or other instruments necessary to record the addition of another General Partner or qualify or continue the Partnership as a limited partnership.

10.3 Release

Upon the resignation of the General Partner, the Partnership will release and hold harmless, and the Limited Partners will release, the General Partner from any and all costs, damages, liabilities or expenses incurred by the General Partner or the Partnership in connection with the Partnership business as a result of or arising out of events occurring after such resignation and caused by or deriving from any act of the General Partner, other than its wilful act or omission, or gross negligence, prior to the date of such resignation.

ARTICLE 11
AMENDMENT

11.1 Amendment

This Agreement may be amended in writing on the initiative of the General Partner, provided that no existing provisions will be amended or new provisions added that would adversely affect the Limited Partners, without the consent of each of the Limited Partners. Additionally, this Agreement will not be amended so as to provide for additional Contributions from any Limited Partner without the approval of such Limited Partner.

11.2 Amendment Without Consent

Notwithstanding Section 11.1, the General Partner may, without prior notice to or consent from any Limited Partner, amend any provisions of this Agreement from time to time:

(a) for the purpose of adding to the Agreement any further covenants, restrictions, deletions or provisions which in the opinion of counsel to the Partnership are for the protection of the Limited Partners; or

(b) to cure an ambiguity or to correct or supplement any provisions contained herein which in the opinion of counsel to the Partnership may be defective or inconsistent with any other provisions contained herein, provided the cure, correction or supplemental provision does not and will not adversely affect the interests of Limited Partners; or

(c) to make such other provisions in regard to matters or questions arising under this Agreement which in the opinion of counsel to the Partnership do not and will not adversely affect the interest of the Limited Partners; or

(d) to make such amendments or deletions to take into account the effect of the change in, amendment of or repeal of any applicable legislation, which amendments, in the opinion of counsel to the Partnership, do not and will not adversely affect the interests of the Limited Partners.

11.3 Notification of Amendment

The General Partner will notify the Limited Partners of full details of any amendment to this Agreement within 30 days of the effective date of such amendment.

11.4 Limitations

Notwithstanding the foregoing or any other provisions to the contrary contained in this Agreement, no amendment of this Agreement will be adopted if such amendment would change the Partnership to a general partnership or change the liability of General Partner or the Limited Partners or allow the Limited Partners to take part in the daily management of the Partnership.

ARTICLE 12
POWER OF ATTORNEY

12.1 Power of Attorney

Each Limited Partner hereby irrevocably constitutes and appoints the General Partner, or such other General Partner as from time to time has control over the management of the Partnership, with full power of substitution, as its true and lawful attorney and agent, with full power and authority in its name, place and stead to:

(a) execute, deliver, swear to, file and record in the appropriate public offices any and all of the following:

  (i) this Agreement, all certificates, amendments to certificates, and other instruments necessary to form, qualify or continue the qualification of the Partnership as a limited partnership in all jurisdictions in which it may conduct business or own interests;

  (ii) all instruments and certificates necessary or appropriate to give effect to or to reflect any amendment, change or modification to the Partnership in accordance with the terms of this Agreement;

  (iii) all conveyances and other instruments or documents necessary to reflect the dissolution and liquidation of the Partnership, including cancellation of any certificates;

  (iv) elections, filings, returns and reports in connection with the business of the Partnership permitted under the ITA and amendments thereto and any substitutions therefor, or otherwise in respect to taxes, including goods and services tax or commodity taxes; and

(b) execute and file with any governmental body or instrumentality thereof of the Government of Canada or a Province any documents necessary or appropriate to be filed in connection with the business of the Partnership or in connection with this Agreement.

The power of attorney granted is irrevocable for so long as the Limited Partner is a Limited Partner of the Partnership and is a power coupled with an interest and will survive the death or disability of the Limited Partners and will extend to the respective heirs, executors, administrators, personal representatives, successors and permitted assigns of each Limited Partner.

Each Limited Partner agrees and acknowledges that upon receipt and acceptance of its Contribution by the Partnership, it will become a Limited Partner of the Partnership and that as a Limited Partner, it will be bound by the provisions of this Agreement and by any representations and actions made or taken by the General Partner and any successor thereto, while acting in good faith pursuant to the power of attorney hereby granted and will make contributions of capital as required pursuant to this Agreement.

ARTICLE 13
NOTICE

13.1 Notice

(a) Any notice, direction or other communication given under this Agreement will be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(i) If to the Trust to:

77 Main Street
Winnipeg, Manitoba
R3C 2R1
Attention: The Trustees of The NWC Trust
Facsimile: (204) 934-1455

(ii) If to the General Partner to:

77 Main Street
Winnipeg, Manitoba
R3C 2R1
Attention: Chief Financial Officer
Facsimile: (204) 934-1455

(iii) If to the Limited Partners:

at the addresses set forth in the form of contribution agreement, subscription agreement or other notice signed by the Limited Partner, as the case may be.

(b) Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Winnipeg time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission provided the transmitter receives a confirmation of successful transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to such Party at its changed address.

ARTICLE 14
MISCELLANEOUS

14.1 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

14.2 Time of the Essence

Time will be of the essence of this Agreement.

14.3 Third Party Beneficiaries

The parties intend that, except as explicitly set forth herein, this Agreement will not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties and, except as explicitly set forth herein, no Person, other than a party will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

14.4 Further Assurances

The parties will perform and cause to be performed any further and other acts and things and execute and deliver or cause to be executed and delivered any further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

14.5 Limited Partner Not A General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner, other than the General Partner, any of the liabilities or obligations of a general partner, such provision will be of no force and effect but the remainder of this Agreement will continue in effect.

14.6 Waiver

(a) No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the party to be bound by the waiver.

(b) No failure on the part of a party to exercise, and no delay in exercising any right under this Agreement will operate as a waiver of such right; nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

14.7 Successors and Assigns

This Agreement will be binding upon and enure to the benefit of the parties and their respective successors, heirs, personal representatives and permitted assigns. Except otherwise provided in this Agreement, neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by any party without the prior written consent of the other parties unless (i) such assignment is permitted under and completed in accordance with this Agreement, and (ii) the assignee agrees to be bound by this Agreement.

14.8 Severability

If any provision of this Agreement is determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect.

14.9 Counterparts

This Agreement may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have entered into this Agreement as of the date first above written.

GENERAL PARTNER:

NWC GP INC.

Signed by: "Leo Charriere"

Per: ______________________________

Name: Leo Charriere
Title: EVP & CFO

LIMITED PARTNER:

THE NWC TRUST, by its attorney,
THE NORTH WEST COMPANY INC.

Signed by: "Leo Charriere"

Per: ______________________________

Name: Leo Charriere
Title: EVP & CFO

SCHEDULE A

To the Amended and Restated Limited Partnership Agreement dated April 28, 2006 with respect to The North West Company LP (the "**Partnership Agreement**")

ATTRIBUTES OF CLASS A UNITS, CLASS B UNITS AND CLASS C UNITS

Defined Terms

All capitalized terms used but not defined in this Schedule A will have the meanings given to them in the Partnership Agreement.

1. Class A Units

In addition to the rights, privileges, restrictions and conditions attaching to the Class A Units as set forth elsewhere in the Partnership Agreement and in this Schedule A, the Class A Units will have the following rights, privileges, restrictions and conditions as are set forth below:

(a) **Parity:** Other than as set forth in the Partnership Agreement and in this Schedule A, the rights of all holders of Class A Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of the Partnership in the event of any liquidation, dissolution or winding up of the Partnership, or other distribution of assets of the Partnership for the purpose of winding up its affairs.

(b) **Distributions to Holders of Class A Units**: The holders of the Class A Units will be entitled to receive from time to time distributions in respect of such Class A Units held thereby in such amount, character and nature as is in accordance with the provisions of Article 4 of the Partnership Agreement and such other provisions of the Partnership Agreement and this Schedule A as may be applicable. Holders of Class A Units will be entitled to receive non-cumulative distributions only if, as and when declared by the General Partner in accordance with the provisions of Article 4 of the Partnership Agreement.

(c) **Participation Upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Partnership or other distribution of assets of the partnership among its Partners for the purpose of winding up its affairs, the holders of the Class A Units will, subject to the rights of the holders of any other class of Units entitled to receive assets of the Partnership upon such a distribution in priority to, or concurrently with, the holders of the Class A Units, be entitled to participate in the distribution all in accordance with Articles 4 and 7 of the Partnership Agreement. Such distribution to which the holders of Class A Units are entitled will be made in equal amounts per Class A Unit on all the Class A Units at the time outstanding without preference or distinction.

2. Class B Units

In addition to the rights, privileges, restrictions and conditions attaching to the Class B Units as set forth elsewhere in the Partnership Agreement and in this Schedule A, the Class B Units will have the following rights, privileges, restrictions and conditions as are set forth below:

(a) **Parity:** The rights of all holders of Class B Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of

distributions, and the distribution of assets of the Partnership in the event of any liquidation, dissolution or winding up of the Partnership, or other distribution of assets of the Partnership for the purpose of winding up its affairs.

(b) **Distributions to Holders of Class B Units**: The holders of Class B Units as a class will be entitled to receive, in respect of each Distribution Period or Fiscal Year, as the case may be, in priority to holders of Class A Units (but subject to the priority distributions hereunder to the Class C Units), distributions from the Partnership in an amount equal to the Class B Preferred Return or the Annual Class B Preferred Return, as applicable, all in the manner set forth in Article 4 of the Partnership Agreement. All Class B Units outstanding from time to time represent an equal fractional undivided beneficial interest in and will be entitled to equal shares in the Class B Preferred Return or the Annual Class B Preferred Return, as applicable. All Class B Units will rank among themselves equally and rateably without discrimination, preference or priority.

(c) **Participation on Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Partnership, or other distribution of assets of the Partnership among its Partners for the purpose of winding up the affairs of the Partnership, each holder of Class B Units will be entitled to receive from the assets of the Partnership, for each Class B Unit held by such holder, the sum of:

(i) the Class B Subscription Amount for each Class B Unit, plus

(ii) for each Fiscal Year (or prorated part thereof, if such liquidation, dissolution or winding up does not occur at the end of a Fiscal Year), such holder's pro rata proportion of an amount equal to the Class B Preferred Rate multiplied by the total aggregate Class B Subscription Amount, to the extent that it has not been paid to such holder for each Class B Unit held by it in respect of such Fiscal Year (or prorated part thereof),

before any amount will be paid to any holder of Class A Units or partnership units of any other class ranking junior to the Class B Units. After payment as provided in this subsection 2(c) has been made to the holders of the Class B Units, such holders will, as such, have no further entitlement to participate in any further distributions upon any such liquidation, dissolution or winding up of the affairs of the Partnership except to the extent that such holders of Class B Units are also holders of Class A Units.

(d) **Right of Redemption at Option of the Holder:** Subject to the rights, privileges, restrictions and conditions of any class or series of Units ranking in preference to, or on a parity with, the Class B Units, each Partner holding Class B Units will be entitled to require the Partnership to redeem at any time, or from time to time, at the demand of such Partner all or any part of the Class B Units registered in the name of such Partner at the Class B Redemption Price (defined below), with respect to each Class B Unit so redeemed, as determined and payable in accordance with the terms and conditions hereinafter provided.

(e) **Exercise of Redemption Right:** To exercise the above-mentioned right to require redemption hereunder, a duly completed and properly executed notice requiring the Partnership to redeem the relevant Class B Units, in a form reasonably acceptable to the General Partner, will be sent by the relevant Partner to the Partnership at the head office of the Partnership, together with the certificates representing the Class B Units to be redeemed and written instructions as to the number of Class B Units to be redeemed. No form or manner of completion or execution of such notice and other documents will be sufficient unless the same is in all respects satisfactory to the General Partner and is accompanied by any further evidence that the General Partner may

reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon the tender by a Partner of Class B Units for redemption, such Partner will thereafter cease to have any rights with respect to the Class B Units tendered for redemption (other than to receive the Class B Redemption Price therefor) including the right to receive any distributions thereon which are declared payable to the holders of Class B Units of record on a date which is subsequent to the Redemption Date (defined below). Class B Units will be considered to be tendered for redemption on the date (the "**Redemption Date**") the Partnership has, to the satisfaction of the General Partner, received the notice, certificates representing the Class B Units to be redeemed, the written instructions as to the number of Class B Units to be redeemed and other required documents or evidence as aforesaid.

(f) **Payment of Class B Redemption Price:** The Class B Redemption Price payable in respect of the Class B Units tendered or called for redemption will be paid in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Partner holding the Class B Units to be redeemed.

Payments made by the Partnership of the Class B Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Partner holding Class B Units and/or any party having a security interest therein, unless such cheque is dishonored upon presentment. Upon such payment, the Partnership will be discharged from all liability to the relevant Partner in respect of the Class B Units so redeemed to the extent of the amount of such cheque.

(g) **Class B Redemption Price:** For the purposes hereof, the price per Class B Unit payable to the Partner holding Class B Units for each Class B Unit tendered for redemption by such Partner (the "**Class B Redemption Price**") will be equal to the sum of:

(i) the Class B Subscription Amount for each Class B Unit, plus

(ii) for each Fiscal Year (or prorated part thereof, if the Redemption Date does not occur at the end of a Fiscal Year), such Partner's pro rata proportion of an amount equal to the Class B Preferred Rate multiplied by the total aggregate Class B Subscription Amount, to the extent that it has not been paid to such Partner for each Class B Unit held by it in respect of such Fiscal Year (or prorated part thereof).

(h) **Cancellation of Certificates for all Redeemed Class B Units:** All certificates representing Class B Units that are redeemed hereunder will be cancelled and such Class B Units will no longer be outstanding.

3. Class C Units

In addition to the rights, privileges, restrictions and conditions attaching to the Class C Units as set forth elsewhere in the Partnership Agreement and in this Schedule A, the Class C Units will have the following rights, privileges, restrictions and conditions as are set forth below:

(a) **Parity:** The rights of all holders of Class C Units are equal in all respects, without discrimination, preference or priority among them, including with respect to matters such as payment of distributions, and the distribution of assets of the Partnership in the event of any liquidation,

dissolution or winding up of the Partnership, or other distribution of assets of the Partnership for the purpose of winding up its affairs.

(b) ***Distributions to Holders of Class C Units:*** The holders of Class C Units as a class will be entitled to receive, in respect of each Distribution Period or Fiscal Year, as the case may be, in priority to holders of Class A Units and Class B Units, distributions from the Partnership in an amount equal to the Class C Preferred Return or the Annual Class C Preferred Return, as applicable, all in the manner set forth in Article 4 of the Partnership Agreement. All Class C Units outstanding from time to time represent an equal fractional undivided beneficial interest in and will be entitled to equal shares in the Class C Preferred Return or the Annual Class C Preferred Return, as applicable. All Class C Units will rank among themselves equally and rateably without discrimination, preference or priority.

(c) **Participation on Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Partnership, or other distribution of assets of the Partnership among its Partners for the purpose of winding up the affairs of the Partnership, each holder of Class C Units will be entitled to receive from the assets of the Partnership, for each Class C Unit held by such holder, the sum of:

(i) the Class C Subscription Amount for each Class C Unit, plus

(ii) for each Fiscal Year (or prorated part thereof, if such liquidation, dissolution or winding up does not occur at the end of a Fiscal Year), such holder's pro rata proportion of an amount equal to the Class C Preferred Rate multiplied by the total aggregate Class C Subscription Amount, to the extent that it has not been paid to such holder for each Class C Unit held by it in respect of such Fiscal Year (or prorated part thereof),

before any amount will be paid to any holder of Class A Units or Class B Units or partnership units of any other class ranking junior to the Class C Units. After payment as provided in this subsection 3(c) has been made to the holders of the Class C Units, such holders will, as such, have no further entitlement to participate in any further distributions upon any such liquidation, dissolution or winding up of the affairs of the Partnership except to the extent that such holders of Class C Units are also holders of Class A Units or Class B Units.

(d) **Right of Redemption at Option of the Holder:** Subject to the rights, privileges, restrictions and conditions of any class or series of Units ranking in preference to, or on a parity with, the Class C Units, each Partner holding Class C Units will be entitled to require the Partnership to redeem at any time, or from time to time, at the demand of such Partner all or any part of the Class C Units registered in the name of such Partner at the Class C Redemption Price (defined below), with respect to each Class C Unit so redeemed, as determined and payable in accordance with the terms and conditions hereinafter provided.

(e) **Exercise of Redemption Right:** To exercise the above-mentioned right to require redemption hereunder, a duly completed and properly executed notice requiring the Partnership to redeem the relevant Class C Units, in a form reasonably acceptable to the General Partner, will be sent by the relevant Partner to the Partnership at the head office of the Partnership, together with the certificates representing the Class C Units to be redeemed and written instructions as to the number of Class C Units to be redeemed. No form or manner of completion or execution of such notice and other documents will be sufficient unless the same is in all respects satisfactory to the General Partner and is accompanied by any further evidence that the General Partner may

reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon the tender by a Partner of Class C Units for redemption, such Partner will thereafter cease to have any rights with respect to the Class C Units tendered for redemption (other than to receive the Class C Redemption Price therefor) including the right to receive any distributions thereon which are declared payable to the holders of Class C Units of record on a date which is subsequent to the Redemption Date (defined below). Class C Units will be considered to be tendered for redemption on the date (the "**Redemption Date**") the Partnership has, to the satisfaction of the General Partner, received the notice, certificates representing the Class C Units to be redeemed, the written instructions as to the number of Class C Units to be redeemed and other required documents or evidence as aforesaid.

(f) **Payment of Class C Redemption Price:** The Class C Redemption Price payable in respect of the Class C Units tendered or called for redemption will be paid in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of the United States, payable to or to the order of the Partner holding the Class C Units to be redeemed.

Payments made by the Partnership of the Class C Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Partner holding Class C Units and/or any party having a security interest therein, unless such cheque is dishonored upon presentment. Upon such payment, the Partnership will be discharged from all liability to the relevant Partner in respect of the Class C Units so redeemed to the extent of the amount of such cheque.

(g) **Class C Redemption Price:** For the purposes hereof, the price per Class C Unit payable to the Partner holding Class C Units for each Class C Unit tendered for redemption by such Partner (the "**Class C Redemption Price**") will be equal to the sum of:

(i) the Class C Subscription Amount for each Class C Unit, plus

(ii) for each Fiscal Year (or prorated part thereof, if the Redemption Date does not occur at the end of a Fiscal Year), such Partner's pro rata proportion of an amount equal to the Class C Preferred Rate multiplied by the total aggregate Class C Subscription Amount, to the extent that it has not been paid to such Partner for each Class C Unit held by it in respect of such Fiscal Year (or prorated part thereof).

(h) **Cancellation of Certificates for all Redeemed Class C Units:** All certificates representing Class C Units that are redeemed hereunder will be cancelled and such Class C Units will no longer be outstanding.

SCHEDULE B

To the Amended and Restated Limited Partnership Agreement dated April 28, 2006 with respect to The North West Company LP (the "**Partnership Agreement**")

THE NORTH WEST COMPANY LP
FORM OF TRANSFER

The undersigned, a Limited Partner of The North West Company LP (the "**Limited Partnership**") hereby transfers, assigns and sells to:

____________________	____________________
(Name of Transferee)	(Address)

__________________ Unit(s) in the Partnership recorded in the undersigned's name, constitutes the above-named transferee as a substitute Limited Partner for the said number of Unit(s) and agrees to execute and deliver to the general partner of the Limited Partnership (the "**General Partner**") any documents required to effect a valid transfer of the said Unit(s) or which are necessary or advisable, in the opinion of the General Partner, to preserve the status of the Limited Partnership as a limited partnership. The undersigned agrees that the power of attorney previously granted to the General Partner will continue to be effective for the purpose of executing and filing all certificates, amendments and other instruments necessary to give effect to this transfer.

DATED at ______________________, Province of ____________________, this ________ day of

___________________, ______.

____________________	____________________
(Witness to Signature)	(Signature of Limited Partner)
____________________	____________________
(Name of Witness Please Print)	(Name of Limited Partner - Please Print)
	____________________
	(Residence Address)
	____________________
	(City, Province, Postal Code)
	Res: ___________ Bus: __________
	(Telephone)
	Facsimile No.: ___________________

The transferee acknowledges that the assignment, transfer, hypothecation or pledge of Units of the Limited Partnership is restricted pursuant to the terms of the Amended and Restated Limited Partnership Agreement dated as of April 28, 2006, as amended, supplemented and restated from time to time, relating to the Partnership (the "**Partnership Agreement**").

The transferee hereby represents and warrants that the transferee:

(a) has the legal capacity and competence to enter into and be bound by this transfer and the Partnership Agreement and to take all actions required pursuant hereto or thereto;

(b) is not a non-resident of Canada within the meaning of the *Income Tax Act* (Canada); and

(c) unless approved by the General Partner, if the undersigned is a corporation, the majority of the voting shares of the undersigned are held by ________________, which, for the purpose of the Partnership Agreement is the "**Principal**" of the undersigned.

In consideration of and subject to the amendment of the certificate of limited partnership in respect of the Limited Partnership including the transferee as a Limited Partner with respect to the Unit(s) assigned, the transferee hereby agrees to be bound as a Limited Partner by the terms of the Partnership Agreement and agrees to assume the obligations of the transferor under the Partnership Agreement with respect to the Unit(s) assigned; and the undersigned hereby grants to the General Partner, its successors and assigns, in its capacity as general partner of the Limited Partnership, or any other general partner as from time to time has control over the management of the Limited Partnership, with full power of substitution, as its true and lawful attorney and agent, with full power and authority in its name, place and stead to:

(a) execute, deliver, swear to, file and record in the appropriate public offices any and all of the following:

(i) the Partnership Agreement, all certificates, amendments to certificates, and other instruments necessary to form, qualify or continue the qualification of Limited Partnership as a limited partnership in all jurisdictions in which it may conduct business or own interests;

(ii) all instruments and certificates necessary or appropriate to give effect to or to reflect any amendment, change or modification to the Limited Partnership in accordance with the terms of the Partnership Agreement;

(iii) all conveyances and other instruments or documents necessary to reflect the dissolution and liquidation of the Limited Partnership, including cancellation of any certificates;

(iv) elections, filings, returns and reports in connection with the business of the Limited Partnership permitted under the Income Tax Act (Canada), or otherwise in respect to taxes, including goods and services tax and commodity taxes; and

(b) execute and file with any governmental body or instrumentality thereof of the Government of Canada or a Province any documents necessary or appropriate to be filed in connection with the business of the Limited Partnership.

This power of attorney is irrevocable for so long as the undersigned is a Limited Partner of the Limited Partnership and is a power coupled with an interest and will survive the death or disability of the undersigned and will extend to the heirs, executors, administrators, personal representatives, successors and permitted assigns of the undersigned. The transferee agrees to be bound by any representation or action made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm any action of the General Partner taken in good faith under this power of attorney.

This document and all documents relating thereto, which by common accord have been or will be drafted in English, will be governed by and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein.

Terms not defined herein will have the same meanings in this transfer form as in the Partnership Agreement.

DATED at ______________________, Province of _____________________this ___ _______day of _________________________, ___________.

______________________________	______________________________
(Witness to Signature)	(Signature of Transferee)
______________________________	______________________________
(Name of Witness Please Print)	(Name of Transferee - Please Print)
	______________________________
	(Mailing Address of Transferee)
	______________________________
	(City, Province, Postal Code)
	Res: ___________ Bus: ___________
	(Telephone)
	Facsimile No.: ___________________

ACCEPTANCE

The transfer of the Units as reflected herein is approved by _______________________ on behalf of The North West Company LP as of the _______ day of ___________________, ___________.

____

Per: _____________________

THE NWC TRUST

DECLARATION OF TRUST

FEBRUARY 15, 2006

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

Page

THE NWC TRUST
DECLARATION OF TRUST

This Declaration of Trust dated February 15, 2006 among Ian Sutherland, Edward Kennedy and Leo Charriere (the "**Trustees**") and Michael Martin (the "**Initial Unitholder**"), and all Persons who after the date hereof become holders of Trust Units as herein provided.

RECITALS:

A. The Initial Unitholder desires to create a trust for the purposes set out in this Declaration of Trust;

B. The Initial Unitholder has paid to the Trustees the amount of $10.00 in lawful money of Canada for the purpose of settling the Trust;

C. The Trustees have agreed to act as trustees and administrators of the Trust in accordance with the provisions hereinafter set forth;

D. It is intended that the beneficiaries of the Trust will be the holders of Trust Units, each of which Trust Units will rank equally in all respects with every other Trust Unit; and

E. The parties hereto desire to set out the terms and conditions which will govern the settlement and the administration of the Trust;

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Declaration of Trust, the following terms have the following meanings:

(a) "**affiliate**" has the meaning given to that term in the *Securities Act* (Ontario).

(b) "**Business Day**" means any day on which commercial banks are open for business in Winnipeg, Manitoba other than a Saturday, a Sunday or a day observed as a holiday in Winnipeg, Manitoba.

(c) "**Cash Flow**" has the meaning given to it in Section 5.1(a).

(d) "**Class A LP Units**" means class A limited partnership units of NWC LP.

(e) "**Counsel**" means a law firm reasonably acceptable to the Trustees.

(f) "**Credit Documents**" mean such agreements, documents and instruments as may be approved by the Trustees from time to time in connection with the borrowing of money or other banking or credit arrangements of the Trust or any NWC Entity.

(g) "**Declaration of Trust**" means this declaration of trust, as further amended, restated, modified or supplemented from time to time.

(h) "**Distributable Cash Flow**" has the meaning given to it in Section 5.1(b).

(i) "**Distribution Payment Date**" means any date on which Distributable Cash Flow is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next following Business Day) or such other date as may be determined from time to time by the Trustees.

(j) "**Distribution Period**" means each month in each calendar year from and including the first day thereof and to and including the last day thereof.

(k) "**Distribution Record Date**" means in respect of a Distribution Period the last Business Day of the Distribution Period, or such other date as may be determined from time to time by the Trustees.

(l) "**Fund Declaration of Trust**" means the declaration of trust of NWC Fund dated as of January 31, 1997 among the trustees thereof and the settlor thereof, as the same may be amended, supplemented, or amended and restated from time to time.

(m) "**Fund Units**" means units of NWC Fund.

(n) "**GAAP**" means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

(o) "**Governmental Entity**" means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

(p) "**Initial Unitholder**" has the meaning set out on the first page hereof.

(q) "**ITA**" means the *Income Tax Act* (Canada).

(r) "**Limited Partnership Agreement**" means the limited partnership agreement to be entered into between the Trust, NWC GP Inc. and others pursuant to which NWC LP will be governed, as the same may be amended or amended and restated from time to time.

(s) "**Net Realized Capital Gains**" has the meaning given to it in Section 5.2(b).

(t) "**Note Indenture**" means any agreement designated as such by the Trustees that may be entered into between the Trust and a trustee pursuant to which Notes are issued.

(u) "**Notes**" means any unsecured subordinated notes of the Trust designated as such by the Trustees that may be issued by the Trust pursuant to the Note Indenture or otherwise.

(v) "**NWC**" means The North West Company Inc., a corporation incorporated under the federal laws of Canada.

(w) "**NWC Entities**" means the Trust, NWC LP and any of their respective affiliates and any other direct or indirect subsidiary of NWC Fund, including NWC and Tora Amalco.

(x) "**NWC Fund**" means The North West Company Fund, a trust established under the laws of the Province of Manitoba.

(y) "**NWC LP**" means The North West Company LP, a limited partnership formed under the laws of the Province of Manitoba.

(z) "**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2.

(aa) "**Partnership Distributions**" means distributions made by NWC LP to the Trust from time to time.

(bb) "**Permitted Investments**" means:

(i) loan advances to and debt obligations (including those evidenced by promissory notes) of NWC Fund and any of the NWC Entities, as the case may be;

(ii) debt obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(iii) interest bearing accounts, term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., by Moody's Investor Services, Inc. or by Dominion Bond Rating Services Limited;

(iv) commercial paper of a corporation or other person rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited or by Standard & Poor's, a division of The McGraw-Hill Company Inc., or their respective successors or assigns;

(v) money market mutual funds;

(vi) any combination thereof; and

(vii) such other investment as approved by the Trustees.

(cc) "**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(dd) "**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time will be the amount obtained by dividing the number of Trust Units that are owned by that Unitholder at that time by the total number of all Trust Units that are issued and outstanding at that time.

(ee) "**Redemption Date**" has the meaning given to it in Section 6.2(b).

(ff) "**Redemption Price**" has the meaning given to it in Section 6.3(a).

(gg) "**Resident Canadian**" means a person resident in Canada for purposes of the ITA.

(hh) "**Resolution**" means a resolution in writing executed by all Unitholders.

(ii) "**Settled Amount**" means the amount of $10.00 in lawful money of Canada paid by the Initial Unitholder to the Trustees for the purpose of settling the Trust.

(jj) "**Tora Amalco**" means Tora Western Canada Ltd., a corporation amalgamated under the federal laws of Canada.

(kk) "**Trust**" means The NWC Trust and refers to the trust relationship between the Trustees and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund.

(ll) "**Trust Certificate**" or "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustees, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof.

(mm) "**Trust Fund**", at any time, means such of the following monies, properties and assets that are at such time held by the Trustees on behalf of the Trust for the purposes of the Trust under this Declaration of Trust:

(i) the Settled Amount;

(ii) all funds realized from the issuance of Trust Units;

(iii) the Class A LP Units and any securities, whether debt or equity, of NWC LP, any other NWC Entity or any other Person acquired directly or directly by the Trust from time to time;

(iv) any Permitted Investments in which funds may from time to time be invested;

(v) any proceeds of disposition of any of the foregoing property; and

(vi) all proceeds, income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

(nn) "**Trust Income**" has the meaning given to it in Section 5.2(a).

(oo) "**Trust Liabilities**" has the meaning given to it in Section 2.6(a).

(pp) "**Trust Redemption Notes**" has the meaning given to it in Section 6.3(b).

(qq) "**Trust Units**" has the meaning given to it in Section 3.1(a).

(rr) "**Trustee**" means, at any time, a person who is, in accordance with the provisions hereof, a trustee of the Trust at such time, and "**Trustees**" means, at any time, all of the persons, each of whom is at that time a Trustee.

(ss) "**Unitholders**" means, at any time, the holders of one or more Trust Units and "**Unitholder**" means any one of them.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder will be deemed to be outstanding until it will be cancelled or delivered to the Trustees for cancellation, provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates will be counted for the purpose of determining the number of Trust Units outstanding.

1.3 References to Acts Performed by the Trust

Any reference in this Declaration of Trust to an act to be performed by the Trust or to an obligation of the Trust will be construed and applied for all purposes as if it referred to an act to be performed by the Trustees on behalf of the Trust or an obligation assumed by or imposed upon the Trustees in their capacity as trustees of the Trust, as the case may be.

1.4 Gender and Number

Any reference in this Declaration of Trust to gender includes all genders and words importing the singular number only will include the plural and *vice versa*.

1.5 Headings etc.

The provision of a Table of Contents, the division of this Declaration of Trust into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.6 Currency

All references in this Declaration of Trust to dollars, unless otherwise specifically indicated, are expressed to in Canadian currency.

1.7 Certain Phrases, etc.

In this Declaration of Trust (i) (y) the words "**including**" and "**includes**" mean "**including (or includes) without limitation**", and (z) the phrase "**the aggregate of**", "**the total of**", "**the sum of**", or a phrase of similar meaning means "**the aggregate (or total or sum), without duplication, of**", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "**from**" means "**from and including**" and the words "**to**" and "**until**" each mean "**to but excluding**".

1.8 Accounting Terms

All accounting terms not specifically defined in this Declaration of Trust will be construed in accordance with GAAP.

1.9 Statutory References

Except as otherwise expressly provided in this Declaration of Trust, any references to a statute or regulation will be construed as a reference to such statute or regulation as it may be amended, re-enacted or superseded from time to time.

1.10 Day not a Business Day

If anything is required to be done or any action is required to be taken pursuant to this Declaration of Trust on or by a specified date that is not a Business Day, then, unless otherwise specified, such action will be valid if taken on or by the next succeeding Business Day.

1.11 Calculation of Time

In this Declaration of Trust, unless otherwise specified, a period of days will be deemed to begin on the first day after the event that began the period and to end at midnight (Winnipeg time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period will terminate at midnight (Winnipeg time) on the next succeeding Business Day.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Initial Unitholder has paid the Settled Amount to the Trustees for the purpose of creating and settling the Trust and in consideration therefor the Initial Unitholder has been issued 1 Unit in the Trust. Receipt of the Settled Amount is hereby acknowledged by the Trustees.

2.2 Declaration of Trust

The Trustees hereby agree and declare themselves to act as trustees of the Trust and agree that they do and will hold the Trust Fund in trust for the use and benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust will be known and designated as "**The NWC Trust**" and, whenever lawful and convenient, the affairs of the Trust will be conducted and transacted under that name. If the Trustees determine that the use of the name "**The NWC Trust**" is not practicable, legal or convenient, they may use such other designation or they may adopt such other name for the Trust as they deem appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1. The Trust is not and is not intended to be, will not be deemed to be and will not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor will the Trustees or the Unitholders or any Person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees will not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholder to the Trustees will be solely that of beneficiaries of the Trust and their rights will be limited to those conferred upon them by this Declaration of Trust.

2.5 Legal Entitlements and Restrictions of the Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein.

(b) Subject to the terms and conditions of this Declaration of Trust, no Unitholder or Unitholders will be entitled to interfere or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust.

(c) The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustees and the Unitholders will have no interest therein and they will have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units will be personal property and will confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

(a) No Unitholder, in its capacity as such, will incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind, to any person in connection with: (i) the Trust Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities, activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustees or any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any actual or alleged act or omission of the Trustees or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other Person (except the Unitholder to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Trust (collectively, "**Trust Liabilities**").

(b) No Unitholder in its capacity as such will be liable to indemnify the Trustees or any other Person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.6, any Unitholder, in its capacity as such, may be determined by a judgement of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgement and any writ of execution or similar process in respect thereof will be enforceable only against, and will be satisfied only out of, the Trust Units held by such Unitholder.

(d) To the extent that, contrary to the provisions of this Section 2.6, any Unitholder is held personally liable as such to any other Person in respect of any Trust Liabilities, such Unitholder will be entitled to indemnity and reimbursement out of the Trust Fund to the full extent of such liability

and for all costs of any litigation or other proceedings in which such liability has been determined, including, without limitation, all fees and disbursements of counsel. The rights accruing to a Unitholder under this Section 2.6(d) do not exclude any other rights to which such Unitholder may be lawfully entitled, nor does anything herein contained restrict the right of the Trustees to indemnify or reimburse a Unitholder out of the Trust Fund in any appropriate situation not specially provided herein but, for greater certainty, the Trustees have no liability to reimburse Unitholders for taxes assessed against them by reason of or arising out of their ownership of Trust Units.

2.7 Head Office of Trust

The head office of the Trust will be located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1 or at such other place or places in Canada as the Trustees may designate from time to time.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust will be divided into interests of one class ("**Trust Units**") which will be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and the interest of each Unitholder will be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit will entitle the holder or holders thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of Distributable Cash Flow, Net Realized Capital Gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units will rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units which are authorized and may be issued hereunder is unlimited.

3.3 No Fractional Trust Units

Fractions of Trust Units will not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.7.

3.4 Issue of Trust Units

(a) Trust Units may be allotted and issued by the Trust at such times, to such Persons, for such consideration and on such terms and conditions as the Trustees may determine. The Trustees may authorize the Trust to pay a reasonable commission to any Person in consideration of such Person purchasing or agreeing to purchase, whether absolutely or conditionally, Trust Units from the Trust or from any other Person or procuring or agreeing to procure purchasers, whether absolute or conditional, for Trust Units.

(b) The Trustees may create and issue rights, warrants (including so-called "**special warrants**" which may be exercisable for no additional consideration), convertible securities (including Trust Units issuable upon the exchange of securities of other issuers) or options (including all types of incentive programs) to subscribe for Trust Units, which rights, warrants, convertible securities or options may be exercisable at such subscription price or prices and at such time or times and on such terms or conditions as the Trustees may determine. The rights, warrants, convertible securities or options so created may be issued for such consideration, or for no consideration, all as the Trustees may determine. A right, warrant, convertible security or option will not be a Trust Unit and the holder thereof will not be a Unitholder.

(c) Trust Units are only to be issued as fully paid in money, property or services, and are not to be subject to future calls or assessments, except that Trust Units to be issued under an offering may be issued for a consideration payable in instalments, and the Trust may take a security interest over such Trust Units or other property for unpaid instalments.

3.5 No Pre-Emptive Rights

No Person will be entitled, as a matter of right, to subscribe for or purchase any Trust Unit, unless otherwise expressly agreed to in writing by the Trust.

3.6 Re-Purchase of Initial Unit by Trust

Immediately after any issuance of Trust Units to NWC Fund, the Trust will purchase the initial Trust Unit from the Initial Unitholder, and the Initial Unitholder will sell the initial Trust Unit to the Trust, for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial Trust Unit will be cancelled and will no longer be outstanding for any of the purposes of this Declaration of Trust.

3.7 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to Unitholder pursuant to Section 5.7, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Such consolidation will not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated will not receive, and will not be entitled to receive, any proceeds of disposition in respect thereof.

ARTICLE 4
PURPOSE OF THE TRUST

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of NWC LP and all businesses and activities ancillary or incidental thereto and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities issued by, loans made to or debt obligations (including those evidenced by promissory notes) of any of the NWC Entities, or any other business entity or other Person in which an NWC Entity has or is concurrently acquiring an interest;

(c) acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts, through an acquisition of assets or an acquisition of shares or other form of ownership interest and borrowing funds or otherwise obtaining credit, including the granting guarantees, for that purpose;

(d) holding cash in interest bearing accounts with Canadian financial institutions or investing in Permitted Investments for the purposes of the Trust's activities, including making investments or paying the expenses of the Trust, paying amounts payable by the Trust in connection with the redemption of any Trust Units or other securities, and making distributions to Unitholders;

(e) disposing of all or any part of the Trust Fund;

(f) issuing Trust Units and rights, warrants, special warrants or other securities to purchase, to convert into or exchange into Trust Units;

(g) issuing debt securities, borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Fund as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any of the NWC Entities or the performance of any obligation of any of the NWC Entities, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Fund, including debt or equity securities issued by the NWC Entities as security for such guarantee;

(i) investing in securities of other issuers as may be approved by the Trustees;

(j) undertaking such other activities (including investing in securities and entering into agreements), or taking such other actions as are approved by the Trustees from time to time; and

(k) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto;

(l) engaging in activities ancillary or incidental to those activities set forth above.

4.2 Permitted Investments

Any funds within the Trust Fund that are not invested as provided in Section 4.1 may be used by the Trust to acquire Permitted Investments or as permitted by Section 9.2.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow

(a) The cash flow of the Trust for any Distribution Period (the "**Cash Flow**") will be equal to:

(i) the sum of all cash amounts received by the Trust in such Distribution Period, including all income, interest, distributions, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, as well as all amounts received by the Trust in any prior Distribution Period to the extent not previously distributed;

(ii) less, all costs and expenses of the Trust that, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or any prior Distribution Period if not accrued or deducted in determining the Cash Flow in such prior period;

(iii) less, all amounts payable in cash that relate to the redemption or repurchase of Trust Units that have become payable by the Trust in such Distribution Period; and

(iv) less, all amounts payable by the Trust in respect of its debt service obligations (principal and interest), if any;

provided that the proceeds of the issuance of Trust Units or other securities of the Trust and all related transactions in connection therewith will not be included in the calculations of Cash Flow in respect of any Distribution Period.

(b) The distributable cash flow for, or in respect of, a Distribution Period (the "**Distributable Cash Flow**") will be equal to the Cash Flow for such Distribution Period less any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Trust, that have been or are reasonably expected to be incurred in the activities and operations of the Trust (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the Cash Flow) and less such reserves or amounts as are, in the opinion of the Trustees, necessary or desirable.

5.2 Computation of Income and Net Realized Capital Gains

(a) The income of the Trust (the "**Trust Income**") for any taxation year of the Trust will be the income for such year computed in accordance with the provisions of the ITA, other than paragraph 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the "**taxable income**" of the Trust taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to holders of Trust Units and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses will be excluded from the computation of Trust Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust will be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds the sum of (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Trustees in respect of any net capital loss for a prior taxation year that the Trust is permitted by the ITA to deduct in computing the taxable income of the Trust for such year.

5.3 Distributions of Distributable Cash Flow

The Trustees will, in respect of each Distribution Period, on or before each Distribution Record Date, declare payable to the Unitholders of record at the close of business on each Distribution

Record Date, all or any part of the Distributable Cash Flow for the Distribution Period. Any such distribution will be payable to each Unitholder of record on such Distribution Record Date pro rata in proportion to its respective Pro Rata Share on such Distribution Record Date. Subject to Section 5.7, any Distributable Cash Flow that has been declared to be payable to Unitholders in respect of a Distribution Period will be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions that are declared payable to Unitholders pursuant to Section 5.3, the Trustees may allocate, declare payable and/or make distributions, from time to time, out of Trust Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates and to Unitholders of record on such dates, as the Trustees may determine.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Trust Income, a sufficient amount of the Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the ITA in any taxation year, the following amounts will, without any further actions on the part of the Trustees, be due and payable to Unitholders of record at the close of business on December 31 in each year:

(i) an amount equal to the amount, if any, by which the Trust Income in such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of the Trust Income for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceed the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of the Trust Income for such year.

(c) Any distribution made pursuant to this Section 5.4 will be payable to each Unitholder of record on the applicable record date in respect of a distribution pursuant to Section 5.4(a), or on December 31 in the year of distribution in respect of a distribution pursuant to Section 5.4(b), pro rata in proportion to its respective Pro Rata Share on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts that have been declared to be payable to Unitholders pursuant to Section 5.4(a) will be paid in cash on the Distribution Payment Date determined by the Trustees in respect of such distribution and amounts that are payable pursuant to Section 5.4(b) will be paid not later than January 31 of the following year.

(d) The Trustee may designate as payable to redeeming Unitholders as part of the redemption price any capital gain and/or income realised by the Trust as a result of the redemption of Trust Units.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the ITA, the Trustees in each year will make designations in respect of the amounts paid or payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains

realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under subsection 104(13.1) and/or subsection 104(13.2) of the ITA that income be taxed to the Trust, rather than to the Unitholders. Distributions paid or payable to Unitholders pursuant to this Article 5 will be deemed to be distributions of Trust Income, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees may, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains will include the non-taxable portion of the capital gains of the Trust that are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

Notwithstanding any other provision of this Article 5, each Unitholder will have the legal right to enforce payment on the Distribution Record Date or December 31 (in the case of distributions made pursuant to Section 5.4(b)), as the case may be, of any amount payable to such Unitholder as a result of any distribution declared or otherwise made payable pursuant to this Article 5 on the applicable Distribution Record Date or the applicable December 31, as the case may be, to, and not yet received by, such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions

Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution that has been declared payable, or otherwise made payable, pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustees, include the issuance of additional Trust Units, or fractions of Trust Units, if necessary or desirable, having a value equal to the difference between the amount of such distribution declared to be payable and the amount of cash that has been determined by the Trustees to be available for the payment of such distribution. Such additional Trust Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

5.8 Withholding Taxes

The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distributions. In the event of a distribution in the form of additional Trust Units, the Trustees may sell Trust Units of such Unitholder to pay such withholding taxes and to pay all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of such Unitholder to do so. Upon such sale, the affected Unitholder shall cease to be the holder of such Trust Units.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article that is defined in the ITA will have for the purposes of this Article the meaning that it has in the ITA.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption

Each Unitholder will be entitled to require the Trust to redeem at any time or from time to time at the demand of such Unitholder all or any part of the Trust Units registered in the name of such Unitholder at the prices determined and payable in accordance with the conditions in this Declaration of

Trust. The Trustees will be entitled in their discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

6.2 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed redemption notice, in a form approved by the Trustees, requiring the Trust to redeem the number of Trust Units specified therein to be so redeemed, together with Trust Unit Certificates representing the Trust Units to be redeemed, will be sent to the Trust (at its head office) or as the Trustees may otherwise direct. No form or manner of completion or execution will be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, together with Trust Unit Certificates representing the Trust Units to be redeemed, the Unitholder will thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions on those Trust Units which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units will be considered to be tendered for redemption on the date that the Trustees have, to their satisfaction, received the notice, together with Trust Unit Certificates representing the Trust Units to be redeemed, and other required documents or evidence as aforesaid (the "**Redemption Date**").

6.3 Redemption

(a) Upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, together with Trust Unit Certificates representing the Trust Units to be redeemed, the Unitholder tendering such notice will be entitled to receive a market price per Trust Unit (the "**Redemption Price**") equal to:

$$\frac{(A \times B) - C + D}{E}$$

where:

A = the redemption price per Fund Unit calculated in accordance with the Fund Declaration of Trust as of the close of business on the Redemption Date;

B = the aggregate number of Fund Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to NWC Fund (including Notes and Trust Redemption Notes, if any) and the fair market value of any other assets or investments held by NWC Fund (other than Trust Units, Notes, Trust Redemption Notes or any other indebtedness of the Trust held by or owed to the Fund) as of the close of business on the Redemption Date;

D = the aggregate unpaid principal of any indebtedness and any accrued liabilities of NWC Fund (prior to any redemption of the Fund Units for such date) as of the close of business on the Redemption Date; and

E = the aggregate number of Trust Units outstanding held by NWC Fund as of the close of business on the Redemption Date.

(b) The aggregate Redemption Price payable by the Trust in respect of any Trust Unit tendered for redemption by the holder thereof during any calendar month will be satisfied, at the option of the Trustees in their sole discretion, (i) in immediately available funds by cheque; (ii) by the issuance to, or to the order of, the holder, whose Trust Units are to be redeemed, of such aggregate amount of unsecured promissory notes of the Trust ("**Trust Redemption Notes**") as is equal to the aggregate Redemption Price payable to such holder rounded down to the nearest $100, and having such other terms not inconsistent with Section 6.3(d) as the Trustees in their discretion determine, with the balance of any such aggregate Redemption Price not paid in Trust Redemption Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Trust Redemption Notes as the Trustees will determine in their sole discretion, in each such case, payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption. A holder of Trust Units whose Trust Units are tendered for redemption may elect, any time prior to the payment of the Redemption Price, to receive Trust Redemption Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the principal amount of such Trust Redemption Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $100.

(c) Payments by the Trust of the Redemption Price will be conclusively deemed to have been made upon the mailing of the cheque or transmission of the wire transfer representing any funds payable or any Trust Redemption Notes issuable by registered mail in a postage prepaid envelope (or by wire transfer, as may be applicable) addressed to the redeeming Unitholder and/or any party having a security interest in respect of the Trust Units so redeemed. Upon such payment, the Trust will be discharged from all liability to the redeeming Unitholder and any party having a security interest in respect of the Trust Units so redeemed.

(d) Trust Redemption Notes will be issuable in Canadian currency in denominations of $100 and integral multiples of $100. Each Trust Redemption Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the fifth anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Trustees in their discretion, and the interest shall be payable monthly, in arrears, with such payment to be made on the 15th day of the month following the month to which such payment relates. On maturity, the Trust Redemption Notes will be repaid by paying to the holder thereof the principal amount of the outstanding Trust Redemption Notes that have then matured, together with accrued and unpaid interest thereon. The Trust Redemption Notes will be redeemable in whole or in part at the option of the Trust prior to maturity. The redemption price will be equal to the principal amount of the Trust Redemption Notes redeemed plus accrued and unpaid interest. The redemption price will generally be payable in cash, however, if the Trust chooses to redeem some or all of any outstanding Trust Redemption Notes, the Trust may, in its discretion, issue other unsecured promissory notes of the Trust in full or partial payment of the redemption price for such outstanding Trust Redemption Notes. The Trust Redemption Notes will be unsecured debt obligations of the Trust. Payment of the principal amount and interest on the Trust Redemption Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all

senior indebtedness, which will be defined as all indebtedness, liabilities and obligations of the Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the indebtedness evidenced by the Trust Redemption Notes. The Trust Redemption Notes will provide that upon any distribution of the assets of the Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Trust Redemption Notes are entitled to receive any payment.

6.4 Call for Redemption by Trust

The Trust will be entitled to call for redemption at any time all or part of the outstanding Trust Units registered in the name of holders thereof at the same Redemption Price for each Unit so called for redemption, calculated with reference to the date the Trustees approve the call for redemption of such Trust Units as if such date were the Redemption Date.

6.5 Cancellation of all Redeemed Trust Units

All Trust Units which are redeemed under this Article 6 will be cancelled and such cancelled Trust Units will no longer be outstanding and will not be reissued.

6.6 Withholdings by the Trustees

The Trustees may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
TRUSTEES

7.1 Number of Trustees

The Trustees will consist of not less than three and no more than eleven Trustees, with the number of Trustees from time to time within such range being fixed by the Unitholders by Resolution; provided that until otherwise so determined by the Unitholders, the number of Trustees will be three. A majority of the Trustees must be Resident Canadians.

7.2 Calling and Notice of Meetings

Meetings of the Trustees will be called and held from time to time at such time and at such place in Canada, as the Chairman of the Trustees or any two Trustees may determine, and any one Trustee, or officer of the Trust, may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees will be given to each Trustee not less than 48 hours before the time when the meeting is to be held. A Trustee may in any manner waive a notice of a meeting of Trustees and attendance of a Trustee at a meeting of Trustees is a waiver of a notice of meeting, except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone or facsimile or electronic mail. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such

resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment or election, no other notice will be required for any such regular meeting.

7.3 Place of Meetings

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when he or she attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4 Meetings by Telephone

With the consent of the chairman of the meeting or a majority of the Trustees participating in the meeting, any Trustee may participate in a meeting of the Trustees or of a committee of the Trustees from any location in the world by means of telephone, electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other. A Trustee participating in such a meeting in such manner will be considered present at the meeting and at the place of the meeting. Any such consent will be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Trustees and of committees of Trustees.

7.5 Quorum

The quorum for the transaction of business at any meeting of the Trustees will consist of the greater of two Trustees and a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

7.6 Chairman

The chairman of any meeting of the Trustees will be the Trustee present at the meeting who holds the office of Chairman of the Trustees (as appointed by the Trustees under Section 7.10 or, if such person is not participating in the meeting, the Trustees participating in the meeting shall choose one of their number to be chairman.

7.7 Action by the Trustees

Every question at all meetings of the Trustees will be decided by a majority of the votes cast on the question. In the case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by a resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts (including by facsimile), each of which will be deemed to be an original and all originals together will be deemed to be one and the same instrument.

7.8 Adjourned Meeting

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting will be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting will be deemed to have terminated upon its adjournment.

7.9 Remuneration

The Trustees will be paid such remuneration for their services as the Trustees may from time to time determine.

7.10 Officers

The Trustees may from time to time appoint one or more officers of the Trust, including without limitation a Chairman and a Secretary of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust will be those determined from time to time by the Trustees and, in the absence of such determination, will be those usually applicable to the office held.

7.11 Committees

Except as prohibited by law, the Trustees may appoint from their number a committee of Trustees and may delegate to the committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees.

7.12 Committee Procedure

Unless otherwise determined by the Trustees, a quorum for meetings of any committee will be a majority of its members. Each committee will have the power to appoint its chairman, and the rules for calling, holding, conducting, transacting business at and adjourning meetings of the committee will be the same as those governing the Trustees. Each member of a committee will serve during the pleasure of the Trustees and, in any event, only so long as he or she is a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 8
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

8.1 Qualification of Trustees

The following persons are disqualified from being a Trustee of the Trust:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court of competent jurisdiction in Canada or elsewhere;

(c) a person who is not a Resident Canadian, if the appointment of such person would result in a majority of Trustees not being Resident Canadians;

(d) a person who is not an individual; and

(e) a person who has the status of bankrupt.

8.2 Consent to Act

(a) A person who is appointed a Trustee hereunder, other than each of the three initial Trustees whose consent to act is given by his signature hereto, will not become a Trustee until such person has, either before or after such appointment, consented in writing to do so. Without limiting the form of such consent, the execution and delivery to the Trust of a consent substantially as follows will satisfy such requirement:

> "To: The NWC Trust (the "**Trust**")
>
> And to: The Trustees thereof
>
> The undersigned hereby consents to act as a Trustee of the Trust, certifies that the undersigned [is/is not] a Resident Canadian (as defined in the Declaration of Trust) and hereby agrees, upon the earlier of the date of this consent and the date of the undersigned's appointment or election as a Trustee of the Trust, to become a party, as a Trustee, to the Declaration of Trust, as amended from time to time, constituting the Trust and to be bound by the obligations and liabilities of a Trustee thereunder.
>
> Dated: ______________________
>
> ______________________
>
> [Signature]
>
> ______________________
>
> [Print Name]"

(b) Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Trust a consent in writing as contemplated by Section 8.2(a), such person will become a Trustee hereunder and will be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Fund drawn up in their names or in the name of any other successor and all other rights of the Trustees at law will vest automatically in any person who may hereafter become a Trustee upon such person's due appointment or election and qualification without any further act and such person will immediately thereupon have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee hereunder.

8.3 Ceasing to Hold Office

(a) A Trustee ceases to hold office when:

(i) he or she dies or resigns;

(ii) he or she is removed in accordance with Section 8.4; or

(iii) he or she ceases to be duly qualified to act as a Trustee as provided under Section 8.1.

(b) A resignation of a Trustee becomes effective at the time a written resignation is received by the Trust, or at the time specified in the resignation, whichever is later.

(c) Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee will cease to have the rights, privileges and powers of a Trustee hereunder and will cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee will continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.9. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee must execute and deliver such documents as the remaining Trustees may require for the conveyance of any Trust property held in that Trustee's name, must account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, must resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any securities (directly or indirectly) and will thereupon be discharged as Trustee.

(d) Upon the incapacity or death of any Trustee, his or her legal representative must execute and deliver on his or her behalf such documents as the remaining Trustees may require under Section 8.3(c). In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act*, 1992 (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "**CPOA**"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

8.4 Removal of Trustees

The Unitholders may by Resolution from time to time remove any Trustee or Trustees from office.

8.5 Filling Vacancies

The Unitholders will by Resolution promptly fill any vacancy among the Trustees resulting from:

(a) an increase in the number of Trustees as provided in Section 7.1; or

(b) a Trustee ceasing to hold office as provided in Sections 8.3 and 8.4.

8.6 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment or election of the Trustees or any defect in the qualifications of the Trustees.

ARTICLE 9
CONCERNING THE TRUSTEES

9.1 Powers of the Trustees

Subject to the terms and conditions of this Declaration of Trust, the Trustees are hereby vested with and will have, without other or further authorization, and free from any power or control on the part of the Unitholders, continuing, full, absolute and exclusive power, control, and authority and discretion over, and management of, the Trust Fund and the affairs and undertaking of the Trust, to the same extent as would the sole legal and beneficial owner of such property, and may, in respect of the Trust Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof without the necessity of applying to any court for leave to do so. Without restricting or limiting the generality of the foregoing, such powers of the Trustees will include the powers enumerated in the ensuing sections of this Article 9 and elsewhere in this Declaration of Trust. In construing the provisions of this Declaration of Trust, the presumption will be in favour of the powers and authority granted to the Trustees. The enumeration of any specific power or authority herein (including pursuant to Section 9.2) will not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. To the maximum extent permitted by law, the Trustees will, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments that may be made by trustees. Without limiting the generality of the foregoing, but subject to Sections 4.1, 9.4 and any other express limitations contained in this Declaration of Trust, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in *The Trustees Act* (Manitoba), as amended from time to time and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

9.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust, and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Unitholders, will have and may exercise at any time and from time to time the following powers and authorities, which may be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to maintain records and provide reports to Unitholders;

(c) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(d) to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Trust and the performance of all obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust, under such security;

(e) to collect, sue for and receive all sums of money or other property or items that are believed due to the Trust;

(f) to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration thereof and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(g) to effect payment of distributions to the Unitholders as provided in Article 5;

(h) to invest and/or lend funds of the Trust as provided in Article 4;

(i) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the Trust Fund, including the Class A LP Units and any other securities of NWC LP to the same extent that any Person might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more Persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(j) where reasonably required, to engage, employ, contract with or retain on behalf of the Trust any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers, consultants, technical advisors, depositaries, custodians, transfer agents or otherwise) in one or more capacities;

(k) except as prohibited by law, to delegate from time to time to the Trust's officers, employees, consultants, agents and other persons, without liability to the Trustees, the doing of such things and the exercise of such powers hereunder as the Trustees may from time to time deem expedient, so long as any such delegation is not inconsistent with any of the provisions of this Declaration of Trust and subject at all times to the general control and supervision of the Trustees as provided for herein;

(l) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Fund or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(m) to arrange for insurance contracts and policies insuring the Trust, the Trustees, the Trust Fund, the business of the NWC Entities, any or all of the Trustees or the Unitholders, consultants or agents of the Trust or any person with whom the Trust has dealings in such amounts as the Trustees deem appropriate and which may cover any and all claims and liabilities of every nature arising by reason of holding or having held Trust Units or of holding, being or having held any such office or position, including any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or Unitholders, including any action taken or omitted that may be determined to constitute negligence;

(n) to cause legal title to any of the Trust Fund to be held by and/or in the name of the Trustees, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or Person,

on such terms, in such manner, and with such powers in such Person as the Trustees may determine, and with or without disclosure that the Trust or the Trustees is interested therein;

(o) to issue Trust Units (or rights, warrants, convertible securities, options or other securities) pursuant to the terms and conditions of this Declaration of Trust;

(p) to establish places of business of the Trust;

(q) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(r) to execute, deliver, enter into and perform the obligations of the Trust under the Limited Partnership Agreement, any Credit Documents and such other agreements as are contemplated by any of the foregoing agreements and documents, or are ancillary thereto, to enter into or authorize any amendment, modification, alteration or supplement of or to any such agreement, and to do all such acts and things and execute all such agreements and instruments as are necessary or deemed advisable by the Trustees;

(s) to enter into and perform the obligations of the Trust under subordination and other banking arrangements involving persons in which the Trust has directly or indirectly invested (including without limitation the NWC Entities), and to do all such acts and things and execute and deliver all such agreements and instruments as are necessary to effect such arrangements;

(t) to use commercially reasonable efforts to do all such acts and things in respect of the Trust and the Trust Fund as are necessary to ensure that the Trust qualifies at all times as a "unit trust" pursuant to paragraph 108(2)(a) of the ITA;

(u) in addition to the mandatory indemnification provided for in Section 2.6 and Section 9.9, to indemnify, or enter into agreements with respect to the indemnification of, any Person with whom the Trust has dealings, including without limitation the Trustees, any depositary, registrar, transfer agent or escrow agent, to such extent as the Trustees will determine and to the extent permitted by law;

(v) without the approval or confirmation of Unitholders, to enact and from time to time amend or repeal binding by-laws not inconsistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Fund and the conduct of the affairs of the Trust;

(w) without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness (provided that recourse must in each case be limited to the Trust Fund) and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in or otherwise create an encumbrance upon all or any part of the Trust Fund, including the Class A units and/or any other securities issued by NWC LP;

(x) to pay or satisfy out of the Trust Fund any debts of or claims against the Trust or the Trust Fund, and to incur and to pay out of the Trust Fund any charges or expenses (including those incurred by others prior to the creation of the Trust) that, in the opinion of the Trustees, are or were appropriate, necessary or desirable for the creation or the affairs of the Trust and that are for the account of the Trust;

(y) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Fund, undertaking or income of the Trust, or imposed upon or against the Trust Fund in connection with the undertaking or income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities, and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections, allocations and determinations in respect of net income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as will be permitted under the ITA, and to do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(z) to guarantee (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person including the NWC Entities or the performance of any obligation of any person including the NWC Entities, and to mortgage, pledge, charge, grant a security interest in or otherwise create an encumbrance upon all or any part of the Trust Fund, including the Class A LP Units and/or any other securities issued by NWC LP, as security for such guarantee;

(aa) to determine conclusively the value of any or all of the Trust Fund from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment, may deem material and reliable; and

(bb) to do all such other acts and things and execute all such agreements and other instruments as are incidental to the foregoing or as are necessary, and to exercise all powers that are necessary or useful to carry on the purpose and activities of the Trust, to promote or advance any of the purposes or objectives for which the Trust is formed and to carry out the provisions of this Declaration of Trust whether or not herein specifically mentioned.

9.3 Securities Held by the Trust

Subject to the provisions hereof, the Class A LP Units held from time to time by the Trustees as part of the Trust Fund may be voted by the Trustees on any matter upon which the holders of such Class A LP Units are entitled to vote.

9.4 Restrictions on Trustees' Powers

The Trustees may not, without the approval of the holders of Trust Units:

(a) amend the Declaration of Trust except as otherwise set forth herein;

(b) sell, lease or otherwise dispose of all or substantially all of the Trust Fund, exchange all or substantially all of the property of the Trust other than in the ordinary course of business or in connection with an internal reorganization;

(c) authorize the termination, liquidation or winding-up of the Trust, other than at the end of the term of the Trust or in connection with an internal reorganization; or

(d) authorize the combination, merger or similar transaction of the Trust with any other Person or other than in connection with an internal reorganization.

9.5 Banking

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing: the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities; will be transacted with such banks, trust companies, or other firms or corporations carrying on a banking or similar business as the Trustees may designate, appoint or authorize from time to time, and will be transacted on the Trust's behalf by one or more officers of the Trust as the Trustees may designate, appoint or authorize from time to time.

9.6 Standard of Care and Duties

The Trustees, in exercising the powers and authority conferred upon them hereunder, must act honestly and in good faith with a view to the best interests of the Trust and must exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustees will not be liable in carrying out their duties under this Declaration of Trust except in cases where the Trustees fail to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Unless otherwise required by law, the Trustees will not be required to give surety bond or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees will not be required to devote their entire time to the investments, business or affairs of the Trust.

9.7 Fees and Expenses

As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust Fund, reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust, and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust will be payable out of the Trust Fund.

9.8 Limitations on Liability of Trustees and Others

(a) None of the Trustees nor any officers of the Trust or trustees, officers or directors (if any) of NWC Fund or the NWC Entities will be liable in tort, contract or otherwise to the Trust or any Unitholder or former Unitholder (in each case whether registered or beneficial) or any other Person for: (a) any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; (b) for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security or other asset; (c) for the loss or disposition of monies or securities; (d) for any action or failure to act of any other Person to whom the Trustees have delegated any of their duties under this Declaration of Trust; (e) for any other action or failure to act including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust or for any failure by NWC Fund, NWC LP or any other NWC Entity to perform obligations or pay monies owed to the Trust or for any failure by any Person to perform its duties

under or delegated to it under this Declaration of Trust; except for a breach of the obligations in Section 9.6 or for a breach of Section 9.4. If the Trustees have retained an appropriate expert or advisor or other person whose profession lends credibility to a statement made by the professional person with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may in good faith act or refuse to act based on the advice of such expert or advisor or professional person and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the duty of care, diligence and skill set out in Section 9.6, the Trustees will not be liable for any action or refusal to act in good faith based on the advice of any such expert or advisor or professional person where it is reasonable to conclude that such advice is within the expertise of such expert or advisor or professional person to give.

(b) The Trustees and officers of the Trust in incurring any debts, liabilities or obligations, or taking or omitting any other actions for or in connection with the affairs of the Trust are, and will conclusively be deemed to be, acting for and on behalf of the Trust, and not in their own personal capacities. None of the Trustees nor any officer of the Trust will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses (including legal expenses) against or with respect to the Trust or in respect to the affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any successor, heir, executor, administrator or legal representative of the Trustees. The Trust will be solely liable therefor and resort will be had solely to the Trust Fund for payment or performance thereof.

9.9 Indemnification of Trustee

(a) Subject to Section 9.9(b), in addition to and without limiting any other protection hereunder or otherwise by law of each person who is, or will have been, the Trustees, an officer of the Trust or a trustee, officer or director (if any) of NWC Fund and/or any of the NWC Entities (and their respective heirs and legal representatives) (collectively, the "**Indemnified Persons**"), the Trust hereby agrees to indemnify, defend and save harmless the Indemnified Persons out of the Trust Fund, from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (whether or not involving a third party claim), including legal expenses and including amounts paid to settle an action or satisfy a judgement (collectively, "**Damages**"), which may at any time be suffered by, imposed upon, incurred by or asserted against any of the Indemnified Persons (i) in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Person is made a party by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a trustee, officer or director (if any) of any of the NWC Entities and/or (ii) in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Indemnified Person in consequence of his or her performance of his or her duties hereunder. An Indemnified Person will not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Fund, and no Unitholder or Trustee or officer will be personally liable to any person with respect to any claim for such indemnity or reimbursement.

(b) An Indemnified Person must not be indemnified under Section 9.9(a) in respect of unpaid taxes or other governmental charges or Damages that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust or an NWC Entity (as applicable) or out of or as a result of or in the course of his or her failure to

exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Indemnified Person did not have reasonable grounds for believing that his or her conduct was lawful.

(c) The Trust will indemnify an Indemnified Person for Damages incurred by an Indemnified Person that arise out of or as a result of proceedings by or on behalf of Unitholders against such Indemnified Person if:

(i) such Indemnified Person acted honestly and in good faith with a view to the best interests of the Trust (or an NWC Entity, as applicable);

(ii) such Indemnified Person exercised that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

(iii) either: (i) such Indemnified Person is not judged by a court or other competent authority to have committed any fault or omitted to do anything that the Indemnified Person ought to have done, or (ii) the Trust has the approval of a court to indemnify such Indemnified Person.

9.10 Exculpatory Clauses in Instruments

The Trustees must use reasonable means where practicable to inform all Persons having dealings with the Trust of the limitation of liability set forth in Section 9.8 and Section 2.6, and must use reasonable means where practicable to cause to be inserted in any written agreement, undertaking or obligation made or issued on behalf of the Trust an appropriate statement of the disavowal and limitation of liability as set forth in Section 9.8 and Section 2.6, but the omission of such statement from any such instrument will not render the Trustees, any Unitholder or director, officer, consultant or agent of the Trust liable to any Person, nor will any Trustee or any Unitholder or director, officer, consultant or agent of the Trust be liable to any Person for such omission. If, notwithstanding this provision, any Trustee, Unitholder or director, officer, consultant or agent of the Trust is held liable to any other Person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee, Unitholder or director, officer, consultant or agent of the Trust or the Trustees will be entitled to indemnity out of the Trust Fund to the full extent of such liability and the costs of any litigation or other proceedings in which such liability has been determined, including without limitation, the fees and disbursements of counsel.

9.11 Conditions Precedent

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding will be conditional upon sufficient funds being available to the Trustees from the Trust Fund to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and upon an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage they may suffer by reason thereof. None of the provisions contained in this Declaration of Trust will require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers unless it is given an indemnity and funding satisfactory to the Trustees, acting reasonably.

9.12 Execution of Instruments and Apparent Authority

(a) Any instrument executed in the name of the Trust or on behalf of the Trust by the Trustees will constitute and will be deemed to constitute a valid obligation of the Trust enforceable in accordance with its terms. In addition, the Trustees may from time to time direct the manner in which and the Person or Persons by whom any particular instrument or class of instruments may or must be signed.

(b) Any Person dealing with the Trust in respect of any matters pertaining to the Trust Fund and any right, title or interest therein, or to the Trust or to the Trust Units, will be entitled to rely on a certificate, statutory declaration or resolution executed or certified by a Trustee as to the capacity, power and authority of the Trustees, an officer, a consultant or agent of the Trust or any other Person to act for and on behalf of and in the name of the Trust. No Person dealing with the Trustee or any officer, consultant or agent of the Trust will be bound to see to the application of any funds or property passing into the hands or control of such Trustee, officer, consultant or agent of the Trust. The receipt of a Trustee or of authorized officers, consultants or agents of the Trust, for moneys or other consideration, will be binding upon the Trust.

9.13 Reliance Upon the Trustees

Any Person dealing with the Trust in respect of any matters pertaining to the Trust Fund and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by a Trustee or any officer of the Trust as to the capacity, power and authority of the Trustees or any other Person to act for and on behalf and in the name of the Trust. No Person dealing with a Trustee or an officer of the Trust shall be bound to see the application of any funds or property passing into the hands or control of a Trustee or an officer of the Trust. The receipt of a Trustee or an officer of the Trust for monies or other consideration shall be binding upon the Trust.

ARTICLE 10
AMENDMENT

10.1 Amendment

Except as specifically provided otherwise herein, the provisions of this Declaration of Trust may only be amended by the Trustees with the consent of the Unitholders by Resolution.

Any of the provisions of this Declaration of Trust may be amended by the Trustees at any time or times, without the consent, approval or ratification of any of the Unitholders or any other Person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that such additional protection is provided for the interests of Unitholders as the Trustees may consider expedient;

(c) removing or curing any conflicts or inconsistencies between the provisions of this Declaration of Trust or any supplemental indenture and any other agreement of the Trust with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustees the rights of the Trustees and of the Unitholders are not prejudiced thereby;

(d) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustees the rights of the Trustees and of the Unitholders are not prejudiced thereby;

(e) making any modification in the form of Trust Unit Certificates to conform with the provisions of this Declaration of Trust, or any other modifications, provided the rights of the Trustees and of the Unitholders are not prejudiced thereby; and

(f) ensuring that the Trust continues to qualify as a "unit trust" under the ITA.

Notwithstanding the foregoing, no amendment will reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

ARTICLE 11
VOTING RIGHTS OF UNITHOLDERS

11.1 Voting Rights of Unitholders

Only Unitholders of record will be entitled to approve and execute Resolutions.

11.2 Resolutions

(a) The Trustees will in accordance with a Resolution approved by the Unitholders:

(i) subject to Section 10.1, amend this Declaration of Trust;

(ii) subdivide or consolidate Trust Units;

(iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety; and

(iv) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the above matters set out in this Section 11.2 and the matters set forth in Sections 7.1, 8.4, 8.5 and 13.2 hereof, no action taken by the Unitholders or Resolution of the Unitholders shall in any way bind the Trustees.

11.3 No Breach

Notwithstanding any provisions of this Declaration of Trust, Unitholders will have no power to effect any amendment hereto which would require the Trustees to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustees under any agreement binding on or obligation of the Trust or the Trustees.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustees and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 12 will not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustees and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other Persons.

12.2 Unit Certificates

(a) The form of certificate representing Trust Units will be in such form as is authorized from time to time by the Trustees. Each such certificate will bear an identifying serial number and will be certified manually by a Trustee. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another.

(b) Any Trust Unit Certificate validly issued prior to the date hereof in accordance with the terms of this Declaration of Trust in effect at such time will validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Declaration of Trust

12.3 Register of Unitholders

(a) A register will be maintained at the principal office of the NWC Fund in Winnipeg, Manitoba by the Trustees, which register will contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof.

(b) Only Unitholders whose certificates are so recorded will be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees will have the right to treat the Person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to approve Resolutions and the Trustees will not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustees will have actual or other notice thereof, until such Trust Unit will have been transferred on the register of the Trust as herein provided.

(c) The register referred to in this Section 12.3 will at all reasonable times be open for inspection by the Unitholders.

12.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 12, the Trust Units will be fully transferable without charge as between Persons, but no transfer of Trust Units will be effective as against the Trustees or will be in any way binding upon the Trustees until the transfer has been recorded on the register maintained by the Trustees. No transfer of a Trust Unit will be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 12, Trust Units will be transferable on the register of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators, successors or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustees, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees. Upon such delivery the transfer will be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) will be issued to the transferor. The Unitholder will be responsible for transfer and exchange fees and expenses.

(c) Any Person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, will be recorded as the holder of such Trust Units and will receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustees thereof and delivery of the existing Trust Certificate to the Trustees, but until such record is made the Unitholder of record will continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustees will have actual or other notice of such death or other event.

12.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustees may treat two or more Persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry will be made in the register or on any Trust Certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any Person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment will be a valid discharge to the Trustees. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment will be a valid discharge to the Trustees.

12.6 Performance of Trust

The Trustees, the Unitholders and any officer, employee or agent of the Trust will not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his Personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein except for the Person recorded as a Unitholder.

12.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to

make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees may direct indemnifying the Trustees and their agent for so doing. The Trustees will have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustees will pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustees in their sole discretion. If such blanket lost security bond is required, the Trustees may authorize and direct (upon such terms and conditions as the Trustees may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustees.

12.8 Unclaimed Interest or Distribution

In the event that the Trustees will hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees will be under no obligation to invest or reinvest the same but will only be obliged to hold the same in a current non-interest-bearing account pending payment to the Person or Persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the applicable public trustees (or other appropriate Governmental Entity official or agency) whose receipt will be a good discharge and release of the Trustees.

12.9 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustees where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 12. Any Trust Certificates tendered for exchange will be surrendered to the Trustees will be cancelled.

ARTICLE 13
TERMINATION

13.1 Termination Date

Unless the Trust is earlier terminated or extended, the Trustees shall commence to wind up the affairs of the Trust on December 31, 2099.

13.2 Termination by Resolution of Unitholders

The Unitholders may vote by Resolution to terminate, liquidate or wind-up the Trust, whereupon the Trustees will commence to wind-up the affairs of the Trust.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustees will give notice thereof to the Unitholders, which notice will designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust will be closed.

13.4 Powers of the Trustees upon Termination

After the date on which the Trustees are required to commence to wind-up the affairs of the Trust, the Trustees will carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and for these purposes, the Trustees will continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

13.5 Sale of Investments

After the date referred to in Section 13.4, the Trustees will proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustees, sell or convert into money the assets comprising the Trust Fund, including the Class A LP Units, in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and will in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 13.2.

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale together with any cash forming part of the Trust Fund among the Unitholders in accordance with their respective Pro Rata Share.

13.7 Further Notice to Unitholders

In the event that all of the Unitholders will not surrender their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units will be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their respective Pro Rata Share of the amounts referred to in Section 13.6 and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into court.

13.8 Responsibility of Trustees after Sale and Conversion

The Trustees will be under no obligation to invest the proceeds of any sale of any assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust will be to hold such proceeds in trust for distribution under Section 13.6.

ARTICLE 14
SUPPLEMENTAL DECLARATIONS OF TRUST

14.1 Provision for Supplemental Declarations of Trust

From time to time the Trustees may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures, declarations of trust or instruments supplemental hereto, which thereafter will form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 10;

(b) giving effect to any Resolution approved by Unitholders as provided in Article 11;

(c) making such provision not inconsistent with this Declaration of Trust as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustees, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Declaration of Trust, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustees, the rights of the Trustees and the Unitholders are not prejudiced thereby,

provided that the Trustees may in their sole discretion decline to enter into any such supplemental declaration of trust which in its opinion may not afford adequate protection to the Trustees when the same will become operative.

14.2 Provision for Amended and Restated Declaration of Trust

Notwithstanding Section 14.1, following any amendments to this Declaration of Trust, the parties to this Declaration of Trust may enter into an amended and restated version of this Declaration of Trust which will include and give effect to all amendments to this Declaration of Trust in effect at the applicable time.

ARTICLE 15
NOTICES

15.1 Notice

(a) Any notice, direction or other communication given under this Declaration of Trust will be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(i) If to the Trustees to:

77 Main Street
Winnipeg, Manitoba
R3C 2R1
Attention: The Trustees of The NWC Trust
Facsimile: (204) 934-1455

(ii) If to the Trust to:

77 Main Street
Winnipeg, Manitoba
R3C 2R1
Attention: Chief Financial Officer
Facsimile: (204) 934-1455

(iii) If to a Unitholder:

At its address of record on the register of Unitholders maintained by the Trustees.

(b) Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Winnipeg time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission provided the transmitter receives a confirmation of successful transmission. Any party hereto may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to such party at its changed address.

15.2 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein will not affect the validity or effect of any action referred to in such notice, and the Trustees will not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units will be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article will, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service will be deemed sufficient service on all Persons interested in the Trust Units concerned.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustees will keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustees will, at the principal office of the NWC Fund in Winnipeg, Manitoba, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Declaration of Trust.

16.2 Annual Reporting to Unitholders

The Trustees will mail:

(a) to each Unitholder, within 140 days after the end of each calendar year, the unaudited consolidated financial statements of the Trust for the most recently completed year; and

(b) to each Person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the ITA.

16.3 Information Available to Unitholders

Each Unitholder will have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Declaration of Trust and any indenture supplemental hereto.

16.4 Income Tax: Obligation of the Trustees

The Trustees will discharge all obligations and responsibilities of the Trustees under the ITA or any similar provincial legislation, and neither the Trust nor the Trustees will be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

16.5 Fiscal Year

The fiscal year of the Trust will end on December 31 of each year.

ARTICLE 17
MISCELLANEOUS

17.1 Governing Law

This Declaration of Trust (including the Trust Unit Certificates) will be governed by and interpreted and enforced in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

17.2 Time of the Essence

Time will be of the essence of this Declaration of Trust.

17.3 Third Party Beneficiaries

The parties intend that, except as explicitly set forth herein, this Declaration of Trust will not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties and, except as explicitly set forth herein, no Person, other than a party will be entitled to rely on the provisions of this Declaration of Trust in any action, suit, proceeding, hearing or other forum.

17.4 Limitation of Liability

Each of the parties hereto acknowledge that the obligations of NWC Fund under this Declaration of Trust will not be personally binding upon any of the Trustees of NWC Fund, any registered or beneficial holder of units of NWC Fund or any beneficiary under a plan of which a holder of such units acts as a trustees or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing, or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of NWC Fund arising hereunder, any recourse for such indebtedness, obligations or liabilities of the Fund will be limited to, and satisfied only out of, the assets of NWC Fund.

17.5 Further Assurances

The parties will perform and cause to be performed any further and other acts and things and execute and deliver or cause to be executed and delivered any further and other documents as counsel to the Trust considers necessary or desirable to carry out the terms and intent of this Declaration of Trust.

17.6 Waiver

(a) No waiver of any of the provisions of this Declaration of Trust will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the party to be bound by the waiver.

(b) No failure on the part of a party to exercise, and no delay in exercising any right under this Declaration of Trust will operate as a waiver of such right; nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

17.7 Successors and Assigns

This Declaration of Trust will be binding upon and enure to the benefit of the parties and their respective successors, heirs, personal representatives and permitted assigns.

17.8 Severability

If any provision of this Declaration of Trust is determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Declaration of Trust and the remaining provisions will continue in full force and effect.

17.9 Counterparts

This Declaration of Trust may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Declaration of Trust as of the date first above written.

TRUSTEES:
Signed by: "Ian Sutherland"

IAN SUTHERLAND

Signed by: "Edward Kennedy"

EDWARD KENNEDY

Signed by: "Leo Charriere"

LEO CHARRIERE

INITIAL UNITHOLDER:

Signed by: "Michael Martin"

MICHAEL MARTIN

THE NWC TRUST
(established pursuant to the laws of Manitoba)

DUE: DECEMBER 31, 2031

The NWC Trust (herein referred to as the "Debtor"), for value received, hereby promises to pay to The North West Company Fund (the "Fund"), on December 31, 2031, or on such earlier date upon which the principal amount hereof may become payable in accordance with the conditions herein set out on presentation and surrender of this Note, the sum of $30,000,000.00 in lawful money of Canada, at the corporate office of the Fund in Winnipeg, Manitoba, and to pay interest thereon from and including April 29, 2006 at the rate of thirteen percent (13%) per annum computed and compounded semi-annually, not in advance, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on the 15th days of March and September in each year during the currency of this Note.

As interest becomes due on this Note, the Debtor shall cause to be sent by prepaid ordinary mail a cheque, or by other transfer of funds by such means as may be considered appropriate by the Fund, for such interest (less any tax required by law to be withheld therefrom) payable to the Fund, or any transferee of the Fund's interest in this Note (the Fund or any such transferee being herein referred to as the "Holder") and addressed to it at the last known address shown on the books of the Debtor, unless such Holder otherwise directs.

When not in default hereunder, the Debtor shall be entitled to prepay the whole or any part of the indebtedness evidenced by this Note at any time and from time to time without notice, bonus or penalty of any kind whatsoever.

Notwithstanding any other provision of this Note, the outstanding balance hereunder shall become immediately due and payable without notice on the occurrence of any default in any payment due under this Note. In the event of a default of any payment due hereunder (principal and/or interest) in accordance with the provisions of this Note, the Debtor shall also pay all costs incurred by the Holder in enforcing and collecting upon this Note, including legal costs on a solicitor and client basis.

Payments received by the Holder hereunder shall be applied firstly towards interest then due, and secondly towards principal.

The Debtor hereby waives presentment, demand, notice of dishonour, notice of protest, notice of non-payment and any other notice required by law to be given to the Debtor on this Note in connection with the delivery, acceptance, performance, default or enforcement of this Note and hereby consents to any delays, extensions or renewals, any waiver of any term or condition of this Note, the release of the Debtor under this Note, and hereby agrees that any action by the Holder or failure to act by the Holder shall not affect or impair the obligations of the Debtor, or be construed as being a waiver by the Holder of its rights under this Note.

This Note and everything herein contained shall enure to the benefit of and be binding upon the parties hereto and each of their respective administrators, successors and assigns.

This Note shall be governed by and construed in accordance with the laws of the Province of Manitoba. The parties hereby attorn to the jurisdiction of the courts of the Province of Manitoba; PROVIDED THAT the Holder may enforce its rights under this Note in such provinces, states and countries as it deems fit, all parties hereto hereby for such enforcement purposes attorning to the jurisdiction of such provinces, states and countries.

Time shall be of the essence of this Note.

IN WITNESS WHEREOF the administrator of The NWC Trust has signed this Note this 15 day of Feb, 2006.

THE NWC TRUST, by its administrator,
THE NORTH WEST COMPANY INC.

Per: Signed by: "Leo Charriere"

Name: Leo Charriere
Title: Chief Financial Officer

ALTERNATIVE MONTHLY REPORT UNDER NATIONAL INSTRUMENT 62-103, THE EARLY WARNING SYSTEM AND RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES ("NI 62-103")

Name of Eligible Institutional Investor (Alternative Reporter):

CIBC Global Asset Management Inc.

Name of Reporting Issuer: **NORTH WEST COMPANY FUND**

Month with respect to which this Report is Filed: **June 30, 2006**

Report of Security Transactions:

CIBC Global Asset Management Inc. reports that as a result of transactions in the market in the ordinary course of business by one or more of its mutual fund, pension fund or other client accounts during the month of **June 30, 2006** and/or as a result of reorganization of capital structure of trust units of **North West Company Fund** (the "Issuer"), the aggregate number of trust units of the Issuer held by all of its client accounts as at **June 30, 2006** was **2,729,421**, representing, based on CIBC Global Asset Management Inc.'s understanding, approximately **16.93%** of all outstanding units of that class.

Change from Previous Report:

The percentage of units of the Issuer held by all CIBC Global Asset management Inc.'s client accounts has **increased from 10.07% to 16,93%** as a result of normal market transactions made in the ordinary course of business and for investment purposes only and/or as a result of reorganization of the capital structure.

Nature of Ownership, Control or Direction:

CIBC Global Asset Management Inc. specifically disclaims any beneficial ownership of the reported securities but, as investment manager, it maintains exclusive power to exercise investment control or direction over **2,729,421 units representing 16.93% of the outstanding units** for its client accounts as the beneficial owners.

Designation and Number or Principal Amount of Securities and the Percentage of Outstanding Securities referred to above over which:

1) **The eligible institutional investor, either alone or together with any joint actors, has ownership and control:** None.

2) **The eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:** None.

3) **The eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:** None.

Purpose of the Transactions:

The transactions on the trust units were made in the ordinary course of business and for investment purposes only and/or as a result of reorganization of the capital structure. CIBC Global Asset Management Inc.'s client accounts may from time to time acquire additional trust units, dispose of some or all of the existing trust units or may continue to hold the trust units.

Description of Change in any Material Fact:

To the best of its knowledge, CIBC Global Asset Management Inc. and its client accounts do not in the ordinary course of business receive material facts or changes about the Issuer, which have not been publicly disclosed.

Reliance on Exemption:

CIBC Global Asset Management Inc. is an eligible institutional investor within the meaning of NI 62-103 and is eligible to file reports under Part 4 of NI 62-103 in respect of the securities referred to herein. This report is issued in respect of the alternative reporting exemption described in "NI 62-103" regarding early warning reporting. Neither CIBC Global Asset Management Inc. nor any of its client accounts presently intend to:

(a) make a formal take-over bid for any securities of the Issuer;

(b) propose a transaction that would constitute a take-over bid for securities of the Issuer in reliance on an exemption in the Securities Act (Ontario); or

(c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Issuer which would result in CIBC Global Asset Management Inc.'s client accounts controlling the Issuer with others.

CIBC Global Asset Management Inc. declares that the filing of the Report is not an admission that CIBC Global Asset Management Inc. owns or controls any described securities.

Contact Person:

For further information, contact:

Guy Desrochers
First Vice-President, Global Equities
CIBC Global Asset Management Inc.
1000 de la Gauchetière Street West
Suite 3100
Montreal (Quebec) H3B 4W5
Telephone: (514) 875-7040

Date and Signature:

This report is dated **July 7, 2006** and is signed by an authorized officer of the alternative reporter.

CIBC GLOBAL ASSET MANAGEMENT INC.

(*Signed*) "Guy Desrochers"

Signature: Guy Desrochers
First Vice-President, Global Equities

Form 51-102F3
Material Change Report

1. **Name and Address of the Company**

   North West Company Fund ("the Fund")
   77 Main Street
   Winnipeg, Manitoba
   R3C 2R1

2. **Date of material change**
   September 7, 2006

3. **News Release**
   A press release dated September 7, 2006 disclosing in detail the material summarized in this material change report was disseminated by the Fund on September 7, 2006 and filed with applicable securities regulatory authorities by SEDAR.

4. **Summary of Material Change**

   On September 7, 2006 the Trustees of the Fund approved a Trust Unit split on a "push out" basis of two additional Trust Units for each issued and outstanding Unit held by Unitholders of record at the close of business on September 20, 2006, subject to regulatory approval. This will result in a three-for-one Trust Unit split.

5. **Full description of Material Change**

   On September 7, 2006, the trustees of the Fund approved that the issued and outstanding Trust Units of the Fund be split on a three-for-one basis (the "Unit Split"), effective at the close of business on September 20, 2006, (or such later date approved by the Toronto Stock Exchange).

   The Unit Split will be effected by way of the "push-out" method, whereby each holder of Trust Units at the close of business on September 20, 2006 will be issued two additional Units for every one Unit then held.

   An additional 32,252,000 Units were reserved for issuance pursuant to the Unit Split to the holders of Trust Units on the effective date of the Trust Unit Split. The additional Trust Units will be delivered to Unitholders (or their intermediaries) on September 25, 2006.

   The trustees of the Fund expect that the increased number of Units resulting from the Unit Split will enhance liquidity and trading volume to the benefit of Unitholders. The Unit Split will have no unfavourable tax consequences in Canada or the United States and will not dilute Unitholders' equity.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   No information has been omitted.

8. **Executive Officer**

   Edward Kennedy, President & CEO, The North West Company
   phone (204) 934-1482; fax (204) 934-1317; email
   ekennedy@northwest.ca

   Léo Charrière, Executive Vice-President & CFO, The North West
   Company phone (204) 934-1503; fax (204) 934-1455; email
   lcharriere@northwest.ca

9. **Date of Report**

   September 8, 2006